     As filed with the Securities and Exchange Commission on June 22, 1995


                                                       Registration No. 33-91532

===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                AMENDMENT NO. 1
                                      to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                  ----------

                           KEYSTONE FINANCIAL, INC.

            (Exact name of registrant as specified in its charter)

         Pennsylvania                              6711                     23-2289209

(State or other jurisdiction of        (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)         Classification Code Number)        Identification No.)


                              One Keystone Plaza
                           Front and Market Streets
                                 P.O. Box 3660
                      Harrisburg, Pennsylvania 17105-3660
                                (717) 233-1555

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ----------


                             Ben G. Rooke, Esquire
                           Keystone Financial, Inc.
                              One Keystone Plaza
                           Front and Market Streets
                                 P.O. Box 3660
                      Harrisburg, Pennsylvania 17105-3660
                                (717) 231-5701

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  ----------

===============================================================================
                                                        Page 1 of 108
                                                  Exhibit Index at Page 99

                                                            [Preliminary Copy]
                          Proxy Statement/Prospectus

                           KEYSTONE FINANCIAL, INC.

                 501,150 Shares of Common Stock, $2 par value
                       issuable in proposed merger with

                    SHAWNEE FINANCIAL SERVICES CORPORATION

        This Proxy Statement/Prospectus is being furnished to the shareholders of Shawnee Financial Services Corporation ("Shawnee") in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Shareholders of Shawnee to be held on August 1, 1995. The purpose of the Special Meeting is to consider a proposed merger (the "Merger") of Shawnee into Keystone Financial, Inc. ("Keystone"). As a result of the Merger, Keystone, which will be the surviving corporation, will acquire all of the assets and liabilities of Shawnee, and the shareholders of Shawnee will become shareholders of Keystone. Each outstanding share of Shawnee Common Stock will be converted in the Merger into 6.25 shares of Keystone Common Stock. The Keystone Common Stock is quoted on the NASDAQ National Market System under the symbol "KSTN." Based on the June 20, 1995 closing sale price for Keystone Common Stock of $28.125 per share, the value of the 6.25 shares of Keystone Common Stock being offered for each Shawnee share in the Merger would be $175.78. Shawnee shareholders should note that the market value of the Keystone Common Stock may change prior to consummation of the Merger. The approximate date on which this Proxy/Statement Prospectus will first be mailed
  to the shareholders of Shawnee is June      , 1995.
                                        ------

                        ------------------------------

    THE SHARES OF KEYSTONE COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THE SHARES OF KEYSTONE COMMON STOCK OFFERED HEREBY ARE NOT
         SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR
        SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
            INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                        ------------------------------

  No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, any such information or representation should not be relied upon as having been authorized by Keystone or Shawnee. This Proxy Statement/Prospectus does not constitute an offer or solicitation by any person in any State in which such offer or solicitation is not authorized by the laws thereof or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/Prospectus at any time nor the distribution of Keystone Common Stock hereunder shall imply that the information contained herein is correct as of any time subsequent to its date.

                        ------------------------------

       The date of this Proxy Statement/Prospectus is June      , 1995.
                                                           -----

                             AVAILABLE INFORMATION

        Keystone has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") a Registration Statement on Form S-4 (the "Registration Statement") covering the shares of Keystone Common Stock issuable in the Merger. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

        Keystone is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; Suite 1400, 500 West Madison Street, Chicago, Illinois; and Room 1228, 75 Park Place, New York, New York. Copies of such material can also be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. Keystone Common Stock is quoted on the NASDAQ National Market System, and such reports, proxy statements and other Keystone information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C.

        This Proxy Statement/Prospectus incorporates by reference certain documents relating to Keystone which are not presented herein or delivered herewith. See "Keystone Documents Incorporated by Reference" below. Copies of such documents are available upon written or oral request and without charge to any person to whom this Proxy Statement/Prospectus has been delivered. Requests for Keystone documents should be directed to Keystone Financial, Inc., One Keystone Plaza, Front and Market Streets, P.O. Box 3660, Harrisburg, Pennsylvania 17105-3660, Attention: Ben G. Rooke, Corporate Secretary (telephone: 717-231-5701). In order to ensure timely delivery of the documents, any request by a Shawnee shareholder should be made not later than July 25, 1995.


                 KEYSTONE DOCUMENTS INCORPORATED BY REFERENCE

        The following documents previously filed by Keystone with the SEC pursuant to the Exchange Act (File No. 0-11460) are hereby incorporated by reference into this Proxy Statement/Prospectus:

              1. Keystone's Annual Report on Form 10-K for the year ended December 31, 1994;

              2. Keystone's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; and

              3. The description of the Keystone Common Stock which is contained in Keystone's Current Report on Form 8-K dated July 31, 1992.

        All documents filed by Keystone with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Shawnee Special Meeting shall be deemed to be incorporated by reference in this Proxy
  Statement/Prospectus and to be a part hereof from the date of the filing of such documents.

        Shawnee shareholders who wish to obtain copies of the Keystone documents incorporated by reference herein may do so by following the instructions under "Available Information" above.

                           KEYSTONE FINANCIAL, INC.
                                      and
                    SHAWNEE FINANCIAL SERVICES CORPORATION

                                  -----------

                          PROXY STATEMENT/PROSPECTUS

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

  SUMMARY...........................................................      iii

  INTRODUCTION
       Record Date; Voting Rights...................................        1
       Purpose of the Special Meeting...............................        1
       Voting and Revocation of Proxies.............................        2
       Solicitation of Proxies......................................        2

  PLAN OF MERGER
       The Merger...................................................        2
       Background of and Reasons for the Merger.....................        3
       Required Vote; Management Recommendation.....................        6
       Voting Agreements............................................        6
       Trust Department Shares......................................        6
       Opinion of Shawnee Financial Advisor.........................        7
       Conversion of Shawnee Shares.................................       11
       Tax Consequences to Shawnee Shareholders.....................       12
       Boards of Directors Following the Merger.....................       13
       Interests of Certain Persons in the Transaction..............       13
       Warrant Agreement............................................       14
       Inconsistent Activities......................................       16
       Conduct of Shawnee Business Pending the Merger...............       16
       Shawnee Dividend Limitation..................................       16
       Conditions to the Merger.....................................       16
       Representations and Warranties...............................       17
       Amendment, Waiver and Termination............................       17
       Dissenters' Rights of Shawnee Shareholders...................       18
       Restrictions on Resales by Shawnee Affiliates................       20
       Effect of Certain Transactions Involving Keystone............       21
       Expenses.....................................................       21
       Effective Date of the Merger.................................       21
       Accounting Treatment.........................................       21

  INFORMATION CONCERNING KEYSTONE
     KEYSTONE SELECTED FINANCIAL DATA...............................       23
     STOCK PRICES AND DIVIDENDS ON KEYSTONE COMMON STOCK............       25


  INFORMATION CONCERNING SHAWNEE
     SHAWNEE SELECTED FINANCIAL DATA................................       26
     SHAWNEE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
        FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............       27
     MARKET AND DIVIDEND INFORMATION CONCERNING
        SHAWNEE COMMON STOCK........................................       38
     BUSINESS OF SHAWNEE............................................       39
     MANAGEMENT OF SHAWNEE..........................................       41
     CERTAIN BENEFICIAL OWNERS OF SHAWNEE COMMON STOCK..............       43
     SHAWNEE'S INDEPENDENT AUDITORS.................................       43

  COMPARISON OF KEYSTONE COMMON STOCK
     AND SHAWNEE COMMON STOCK.......................................       44

  LEGAL OPINIONS....................................................       49

  EXPERTS...........................................................       49

  OTHER MATTERS.....................................................       49

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS........................       50

  ANNEXES
       I.  Opinion of Berwind Financial Group, L.P. to Shawnee......      A-1

      II.  Statutory Provisions Concerning Dissenters'
              Rights of Shawnee Shareholders........................      A-3

                                    SUMMARY


        The following is a brief summary of certain information which may also be contained elsewhere in this Proxy Statement/Prospectus. This summary is provided for convenience and should not be considered complete. It is qualified in its entirety by the more detailed information contained in this Proxy Statement/Prospectus and in the Annexes hereto.


  The Parties

        Keystone Financial, Inc. ("Keystone") is a bank holding company with its principal executive offices at One Keystone Plaza, Front and Market Streets, P.O. Box 3660, Harrisburg, Pennsylvania 17105-3660 (telephone: 717-233-
  1555).

        In terms of assets, Keystone is the seventh largest bank holding company in Pennsylvania. Its banking subsidiaries are Mid-State Bank and Trust Company, Altoona, Pennsylvania ("Mid-State"); Pennsylvania National Bank and Trust Company, Pottsville, Pennsylvania; Northern Central Bank, Williamsport, Pennsylvania; The Frankford Bank, N.A., Horsham, Pennsylvania; American Trust Bank, Cumberland, Maryland; and American Trust Bank of West Virginia, Inc., Keyser, West Virginia.

        Keystone's subsidiary banks provide a wide range of financial products and services through a combined total of 140 community offices located in central and southeastern Pennsylvania, western Maryland and northeastern West Virginia. Keystone's subsidiary banks operate under the "supercommunity" banking philosophy, functioning as local community banks with a personalized service approach to customers while at the same time taking advantage of the size of the larger Keystone organization to provide a broad product line and gain operating and management efficiencies through economies of scale. In addition to the traditional banking services provided by its member banks, Keystone has established several nonbanking subsidiaries to deliver an array of services to both Keystone and its customers, including brokerage, mortgage banking, leasing, investments and credit life and accident and health insurance. See "Keystone Documents Incorporated by Reference."

        Keystone Common Stock is traded in the over-the-counter market under the symbol "KSTN" and is listed in the NASDAQ National Market System. On June 20, 1995, the closing sale price for Keystone Common Stock on the NASDAQ National Market System was $28.125. See "Information Concerning Keystone--Stock Prices and Dividends on Keystone Common Stock."

        At March 31, 1995, Keystone reported consolidated total assets of $4.680 billion, deposits of $3.825 billion and net loans and leases of $3.195 billion. Keystone reported net income of $51,359,000, or $2.20 per share, for the year ended December 31, 1994 and net income of $14,656,000, or $0.63 per share, for the three months ended March 31, 1995. See "Information Concerning Keystone--Selected Financial Data" and "Keystone Documents Incorporated by Reference."

        Shawnee Financial Services Corporation ("Shawnee") is a bank holding company with its principal executive offices at 115 East Main Street, Everett, Pennsylvania 15537 (telephone: 814-652-5138). Its sole subsidiary is The Everett Bank, which has four banking offices in Bedford County in central Pennsylvania. See "Information Concerning Shawnee--Business of Shawnee."

        At March 31, 1995, Shawnee reported consolidated total assets of $71.209 million, deposits of $62.627 million and net loans of $38.752 million.
  Shawnee reported net income of $727,000, or $9.07 per share, for the year ended December 31, 1994 and net income of $191,000, or $2.38 per share, for the three months ended March 31, 1995. See "Information Concerning Shawnee-- Selected Financial Data;" Information Concerning Shawnee--Management's Discussion and Analysis of Financial Condition and Results of Operations;" and "Index to Consolidated Financial Statements."

  The Shawnee Special Meeting

        The Special Meeting of Shareholders of Shawnee (the "Special Meeting") will be held at 11:00 a.m., local time, on August 1, 1995 at The Everett Bank's Board Room, 115 East Main Street, Everett, Pennsylvania. Only holders of record of Common Stock, par value $10.00 per share, of Shawnee ("Shawnee Common Stock") at the close of business on June 24, 1995 will be entitled to vote at the Special Meeting. At that date, 80,184 shares of Shawnee Common Stock were outstanding, each share being entitled to one vote. See "Introduction."

  The Merger

        At their Special Meeting, the shareholders of Shawnee will be asked to approve an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger (collectively, the "Plan of Merger") between Keystone and Shawnee. The Plan of Merger provides for the merger of Shawnee into Keystone (the "Merger"). It is contemplated that simultaneously with or following the Merger, The Everett Bank will be merged (the "Bank Merger") into Mid-State, one of Keystone's operating bank subsidiaries. See "Plan of Merger--The Merger." As a result of the Merger, each outstanding share of Shawnee Common Stock will be converted into 6.25 shares of Keystone Common Stock, with cash to be paid in lieu of any fractional share. See "Plan of Merger--Conversion of Shawnee Shares." On June 20, 1995, the closing sale price for Keystone Common Stock on the NASDAQ National Market System was $28.125 per share.


  Reasons for the Merger

        Shawnee. The past several years have evidenced significant changes in the banking industry, including greater regulation at the federal level (both in terms of paperwork and complexity) and significant consolidation among banks.

        During the first quarter of 1994, the Board of Directors of Shawnee began to consider its goals for the future. These goals included the enhancement of shareholder value, continued service to the Everett area and surrounding communities and continued attention to the needs of its employees. In April 1994, certain representatives of Shawnee were approached by Keystone concerning a possible merger of the two companies. Throughout the summer and fall of 1994, these discussions continued, leading to a definitive proposal in November 1994 for Keystone to acquire Shawnee. This proposal addressed issues relating to the structure of the transaction as a tax-free exchange, and proposed an exchange ratio of 5.849 shares of Keystone Common Stock for each share of Shawnee Common Stock outstanding.

        Berwind Financial Group, L.P. ("Berwind") was retained by the Board in October 1994 to advise it concerning the financial aspects of a potential merger with Keystone or another party. Berwind has represented many banks in acquisition transactions, acting on behalf of both acquirors and acquirees. Berwind reported its preliminary findings on the value of Shawnee to the Board of Directors in December 1994. Following this presentation, the Board directed Berwind to negotiate with Keystone over the next week to obtain a higher price for Shawnee shareholders while meeting the Board's other, non-financial objectives. Berwind reported back to the Board on December 13, 1994 that Keystone would be willing to increase its offer to 6.25 shares of Keystone Common Stock for each share of Shawnee Common Stock outstanding, which the Board then voted to accept. The Board directed its attorneys to proceed to negotiate a definitive merger agreement with Keystone. This agreement was negotiated between the parties, presented to the Board, and signed on January 5, 1995.

        Prior to the signing of the Plan of Merger with Keystone, Shawnee received an opinion from its financial advisor to the effect that the Keystone offer was fair to the shareholders of Shawnee. Details of this opinion and Berwind's analysis are set forth in greater detail in this Proxy Statement/Prospectus. See "Plan of Merger--Opinion of Shawnee Financial Advisor." In addition to Berwind's fairness opinion, the Board favored the Merger for various other reasons, including the strength of Keystone as a banking institution and its ability to continue to serve customers in the bank's market, opportunities for The Everett Bank's employees within Keystone's organization and the significant benefits to Shawnee shareholders resulting from the consideration offered by Keystone and the tax-free nature of the transaction. For a more complete discussion of these reasons, see "Plan of Merger-- Background of and Reasons for the Merger."

        Based upon the above and other factors, the Board unanimously approved the Plan of Merger on January 5, 1995.

          Shawnee has been contacted periodically by other banking institutions which have expressed an interest in a possible merger. Since beginning its discussions with Keystone last year, three bank holding companies have indicated orally a preliminary interest, and one bank holding company has expressed such an interest by means of a letter. No oral or written offer was made by any of such parties, and Shawnee did not pursue any further contact with these parties.

        Keystone. For Keystone, the addition of Everett's offices to Mid-State resulting from the Merger and the Bank Merger will provide a natural extension to Mid-State's market area and a bridge between the areas served by Mid-State and American Trust Bank, Keystone's subsidiary headquartered in Cumberland, Maryland. The Merger will enable Mid-State to better serve the agricultural market in eastern Bedford County and to serve this market's larger commercial customers by providing financial products and services which Everett has been unable to provide.


  Vote Required for Approval

        Approval of the Plan of Merger by the shareholders of Shawnee requires the affirmative vote of the holders of at least 75% of the outstanding shares of Shawnee Common Stock. A failure to vote, an abstention or a broker non-vote will have the same legal effect as a vote against the approval of the Plan of Merger. See "Plan of Merger--Required Vote; Management Recommendation." As of June 19, 1995, the directors and executive officers of Shawnee beneficially owned an aggregate of 21.33% of the outstanding Shawnee Common Stock.

        The directors and executive officers of Shawnee have entered into agreements with Keystone to vote in favor of the Merger shares of Shawnee Common Stock beneficially owned by them individually or jointly and to use their best efforts to cause certain other shares over which they have or share voting power to be voted in favor of the Merger. These agreements cover an aggregate of 21.33% of the outstanding Shawnee Common Stock. No monetary or other compensation was paid to any Shawnee director or executive officer for entering into these agreements. See "Plan of Merger--Voting Agreements."

        The Trust Department of Keystone's wholly owned subsidiary, Mid-State, acting in a fiduciary capacity, has voting power over 8.37% of the outstanding Shawnee Common Stock. It is anticipated that these shares will be voted in favor of the Merger.

        The Merger does not require approval by the shareholders of Keystone.


  Opinion of Financial Advisor

        The investment banking firm of Berwind Financial Group, L.P.  has
  rendered an opinion to Shawnee dated June      , 1995 that the terms of the
                                            -----
  Merger are fair, from a financial point of view, to Shawnee and its shareholders. This opinion is attached as Annex I to this Proxy Statement/Prospectus and should be read in its entirety for information as to the matters considered and the assumptions made in rendering such opinion. See "Plan of Merger--Opinion of Shawnee Financial Advisor."

  Board of Directors' Recommendation

        The Board of Directors of Shawnee believes that the Merger is in the best interests of the shareholders of Shawnee and unanimously recommends that Shawnee shareholders vote "FOR" approval of the Plan of Merger.

        SHAWNEE SHAREHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.


  Post-Merger Boards of Directors

        Following the Bank Merger, L. Frank Bittner, presently Chairman of the Board of Directors of Shawnee, will become a member of the Board of Directors of Mid-State. No change in the Board of Directors of Keystone will be made by reason of the Merger. See "Plan of Merger--Boards of Directors Following the Merger."


  Interests of Certain Persons in the Transaction

        As a director of Mid-State, L. Frank Bittner will receive the same fees as other Mid-State directors, consisting of an annual retainer of $3,500, plus $500 per Board meeting and $200 per Board Committee meeting attended. Samuel
  K. Bohn, the President and a director of Shawnee and Everett, will be offered $50,000 per year for a two-year period to assist in the post-Merger transition and/or for a covenant not to compete. Ralphard L. Black, Vice President of Shawnee and Executive Vice President of Everett, will be employed as a Vice President of Mid-State without change by reason of the Merger in his salary, which is currently $65,000 per year.

        It is not intended that any of the remaining directors and executive officers of Shawnee, none of whom are employees, will be retained by Keystone or Mid-State following the Merger. No severance or similar payments will be made to such persons.

        Keystone has agreed to indemnify Shawnee's directors and officers with respect to events occurring prior to the Merger and to provide such persons with certain directors' and officers' liability insurance coverage. See "Plan of Merger--Interests of Certain Persons in the Transaction."


  Employee Matters

        Keystone has agreed to consider Everett employees for employment within the Keystone organization to permit Everett employees employed by Keystone and its subsidiaries to participate on an equal basis in Keystone's internal open position posting and application procedures. Shawnee and Everett employees who become employees of Keystone and its subsidiaries will be provided employee benefits no less favorable than those provided to other similarly situated employees. Following the Merger, Keystone and Mid-State will perform the respective obligations of Shawnee and Everett with respect to vested benefits accrued under Everett's retirement and profit sharing plans.


  Tax Consequences

        No gain or loss for federal or Pennsylvania income tax purposes will be recognized by shareholders of Shawnee on the exchange of their shares for Keystone Common Stock in the Merger, except with respect to cash received in lieu of fractional shares and cash paid to shareholders who elect dissenters' rights. For a more complete description of the Federal and Pennsylvania income tax consequences of the Merger, see "Plan of Merger--Tax Consequences to Shawnee Shareholders."


  Warrant Agreement

        In connection with the Plan of Merger, Shawnee has entered into an agreement granting Keystone a warrant to purchase up to 19.9% of the outstanding Shawnee Common Stock, at an exercise price of $182.81 per share, upon the occurrence of certain events. In general, the events which would permit Keystone to exercise its warrant would involve an attempt by a third person to gain control of Shawnee. The Warrant Agreement is designed to compensate Keystone for its risks, costs and expenses and the commitment of resources associated with the Plan of Merger in the event the Merger is not consummated due to an attempt by a third person to gain control of Shawnee. The Warrant Agreement may discourage third persons from making competing offers to acquire Shawnee and is intended to increase the likelihood that the Plan of Merger will be consummated in accordance with its terms. Exercise of the warrant for more than 5% of the outstanding Shawnee Common Stock would be subject to the approval of regulatory authorities. See "Plan of Merger-- Warrant Agreement."


  Dissenters' Rights

        Record holders of Shawnee Common Stock who object to the Merger and comply with the prescribed statutory procedures are entitled to have the fair value of their shares determined in accordance with the Pennsylvania Business Corporation Law and paid to them in cash in lieu of the shares of Keystone Common Stock they would otherwise be entitled to receive in the Merger. A copy of the pertinent statutory provisions is attached to this Proxy Statement/Prospectus as Annex II. Failure to follow such provisions precisely may result in a loss of dissenters' rights. See "Plan of Merger--Dissenters' Rights of Shawnee Shareholders."


  Differences in Shareholder Rights

        The rights of the holders of Keystone Common Stock differ in certain respects from those of the holders of Shawnee Common Stock. While for both Shawnee and Keystone certain mergers and other potential change-of-control transactions and certain amendments to the articles of incorporation or by-laws require approval by 75% of the outstanding shares, the types of transactions or amendments subject to the special vote requirements differ between the two companies, and a such transaction or amendment involving Keystone would also require approval by a majority of the shares not beneficially owned by a 20% shareholder. While both Keystone and Shawnee have classified Boards of Directors, there are differences in the rights of shareholders of the two companies to increase or decrease the size of the Board, to fill vacancies and to nominate and remove directors. Unlike Shawnee, Keystone has established a shareholder rights plan and is subject to certain provisions of the Pennsylvania Business Corporation Law which may discourage outside persons from attempting to acquire control of Keystone or make such an attempt more difficult. Because Keystone Common Stock is publicly traded, holders of Keystone Common Stock are not entitled to dissenters' appraisal rights in a variety of situations in which such rights would be available to shareholders of Shawnee. Unlike Shawnee, Keystone has an authorized class of preferred stock which, if issued, could affect the rights of the holders of Keystone Common Stock. For a more detailed discussion of the differences between the rights of the holders of Shawnee Common Stock and those of the holders of Keystone Common Stock, see "Comparison of Keystone Common Stock and Shawnee Common Stock."


  Regulatory Approvals

        The Merger requires approval by the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. The Bank Merger requires approval by the FDIC and the Pennsylvania

  Department of Banking. Applications for these approvals have been filed and are expected to be approved, although no assurances may be given as to whether or when such approvals may be received.


  Conditions; Amendment; Termination

        In addition to shareholder and regulatory approval, consummation of the Merger is contingent upon the receipt of certain tax opinions and the satisfaction of a number of other conditions. See "Plan of Merger--Conditions to the Merger." Notwithstanding prior shareholder approval, the Plan of Merger may be amended in any respect other than the ratio for converting Shawnee Common Stock into Keystone Common Stock in the Merger.

        The Plan of Merger may be terminated, and the Merger abandoned, notwithstanding prior shareholder approval, by mutual agreement of Keystone and Shawnee or by either of them in the event of a material breach by the other party, failure to receive shareholder or regulatory approval or failure to satisfy the conditions to the Merger prior to September 30, 1995 or, in certain circumstances, December 31, 1995. Shawnee may also terminate the Plan of Merger if (1) the average closing bid price for Keystone Common Stock for the 10 trading days ending six trading days prior to the closing date for the Merger is less than $24.86 and (2) such decline in Keystone's stock price exceeds by more than 15% the decline in the NASDAQ Combined Bank Index since
  January 4, 1995.   See "Plan of Merger--Amendment, Waiver and Termination."


  Effective Date of the Merger

        It is presently anticipated that if the Plan of Merger is approved by the shareholders of Shawnee, the Merger will become effective in the third quarter of 1995. However, there can be no assurance that all conditions necessary to the consummation of the Merger will be satisfied or, if satisfied, that they will be satisfied in time to permit the Merger to become effective at the anticipated time. See "Plan of Merger--Effective Date of the Merger."


  Exchange of Certificates

        Instructions on how to effect the exchange of Shawnee Common Stock certificates for Keystone Common Stock certificates will be sent as promptly as practicable after the Merger becomes effective to each shareholder of record of Shawnee immediately prior to the Merger. Shareholders should not send in stock certificates until they receive written instructions to do so.

  Pre-Announcement Prices

        The following table sets forth (i) the closing sale price for Keystone Common Stock on the NASDAQ National Market System on January 5, 1995, the last trading day prior to the first public announcement of the Merger and (ii) an equivalent per share price for Shawnee Common Stock computed by multiplying the closing sale price for Keystone Common Stock on January 5, 1995 by the Merger exchange ratio of 6.25 to 1.

                                     Last
                               Pre-Announcement     Equivalent Per
                                     Price            Share Price
                                     -----            -----------
  Keystone Common Stock.......      $29.625                --
  Shawnee Common Stock........         --               $185.16

        On June 20, 1995, the closing sale price for Keystone Common Stock was $28.125. Using this price, the equivalent per share price for Shawnee Common Stock would have been $175.78.

        The last trade of Shawnee Common Stock known to Shawnee management to have occurred prior to announcement of the Merger was a trade of 300 shares of Shawnee Common Stock at $92.00 per share on January 4, 1995 by parties not affiliated with Shawnee. There is no established market for Shawnee Common Stock, and there has been only limited trading in Shawnee Common Stock. Therefore, this price may not necessarily be indicative of the true market value of Shawnee Common Stock.


  Accounting Treatment

        Normally, the Merger would be accounted for by Keystone under the pooling-of-interests method of accounting. However, if the number of treasury shares purchased by Keystone under its share repurchase program exceeds certain limits, Keystone may be required to account for the Merger under the purchase method of accounting. See "Plan of Merger--Accounting Treatment."

        Pro forma financial information concerning the Merger is not included herein since the addition of Shawnee under either accounting method would not have materially affected the Keystone historical financial information as presented.

  Selected Financial Information--(unaudited)

        The following table sets forth certain historical financial information for Keystone and Shawnee. The addition of Shawnee would not have materially affected the Keystone financial information as presented. This information is based on the consolidated financial statements of Keystone incorporated herein by reference and the consolidated financial statements of Shawnee appearing elsewhere herein and should be read in conjunction with such statements and the related notes.


                                        Three Months
                                       Ended March 31,                        Year Ended December 31,
                                   ----------------------  ----------------------------------------------------------
                                      1995        1994        1994        1993        1992        1991        1990
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                         (In Thousands, Except Per Share Amounts)
Keystone
Earnings
  Net interest income............  $   49,726  $   45,174  $  188,418  $  182,510  $  177,927  $  163,734  $  155,726
  Provision for
   credit losses.................       2,084       1,642       9,484       7,940      16,053      16,323      15,107
  Net income.....................      14,656      14,046      51,359      51,349      45,742      40,268      37,720

Per Share
  Net income.....................  $     0.63  $     0.60  $     2.20  $     2.20  $     1.99  $     1.77  $     1.66
  Dividends......................        0.34        0.32        1.30        1.19        1.10        1.02        0.91

Balances at Period End
  Assets.........................  $4,679,942  $4,346,653  $4,706,000  $4,419,726  $4,311,779  $4,120,215  $4,041,232
  Deposits.......................   3,825,127   3,573,328   3,827,983   3,582,688   3,655,261   3,560,284   3,523,779
  Long-term debt.................       5,528       6,793       6,054       5,990       5,144       2,143       2,989
  Shareholders' equity...........     424,632     411,289     407,774     412,880     378,314     348,143     327,092

Shawnee
Earnings
  Net interest income............  $      721  $      731  $    3,083  $    3,036  $    2,833  $    2,437  $    2,101
  Provision for
   loan losses...................           0           0           0           0           0          50          27
  Net income.....................         191         194         727         834         728         486         571

Per Share
  Net income.....................  $     2.38  $     2.42  $     9.07  $    10.35  $     9.01  $     6.02  $     7.10
  Dividends......................          --          --        2.70        2.60        2.50        2.40        2.30

Balances at Period End
  Assets.........................  $   71,209  $   72,935  $   69,951  $   72,392  $   68,671  $   61,721  $   58,905
  Deposits.......................      62,627      64,332      61,650      64,150      60,947      54,667      51,966
  Long-term debt.................          --          --          --          --          --          --         --
  Shareholders' equity...........       8,053       7,603       7,581       7,306       6,719       6,193       5,886

  Comparative Per Share Data--(unaudited)

        The following table sets forth for the periods indicated (i) historical earnings, book values and dividends per share for Keystone Common Stock and
  (ii) historical and equivalent comparative earnings and book values per share for Shawnee Common Stock. The addition of Shawnee would not have materially affected Keystone's historical earnings and book values per share. The following data is based on the consolidated financial statements of Keystone incorporated herein by reference and the consolidated financial statements of Shawnee appearing elsewhere herein and should be read in conjunction with such statements and the related notes.


                                   Three Months
                                  Ended March 31,        Year Ended December 31,
                                 ----------------  -------------------------------------------
                                  1995     1994     1994     1993     1992     1991     1990
                                 -------  -------  -------  -------  -------  -------  -------

  Net Income Per Common Share

    Keystone Shareholders
      Keystone.................  $  0.63   $ 0.60  $  2.20   $ 2.20   $ 1.99   $ 1.77   $ 1.66

    Shawnee Shareholders
      Shawnee..................  $  2.38   $ 2.42  $  9.07   $10.35   $ 9.01   $ 6.02   $ 7.10
      Shawnee equivalent (1)...     3.94     3.75    13.75    13.75    12.44    11.06    10.38

  Book Value Per Common Share

    Keystone Shareholders
      Keystone.................  $ 18.06   $17.58  $ 17.46   $17.65   $16.29   $15.27   $14.41

    Shawnee Shareholders
      Shawnee..................  $100.43   $94.82  $ 94.55   $91.11   $83.09   $76.58   $72.97
      Shawnee equivalent (1)...   112.88       --   109.13       --       --       --       --

  Cash Dividends Declared Per
    Common Share (2)

    Keystone Shareholders
      Keystone.................  $  0.34   $ 0.32  $  1.30   $ 1.19   $ 1.10   $ 1.02   $ 0.91

    Shawnee Shareholders
      Shawnee..................       --       --  $  2.70   $ 2.60   $ 2.50   $ 2.40   $ 2.30
      Shawnee equivalent (1)...  $  2.13   $ 2.00     8.13     7.44     6.88     6.38     5.69

- -----------------------

  (1) The Shawnee equivalent per share data represents the historical data of Keystone multiplied by the Merger exchange ratio of 6.25 shares of Keystone Common Stock for each share of Shawnee Common Stock.

  (2) While Keystone is not obligated to pay cash dividends, the Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Keystone.

                           KEYSTONE FINANCIAL, INC.
                                      and
                    SHAWNEE FINANCIAL SERVICES CORPORATION

                          ---------------------------

                          PROXY STATEMENT/PROSPECTUS

                          ---------------------------

                                 INTRODUCTION

        This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of Shawnee Financial Services Corporation ("Shawnee") of proxies to be voted at a Special Meeting of Shareholders of Shawnee (the "Special Meeting") to be held on Tuesday, August 1, 1995 and at any adjournment or adjournments thereof. The Special Meeting will be held at 11:00 a.m., local time, at the Board Room of The Everett Bank, 115 East Main Street, Everett, Pennsylvania. The approximate date on which this Proxy Statement/Prospectus will first be mailed to the shareholders of
  Shawnee is June      , 1995.
                  -----

  Record Date; Voting Rights

        The Board of Directors of Shawnee has fixed the close of business on June 24, 1995 as the record date for determining the shareholders of Shawnee entitled to notice of and to vote at the Special Meeting. At that date, 80,184 shares of Common Stock, par value $10.00 per share, of Shawnee ("Shawnee Common Stock") were outstanding. Each such share entitles its holder of record at the close of business on the record date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting. Shawnee does not have any other outstanding class of capital stock. On June 19, 1995, there were approximately 168 shareholders of record of Shawnee Common Stock.


  Purpose of the Special Meeting

        At the Special Meeting, the shareholders of Shawnee will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger, each dated as of January 5, 1995 (collectively, the "Plan of Merger"), between Shawnee and Keystone Financial, Inc. ("Keystone"). As more fully described below under "Plan of Merger," the Plan of Merger provides for a merger of Shawnee into Keystone (the "Merger"). In the Merger, each outstanding share of Shawnee Common Stock (other than shares subject to dissenters' rights) will be converted into 6.25 shares of Keystone Common Stock. It is contemplated that simultaneously with or shortly following the Merger, Shawnee's subsidiary, The Everett Bank ("Everett"), will be merged into Mid-State Bank and Trust Company ("Mid-State"), one of Keystone's operating bank subsidiaries.

        Shawnee has received an opinion of the investment banking firm of Berwind Financial Group, L.P. that the terms of the Merger are fair to the shareholders of Shawnee from a financial point of view. See "Plan of Merger-- Opinion of Shawnee Financial Advisor."

        THE BOARD OF DIRECTORS OF SHAWNEE BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF SHAWNEE AND UNANIMOUSLY RECOMMENDS THAT SHAWNEE SHAREHOLDERS VOTE TO APPROVE THE PLAN OF MERGER.

  Voting and Revocation of Proxies

        All properly executed proxies not theretofore revoked will be voted at the Special Meeting or any adjournments thereof in accordance with the instructions thereon. Proxies containing no voting instructions will be voted in favor of approval of the Plan of Merger. As to any other matter brought before the Special Meeting and submitted to a shareholder vote, proxies will be voted in accordance with the judgment of the proxyholders named thereon. However, the proxy of any shareholder who votes against approval of the Plan of Merger will not be used to vote in favor of any proposal to adjourn the Special Meeting in the event Shawnee management wishes to adjourn the meeting in order to allow time for the solicitation of additional votes to approve the transaction.

        A shareholder who has executed and returned a proxy may revoke it at any time before it is voted by filing with the Secretary of Shawnee written notice of such revocation or a later dated proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not, of itself, constitute a revocation of a proxy.


  Solicitation of Proxies

        In addition to solicitation by mail, directors, officers and employees of Shawnee may solicit proxies from the shareholders of Shawnee in person or by telephone or otherwise. No additional compensation will be paid for such solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy soliciting materials to beneficial owners of shares held of record by them and will be reimbursed for their reasonable expenses. Shawnee will bear its own expenses in connection with the solicitation of proxies for the Special Meeting, except that Keystone and Shawnee will each pay 50% of the printing costs related to the solicitation of proxies from Shawnee shareholders. See "Plan of Merger--Expenses." Shawnee estimates that its out-of-pocket expenses in connection with the solicitation of proxies for the Special Meeting will be approximately $5,500, including 50% of total printing costs estimated at $9,000.


                                PLAN OF MERGER

          This section of the Proxy Statement/Prospectus describes the material terms of the Plan of Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan of Merger, which has been filed with the SEC as an exhibit to the Registration Statement. The Plan of Merger is incorporated in this Proxy Statement/Prospectus by reference to such filing and is available upon request. See "Available Information."


  The Merger

        The Plan of Merger provides for a merger of Keystone and Shawnee in which Keystone will be the surviving corporation. As a result of the Merger, Keystone will acquire all of the assets and liabilities of Shawnee, and Shawnee will cease to exist as a separate corporation.

        In the Merger, the shareholders of Shawnee will become shareholders of Keystone. Each of the approximately 80,184 outstanding shares of Shawnee Common Stock (other than shares subject to dissenters' rights) will be converted into 6.25 shares of Keystone Common Stock, with cash to be paid in lieu of any fractional share. See "Conversion of Shawnee Shares."

        Keystone is a bank holding company with its principal executive offices in Harrisburg, Pennsylvania. The principal subsidiaries of Keystone are Mid-State, Altoona, Pennsylvania; Pennsylvania National Bank and Trust Company, Pottsville, Pennsylvania; Northern Central Bank, Williamsport, Pennsylvania; The Frankford Bank, N.A., Horsham, Pennsylvania; American Trust Bank, Cumberland, Maryland; and American Trust Bank of West

  Virginia, Inc., Keyser, West Virginia. Keystone's bank subsidiaries operate a combined total of 140 banking offices in central and southeastern Pennsylvania, western Maryland and northeastern West Virginia. See "Summary-- The Parties--Keystone" and "Keystone Documents Incorporated by Reference."

        Shawnee is a bank holding company with its principal executive offices in Everett, Pennsylvania. Shawnee's sole subsidiary is Everett, which has four banking offices in Bedford County in central Pennsylvania. See "Business of Shawnee." It is contemplated that simultaneously with or shortly following the Merger of Shawnee and Keystone, Everett will be merged into Mid-State.


  Background of and Reasons for the Merger

        Shawnee. In the view of Shawnee's management, the past several years have been a period of substantial and rapid change in the banking industry in general. Recent changes in federal and state banking laws and regulations have had a major impact upon the banking industry in Pennsylvania and throughout the United States. In response to these changes, many mergers and consolidations involving banks and bank holding companies have occurred. Further merger activity is likely to occur in the future, resulting in increased concentration levels in banking markets and other significant changes in the competitive environment. These changes are expected to intensify competition in local and regional banking markets. In addition, recent changes in banking laws have significantly increased the severity and complexity of banking regulations, as well as increasing the costs that banks must incur in complying with those regulations. With these considerations in mind, the Board of Directors began to consider its future course of action in early 1994.

        During the spring of 1994, representatives of Keystone approached Shawnee's senior management to indicate Keystone's interest in pursuing a possible acquisition of Shawnee. A series of initial contacts and preliminary discussions ensued over the next few months, and in June of 1994 Keystone made a preliminary overture to acquire Shawnee. Although no definitive decision had been made by the Board to sell the company at that time, Shawnee's Board decided it would be appropriate to retain legal and financial advisors to assist it in the evaluation of the Keystone proposal and other strategic options.

        In mid-October 1994, Shawnee retained the investment banking firm of Berwind Financial Group, L.P. ("Berwind"), to act as its financial advisor in connection with any possible transaction with Keystone. Berwind has extensive experience in representing buyers and sellers in commercial transactions, with a particular expertise in the banking industry. Berwind evaluated the business and prospects of Shawnee over the next several months, engaged in discussions with senior management about the same, and prepared an analysis of Shawnee to be presented to the Board. In addition, upon the receipt of a more definitive offer from Keystone in November 1994, Berwind also prepared a preliminary analysis of this offer.

        The Keystone offer made on November 22, 1994 proposed a tax-free exchange of shares whereby 5.849 shares of Keystone stock would be tendered for each one share of Shawnee stock outstanding. It also stated Keystone's intention to attempt to provide employment opportunity to as many of the bank's employees as possible, consistent with the previous discussions between the parties. At Keystone's closing stock price on November 22, 1994, the aggregate value of the consideration offered to Shawnee's shareholders was $13,835,388.

        At a meeting of the Shawnee Board of Directors held on December 8, 1994, Shawnee's senior management provided its Board of Directors with reports on the status of the discussions with Keystone, including a discussion of the November 22 proposal. Also, Berwind made detailed presentations regarding the financial consequences of Shawnee remaining as an independent financial institution or affiliating with a larger bank holding company, such as Keystone. Substantial information was provided to the Shawnee Board of Directors regarding the likely future value of Shawnee's common stock under these different scenarios.

        In addition, evaluating only publicly available information, Berwind discussed with the Shawnee Board the financial condition and operations of Keystone and, in general, other large bank holding companies that might have an interest in making an acquisition in Shawnee's market, and the terms of other recent, comparable transactions. The Board did not want to contact other potential acquirors prior to fully exploring a transaction with Keystone. At the conclusion of the December 8th meeting, the Shawnee Board of Directors authorized Berwind to negotiate on its behalf with a view towards obtaining a higher price per share than that presented in the November 22 proposal (5.849 shares of Keystone) while maintaining the Board's interest in protecting its employees and other constituencies.

        At the December 13, 1994 Board meeting, Berwind communicated to the Board of Directors that it was able to achieve an increase in the consideration offered per share from 5.849 shares of Keystone for each share of Shawnee to 6.25 shares of Keystone for each share of Shawnee common stock. Keystone's increased offer was conditioned upon Shawnee's agreeing to begin the negotiation of a definitive merger agreement. Berwind advised that this offer was also subject to Keystone's performing a due diligence review on Shawnee and Shawnee engaging in a similar due diligence review of Keystone. Due diligence refers to the process where legal and financial representatives from each party review the books and records of the other party. Thereafter, the Board authorized its attorneys to negotiate with Keystone with a view toward reaching a definitive merger agreement that would address the legal, financial and social concerns of the Board.

        Over the next few weeks, representatives of Keystone and Shawnee conducted due diligence investigations of each others' respective operations and negotiated the Plan of Merger. Keystone also informed Shawnee that, as a condition to Keystone's executing the Plan of Merger, Keystone would require the execution by Shawnee of the Warrant Agreement, thereby giving Keystone the ability to protect the benefit of its bargain in the event another acquiror would pay a higher price for Shawnee and the Board of Shawnee would accept such an offer. The Warrant Agreement permits Keystone, under certain circumstances, to acquire up to 19.9% of the shares of Shawnee at a price of $182.81 per share (see "Plan of Merger--Warrant Agreement").

        Shawnee has been contacted periodically by other banking institutions which have expressed an interest in a possible merger. Since beginning its discussions with Keystone last year, three bank holding companies have indicated orally a preliminary interest, and one bank holding company has expressed such an interest by means of a letter. Only one of these bank holding companies was larger in asset size than Keystone. No oral or written offer was made by any of such parties, and Shawnee did not pursue any further contact with these parties.

        On January 5, 1995, the Shawnee Board of Directors met to consider Keystone's acquisition proposal, including the Plan of Merger and the Warrant Agreement. Attorneys from the law firm of Buchanan Ingersoll discussed with the Board of Directors the legal ramifications of the provisions of the merger agreements. Berwind made a detailed presentation regarding the proposal and the alternatives available to Shawnee, and compared the terms of the Keystone proposal to the terms of other comparable transactions. After the presentations, the financial advisor gave the opinion that, from a financial point of view, the offer from Keystone was fair to Shawnee and its shareholders. At Keystone's closing stock price on January 5, 1995, the aggregate value of the consideration offered to Shawnee's shareholders was $14,846,569. For a detailed discussion of the analysis underlying the financial advisor's fairness opinion, see "Plan of Merger--Opinion of Shawnee Financial Advisor." Then, after extensive discussion and consideration, the Board of Directors unanimously voted to accept the Keystone proposal and approve the Plan of Merger and the Warrant Agreement.

        In reaching its determination to approve the Plan of Merger and the Warrant Agreement, the Shawnee Board of Directors considered a variety of factors, including:

  (1) The consideration offered by Keystone in the Plan of Merger in relation to the market value, book value and earnings per share of Shawnee on an historical basis;

  (2) Shawnee's business, results of operations, financial position and prospects for its remaining independent in a rapidly consolidating industry;

  (3) The management, business, results of operations and financial condition of Keystone, which the Board believes will serve the interests of its shareholders, its employees and the community served by Shawnee after the Merger;

  (4) The current and historical dividends paid on Shawnee Common Stock and Keystone Common Stock and the significant increase in dividends per year which would result to Shawnee's shareholders from the Merger;

  (5) The expectation that the Merger will be a tax-free transaction to Shawnee shareholders;

  (6) The financial terms of other recent business combinations in the banking industry;

  (7) The financial advice rendered by Berwind, including its opinion to the effect that the exchange ratio contemplated by the Plan of Merger is fair from a financial point of view to Shawnee shareholders;

  (8) The overall terms of the Plan of Merger, which provided protections for the employees of Shawnee;

  (9) The overall business environment in the banking industry, including increased competition from larger banks which offer a more diversified portfolio of products and services and the costs of complying with increasingly complex federal and state banking regulation; and

  (10) The benefit to shareholders of Shawnee by providing them with equity ownership in a larger, publicly traded banking organization and, thereby, increasing the liquidity of their investment.

        The Board considered factors (1), (4), (5) and (6) of great importance as a means to enhance its shareholders' value over the short, intermediate, and long-term. The Board also believed that factors (3) and (8) were very significant because it hoped that the bank would be able to provide employment and serve its community into the future. Other than the presentation made by Berwind, which provided certain quantifications with respect to recent, comparable transactions, the Board did not independently quantify, or assign weightings to any of the 10 reasons listed above. Further, no negative factors were expressed by the Board with respect to the transaction with Keystone.

        The Board of Directors of Shawnee believes that the terms of the proposed Merger are fair to and in the best interests of Shawnee and its shareholders. Shawnee's Board of Directors also believes that the Merger will significantly enhance the ability of Shawnee's offices to satisfy the financial needs of its present customers and the communities served. For these reasons, the Board of Directors unanimously recommends that Shawnee shareholders vote to approve the merger of Shawnee into Keystone.

        Keystone. For Keystone, the Merger is part of a continuing search for areas in which to expand its existing franchise. The central part of Pennsylvania is historically Keystone's primary market area. Keystone views this area as an attractive market and one with which it is familiar. The territory served by Everett provides a bridge between the market areas of Mid-State and American Trust Bank, Keystone's subsidiary headquartered in Cumberland, Maryland. Keystone views the addition of Everett's offices to Mid-State as a natural extension of Mid-State's market which provides Mid-State a means of better serving the agricultural market in eastern Bedford County. Keystone also believes Mid-State can better serve this market's larger commercial customers through the acquisition of Everett because it can provide these customers with financial products and services which Everett has been unable to provide. Finally, Keystone believes the expansion of its market by means of the Merger will result in increased efficiency and cost savings in the delivery of financial services.

  Required Vote; Management Recommendation

        Approval of the Plan of Merger requires the affirmative votes of the holders of at least 75% of the outstanding shares of Shawnee Common Stock, voting in person or by proxy at the Shawnee Special Meeting. Because Shawnee shareholder approval requires the affirmative votes of 75% of all outstanding Shawnee shares, a failure to vote, an abstention or a broker non-vote will have the same legal effect as a vote by a Shawnee shareholder against approval of the Plan of Merger. THE BOARD OF DIRECTORS OF SHAWNEE UNANIMOUSLY RECOMMENDS THAT SHAWNEE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF MERGER.

        The Board of Directors of Keystone has approved the Plan of Merger, and under the Pennsylvania Business Corporation Law no approval of the Plan of Merger by the shareholders of Keystone is required.


  Voting Agreements

        In connection with the Plan of Merger, the directors and executive officers of Shawnee have entered into agreements to vote certain shares of Shawnee Common Stock beneficially owned by them in favor of the Merger. The directors and executive officers of Shawnee have agreed with Keystone that they will vote in favor of the Merger all shares of Shawnee Common Stock owned by them as individuals or (to the extent of their proportionate voting interest) jointly with other persons, and that they will use their best efforts to cause any other shares of Shawnee Common Stock over which they have or share voting power to be voted in favor of the Merger. In the aggregate, these agreements commit 17,105 shares of Shawnee Common Stock (21.33% of the outstanding shares) to be voted in favor of the Merger.

        The agreements further provide that with respect to shares of Shawnee Common Stock owned by the Shawnee directors and executive officers as individuals or (to the extent of the director's or executive officer's proportionate voting interest) jointly with other persons (collectively, "Shares"), the directors and executive officers will not until the Merger has been consummated or the Plan of Merger has been terminated: (1) vote Shares in favor of any other merger or transaction which would have the effect of a person other than Keystone or an affiliate acquiring control of Shawnee or Everett or (2) sell or otherwise transfer Shares (i) pursuant to any tender offer or similar proposal made by a person other than Keystone or an affiliate, (ii) to any person other than Keystone or an affiliate seeking to obtain control of Shawnee or Everett or (iii) for the principal purpose of avoiding the director's or executive officer's obligations under the agreement. The agreements define "control" as the ability to (1) direct the voting of 10% or more of the shares eligible to vote in an election of directors or (2) direct the management and policies of Shawnee or Everett.

        The agreements are applicable to the directors or executive officers only in their capacities as shareholders and do not affect the exercise of their responsibilities as directors or executive officers. The agreements also do not apply to any shares of Shawnee Common Stock held by a director or executive officer as a trustee or other fiduciary. No monetary or other compensation was paid to any Shawnee director or executive officer for entering into these agreements.

        The foregoing is a summary of the material terms of the voting agreements. The form of these agreements has been filed with the SEC as an exhibit to the Registration Statement. Such form is incorporated herein by reference, and the foregoing summary of the agreements is qualified in its entirety by reference to such filing.


  Trust Department Shares

        The Trust Department of Mid-State, a wholly owned Keystone subsidiary, acting in a fiduciary capacity, has voting power over 6,708 shares of Shawnee Common Stock, representing 8.37% of the outstanding shares. It is anticipated that these shares will be voted in favor of approval of the Plan of Merger. See "Information Concerning Shawnee--Certain Beneficial Owners of Shawnee Common Stock."


  Opinion of Shawnee Financial Advisor

        Shawnee has retained Berwind to act as its financial advisor and to render a fairness opinion in connection with the Merger. Berwind has rendered its opinion to the Board of Directors of Shawnee that, based upon and subject to the various considerations set forth therein, as of January 5, 1995, and as
  of June      , 1995, the Merger is fair, from a financial point of view, to
          -----
  the holders of Shawnee Common Stock.

        The full text of Berwind's opinion as of June      , 1995, which sets
                                                      -----
  forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex I to this Proxy Statement/Prospectus and should be read in its entirety in connection with this Proxy Statement/Prospectus. This section of the Proxy Statement/Prospectus sets forth the material terms of Berwind's opinion; however, the summary of the opinion of Berwind set forth herein is qualified in its entirety by reference to the full text of such opinion attached as Annex I to this Proxy Statement/Prospectus.

        Shawnee retained Berwind to act as Shawnee's financial advisor in connection with the Merger. Berwind was selected to act as Shawnee's financial advisor based upon its qualifications, expertise and experience. Berwind has knowledge of, and experience with, Pennsylvania banking markets and banking organizations operating in those markets and was selected by Shawnee because of its knowledge of, experience with, and reputation in the financial services industry.

        In such capacity, Berwind participated in the negotiations with respect to the pricing and other terms of the Merger, but the decision with respect to the Merger exchange ratio was determined by Shawnee in the process of its negotiations with Keystone. On January 5, 1995, Shawnee's Board of Directors approved and executed the Plan of Merger. Berwind delivered an opinion (the January Opinion) to Shawnee's Board stating that, as of such date, the Merger was fair to the shareholders of Shawnee from a financial point of view.
  Berwind reached the same opinion as of June      , 1995.  The full text of the
                                              -----
  opinion of Berwind dated as of June      , 1995, which sets forth assumptions
                                      -----
  made, matters considered and limits on the review undertaken (the Proxy Opinion), is attached as Annex I to this Proxy Statement/Prospectus. No limitations were imposed by Shawnee's Board of Directors upon Berwind with respect to the investigations made or procedures followed by Berwind in rendering the January Opinion or the Proxy Opinion.

        In rendering its Proxy Opinion, Berwind: (i) reviewed the historical financial performances, current financial positions and general prospects of Shawnee and Keystone, (ii) reviewed the Plan of Merger, (iii) reviewed and analyzed the stock market performance of Keystone, (iv) studied and analyzed the consolidated financial and operating data of Shawnee and Keystone, (v) considered the terms and conditions of the proposed Merger between Shawnee and Keystone as compared with the terms and conditions of comparable bank mergers and acquisitions, (vi) met and/or communicated with certain members of Shawnee's and Keystone's senior management to discuss their respective operations, historical financial statements and future prospects and (vii) conducted such other financial analyses, studies and investigations as it deemed appropriate.

        Berwind relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinion. With respect to Shawnee's financial forecasts reviewed by Berwind in rendering its opinion, Berwind assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Shawnee as to the future financial performance of Shawnee. Shawnee's senior management reviewed for accuracy and completeness all information concerning Shawnee, including any forecasts, provided to Berwind. Berwind did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of Shawnee or Keystone, nor was it furnished with any such appraisal. Berwind also did not independently verify and has relied on and assumed that all allowances for loan and lease losses set forth in the balance sheets of

  Shawnee and Keystone were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.

        The following is a summary of selected analyses prepared by Berwind and presented to Shawnee's Board in connection with the January Opinion and analyzed by Berwind in connection with the January and Proxy Opinions.

        Comparable Companies and Comparable Acquisition Transaction Analyses. Berwind compared selected financial and operating data for Shawnee with those of a peer group of selected banks and bank holding companies with assets between $50 million and $100 million, as of the most recent financial period publicly available, located in Pennsylvania (40 banks). Financial data and operating ratios compared in the analysis of the Shawnee peer group included but were not limited to: return on average assets, return on average equity, shareholders' equity to assets ratio and certain asset quality ratios. The analysis showed Shawnee's return on average assets was 1.02% compared to the peer group median of 1.02%, its return on average equity was 10.09% compared to a peer group median of 10.53%, its equity as a percentage of assets was 10.35% versus the peer group median of 9.89%, its nonperforming assets as a percentage of loans and other real estate owned was 0.50% compared to the peer group median of 1.26%, its nonperforming assets as a percentage of equity plus loan loss reserve was 2.52% compared to the peer group median of 7.08% and its loan loss reserve as a percentage of nonperforming assets was 97.42% compared to 97.31%.

        Berwind also compared selected financial, operating and stock market data for Keystone with those of a peer group of selected commercial banking companies with assets between $2.5 billion and $6 billion, as of the most recent period publicly available, located in Delaware, Maryland, New Jersey, New York, Ohio, Pennsylvania and West Virginia (11 banks). Financial, operating and stock market data, ratios and multiples compared in the analysis of the Keystone peer group included but were not limited to: return on average assets, return on average equity, shareholders' equity to asset ratios, certain asset quality ratios, price to book value, price to tangible book value, price to earnings (latest twelve months) and dividend yield. The analysis showed Keystone's return on average assets was 1.10% compared to the peer group median of 1.36%, its return on average equity was 11.73% compared to a peer group median of 14.12%, its shareholders' equity as a percentage of assets was 9.04% versus the peer group median of 8.82%, its nonperforming assets as a percentage of loans and other real estate owned was 1.25% compared to the peer group median of 1.09%, its nonperforming assets as a percentage of shareholders' equity plus loan loss reserve was 9.58% compared to the peer group median of 6.83% and its loan loss reserve as a percentage of nonperforming assets was 155.94% compared to 105.64%.

        In addition, the analysis showed that Keystone's price per share ($30.25 on the date of the January Opinion) as a percentage of book value per share was 173.35% compared to the peer group median of 157.26%, its price per share as a percentage of tangible book value was 174.75% compared to the peer group median of 162.40% and its price per share as a multiple of latest twelve months earnings per share of 14.00 compared to the peer group median of 11.25 times.

        Berwind also compared the multiples of book value, tangible book value and latest twelve months' earnings inherent to the Merger with the multiples paid in recent acquisitions of banks and bank holding companies that Berwind deemed comparable. These ratios are generally considered significant by analysts when evaluating a bank acquisition transaction. The transactions deemed comparable by Berwind included both interstate and intrastate acquisitions announced since January 1, 1994, in which the selling institution's assets were between $50 million and $100 million.

        Berwind compared seventy-six transactions located throughout the country and analyzed those transactions in three groups: a national group (76 banks), a regional group (14 banks) and a performance group (25 banks). The national group included transactions throughout the United States; the regional group included transactions in Maryland, New Jersey, Pennsylvania, Virginia and West Virginia; and the performance group included transactions involving banks with year-to-date return on average assets greater than 0.75% and less than 1.25%. The median values calculated for price per share as a percentage of book value per share was 173.98%, 178.58% and 170.32%
  for the national, regional and performance group, respectively; the range of price per share as a percentage of tangible book value per share was 174.18%, 178.59% and 170.32% for the national, regional and performance group, respectively; and the range of the price per share as a multiple of latest twelve months earnings per share was 14.17, 18.11 and 17.95 times earnings for the national, regional and performance group, respectively.

        These medians compare to the Merger's price per share as a percentage of book value per share, price per share as a percentage of tangible book value per share, and price per share as a multiple of latest twelve months earnings per share of 198.56%, 198.56% and 22.34 times, respectively. No company or transaction, however, used in this analysis is identical to Shawnee, Keystone or the Merger. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

        Discounted Dividend Analyses. Using discounted dividend analyses, Berwind estimated the present value of the future dividend streams that Shawnee could produce over a five-year period under different assumptions as to dividend pay out levels, if Shawnee performed in accordance with various earnings growth forecasts. Berwind also estimated the ending value for Shawnee's Common Stock after the five-year period by applying a range of earnings multiples from 8 to 12 to Shawnee's terminal year earnings. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of Shawnee. The dividend streams and terminal values were then discounted to present value using discount rates ranging from 10% to 20%, reflecting different assumptions regarding the rates of return required by holders or prospective buyers of Shawnee's Common Stock. This analysis is generally considered significant by analysts in that it provides an estimate of the value of the bank if it were to remain independent under various earnings and dividends scenarios. The range of present values per fully diluted share of Shawnee common stock resulting from these assumptions were $56 to $121 if earnings per share and dividends grow at 5% per annum; $63 to $136 at assumed growth rates of 7.5%; and $70 to $152 at assumed rates of growth of 10% per annum.

        Pro Forma Contribution Analysis. Berwind analyzed the changes in the amount of earnings, book value and dividends represented by one share of Shawnee Common Stock prior to the Merger and 6.25 shares of Keystone Common Stock after the Merger. The analysis considered, among other things, the changes that the Merger would cause to Shawnee's earnings per share, book value per share and indicated dividends. On a per share equivalent basis, Shawnee's earnings per share increase 19% from $11.51 to $13.75, its tangible book value per share increases 13% from $95.22 to $107.91 and its dividend per share increases 215% from $2.70 to $8.50 per share. In reviewing the pro forma combined earnings, equity and assets of Keystone based on the Merger with Shawnee, Berwind analyzed the contribution that Shawnee would have made to the combined company's earnings, equity and assets as of and for the period ended December 31, 1994. Berwind also reviewed the percentage ownership that Shawnee's stockholders would hold in the combined company.

        In connection with rendering its January Opinion and Proxy Opinion, Berwind performed a variety of financial analyses. Although the evaluation of the fairness, from a financial point of view, of the consideration to be paid in the Merger was to some extent a subjective one based on the experience and judgment of Berwind and not merely the result of mathematical analysis of financial data, Berwind principally relied on the previously discussed financial valuation methodologies in its determinations. Berwind believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Berwind without considering all such analyses and factors could create an incomplete view of the process underlying Berwind's opinion. In its analysis, Berwind made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond Shawnee's and Keystone's control. Any estimates contained in Berwind's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

        In reaching its opinion as to fairness, none of the analyses performed by Berwind was assigned a greater weighting by Berwind than any other analysis. As a result of its consideration of the aggregate of all factors present and analyses performed, Berwind reached the conclusion, and opined, that terms of the Merger as set forth in the Plan of Merger, are fair from a financial point of view to Shawnee and its shareholders.

        In connection with delivering its Proxy Opinion, Berwind updated certain analyses described above to reflect current market conditions and events occurring since the date of the Plan of Merger. Such reviews and updates led Berwind to conclude that it was not necessary to change the conclusions it had reached in connection with rendering the January Opinion.

        Berwind, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions.

        Berwind's Proxy Opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its Proxy Opinion was delivered; events occurring after the date of its Proxy Opinion could materially affect the assumptions used in preparing its Proxy Opinion. Berwind has not undertaken to reaffirm and revise its Proxy Opinion or otherwise comment upon any events occurring after the date thereof.

        In delivering its January Opinion and Proxy Opinion, Berwind assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on Keystone that would have a material adverse effect on the contemplated benefits of the Merger. Berwind also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Keystone after the Merger.

        During Berwind's presentation, and upon its conclusion, Shawnee's Board and its counsel asked questions to better understand the assumptions and limitations of the methodologies employed by Berwind in its analyses. Although the Board relied upon the expertise of Berwind as to the assumptions employed by Berwind, the Board made its own determination as to the reasonableness of Berwind's analyses and as to the adequacy of the consideration offered by Keystone.

        Pursuant to the terms of the engagement letter dated October 25, 1994, Shawnee has paid Berwind $42,500 for acting as financial advisor in connection with the Merger, including delivering its January and Proxy Opinions. In addition, Shawnee has agreed to pay Berwind approximately $29,000 upon the consummation of the Merger and to reimburse Berwind for its reasonable out-of-pocket expenses. Whether or not the Merger is consummated, Shawnee has also agreed to indemnify Berwind and certain related persons against certain liabilities relating to or arising out of its engagement.

        The full text of the Proxy Opinion of Berwind as of June      , 1995,
                                                                 -----
  which set forth assumptions made and matters considered, is attached hereto as Annex I to this Proxy Statement/Prospectus. Shawnee's stockholders are urged to read the Proxy Opinion in its entirety. Berwind's Proxy Opinion is directed only to the consideration to be received by Shawnee stockholders in the Merger and does not constitute a recommendation to any holder of Shawnee Common Stock as to how such holder should vote at the Shawnee Special Meeting.

        THE ABOVE DISCUSSION SETS FORTH THE MATERIAL TERMS OF BERWIND'S PROXY OPINION. HOWEVER, THE FOREGOING PROVIDES ONLY A SUMMARY OF THE PROXY OPINION OF BERWIND AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THAT OPINION, WHICH IS SET FORTH IN ANNEX I TO THIS PROXY
  STATEMENT/PROSPECTUS.

  Conversion of Shawnee Shares

        Exchange Ratio. On the effective date of the Merger, each outstanding share of Shawnee Common Stock (other than shares subject to dissenters' rights) will be converted into 6.25 shares of Keystone Common Stock, with cash to be paid in lieu of the issuance of any fractional share. On June 20, 1995, the closing sale price for Keystone Common Stock reported on the NASDAQ National Market System was $28.125.

        Surrender of Certificates. As promptly as practicable after the effective date of the Merger, Keystone will send to each shareholder of record of Shawnee immediately prior to the Merger a letter of transmittal containing instructions on how to effect the exchange of Shawnee Common Stock certificates for certificates representing the shares of Keystone Common Stock into which their shares have been converted. Shawnee shareholders should not send in their certificates until they receive such written instructions. However, certificates should be surrendered promptly after instructions to do so are received.

        Any dividends declared on Keystone Common Stock after the effective date of the Merger will apply to all whole shares of Keystone Common Stock into which shares of Shawnee Common Stock have been converted in the Merger. However, no former Shawnee shareholder will be entitled to receive any such dividend until such shareholder's Shawnee Common Stock certificates have been surrendered for exchange as provided in the letter of transmittal. Upon such surrender, the shareholder will be entitled to receive all such dividends payable on the whole shares of Keystone Common Stock represented by the surrendered certificate or certificates (without interest thereon and less the amount of taxes, if any, which may have been imposed or paid thereon).

        Payment for Fractional Shares. No fractional shares of Keystone Common Stock will be issued in connection with the Merger. Instead, each Shawnee shareholder who surrenders for exchange Shawnee Common Stock certificates representing a fraction of a share of Keystone Common Stock will be entitled to receive, in addition to a certificate for the whole shares of Keystone Common Stock represented by the surrendered certificates, cash in an amount equal to such fractional part of a share multiplied by the value of $29.25 for one whole share of Keystone Common Stock.

        Unexchanged Certificates. On the effective date of the Merger, the stock transfer books of Shawnee will be closed, and no further transfers of Shawnee Common Stock will be made or recognized. Certificates for Shawnee Common Stock not surrendered for exchange will entitle the holder only to receive, upon surrender as provided in the letter of transmittal, a certificate for the whole shares of Keystone Common Stock represented by such certificates, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above.

        If the Merger becomes effective and any former Shawnee shareholder does not surrender his or her Shawnee Common Stock certificates for exchange on or before the second anniversary of the effective date, Keystone, at its option, may at any time thereafter sell such shareholder's Keystone Common Stock without notice to the shareholder. After any such sale, the sole right of such shareholder shall be to receive, upon surrender of the shareholder's Shawnee Common Stock certificates, the net proceeds of the sale (without interest and less the amount of any taxes which may have been imposed or paid thereon).

        Keystone Shareholder Rights Plan. If no Distribution Date under Keystone's shareholder rights plan (see "Comparison of Keystone Common Stock and Shawnee Common Stock--Keystone Shareholder Rights Plan") shall have occurred prior to the effective date of the Merger, then each share of Keystone Common Stock issued in the Merger shall also evidence one Right under Keystone's shareholder rights plan. If the Distribution Date shall have occurred, then it is a condition to the Merger that Keystone take one of the actions set forth under "Conditions to the Merger" below.

        Adjustment of Exchange Ratio. The Plan of Merger contains provisions for the proportionate adjustment of the exchange ratio in the event of a stock dividend, stock split, reclassification or similar event involving the Keystone Common Stock or the Shawnee Common Stock which occurs prior to the Merger. Although no such adjustments are anticipated, any such adjustment would be proportionate and therefore would not decrease the value of the consideration per preadjustment share of Shawnee Common Stock to be received by Shawnee shareholders in the Merger.


  Tax Consequences to Shawnee Shareholders

        Federal Income Tax. The Plan of Merger requires as a condition to the Merger that each party receive a written opinion of counsel or of independent public accountants that:

              (1) The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and Keystone and Shawnee will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

              (2) No gain or loss will be recognized by Keystone or Shawnee as a result of the Merger;

              (3) Except for cash received in lieu of fractional shares, no gain or loss will be recognized by holders of Shawnee Common Stock on the exchange of their shares for shares of Keystone Common Stock;

              (4) The basis of the shares of Keystone Common Stock to be received by the shareholders of Shawnee will be the same as the basis of the shares of Shawnee Common Stock exchanged therefor; and

              (5) The holding period of the shares of Keystone Common Stock received by the shareholders of Shawnee will include the period during which the Shawnee Common Stock exchanged therefor was held by the Shawnee shareholder, provided that the Shawnee Common Stock was held as a capital asset at the time of the exchange.


        No gain or loss for federal income tax purposes will be recognized by shareholders of Shawnee on the exchange of their shares for whole shares of Keystone Common Stock. However, gain or loss will be recognized by Shawnee shareholders upon the receipt of cash in payment for a fractional share. To compute the amount, if any, of such gain or loss, the cost or other basis of the Shawnee Common Stock exchanged must be allocated proportionately to the total number of shares of Keystone Common Stock received, including any fractional share interest. Gain or loss will be recognized measured by the difference between the cash received and the basis of the fractional share interest as so allocated. Under Section 302(a) of the Code, any such gain or loss will generally be entitled to capital gain or loss treatment if the Shawnee Common Stock was a capital asset in the hands of the shareholder.

        If any shares of Keystone Common Stock received in the Merger are subsequently sold, gain or loss on the sale should be computed by allocating the cost or other basis of the Shawnee Common Stock exchanged in the Merger to the shares sold in the manner described in the preceding paragraph. The holding period for the shares of Keystone Common Stock received in the Merger will include the holding period for the shares of Shawnee Common Stock exchanged in determining, for example, whether any such gain or loss is a long-term or short-term capital gain or loss.

        Where a Shawnee shareholder exercises dissenters' rights and receives cash in exchange for Shawnee Common Stock, the cash will be treated as received by the shareholder as a distribution in redemption of the Shawnee Common Stock subject to the provisions and limitations of Section 302 of the Code. The cash received by a dissenting Shawnee shareholder will be treated as if the shares had been sold to Shawnee for the cash received and will generally be entitled to capital gain or loss treatment under Section 302 of the Code, provided the shares are a capital asset in the hands of the shareholder. However, because the ownership of shares by certain individuals related to the shareholder and by certain partnerships, estates, trusts and corporations in which the shareholder has an interest may have an adverse impact on the tax treatment of the cash received by the shareholder and result in it being taxed as a dividend, a Shawnee shareholder should consult with his own personal tax advisor as to the federal, state and local tax consequences of exercising dissenters' rights.

        Pennsylvania Personal Income Tax. No gain or loss for Pennsylvania personal income tax purposes will be recognized by shareholders of Shawnee who are subject to that tax on the receipt by them of whole shares of Keystone Common Stock in exchange for their Shawnee Common Stock. For Pennsylvania personal income tax purposes, the tax basis for the Keystone Common Stock received by Shawnee shareholders in the Merger (including any fractional share interests to which they are entitled) will be the same as the basis of the Shawnee Common Stock exchanged. Cash received in lieu of a fractional share of Keystone Common Stock will be treated and taxed as if the fractional share had actually been received by the Shawnee shareholder and then immediately sold by the shareholder to Keystone for the cash received. Cash received by a Shawnee shareholder exercising dissenters' rights will be treated as if the shareholder had sold his or her shares to Shawnee for the cash received and will be taxed accordingly.

        The foregoing is intended only as a summary of certain federal income tax and Pennsylvania personal income tax consequences of the Merger under existing law and regulations, as presently interpreted by judicial decisions and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Merger. Among other things, the summary does not address state income tax consequences in states other than Pennsylvania or any local taxes. Accordingly, it is recommended that Shawnee shareholders consult their own tax advisors with specific reference to their own tax situations and potential changes in the applicable law as to all federal, state and local tax matters in connection with the Merger.


  Boards of Directors Following the Merger

        No change will be made by reason of the Merger in the Board of Directors of Keystone. At the time the Bank Merger becomes effective, L. Frank Bittner, currently Chairman of the Board of Directors of Shawnee, will be added to the Board of Directors of Mid-State to serve for a term or terms expiring not less than one year after the Merger. The Board of Directors of Mid-State presently consists of 19 directors. If prior to the Merger Mr. Bittner becomes unable or declines to serve as a director of Mid-State, Shawnee shall be entitled to designate a substitute director acceptable to Keystone.

  Interests of Certain Persons in the Transaction

        Arrangements with Shawnee Directors and Executive Officers. As indicated under the preceding caption, following the Merger L. Frank Bittner, currently Chairman of the Board of Directors of Shawnee and Everett, will become a director of Mid-State. As a director of Mid-State, Mr. Bittner will
  receive the same fees as other Mid-State directors.   Effective July 1, 1995,
  those fees will consist of an annual retainer of $3,500, payable in shares of Keystone Common Stock, plus $500 per Board meeting and $200 per Board Committee meeting attended. Chairmen of Board Committees receive an additional $500 annual retainer, and directors who participate by telephone in Board or Board Committee meetings receive $100 per meeting.

        Mid-State has indicated its intention to offer Samuel K. Bohn, the President and a director of Shawnee and Everett, $50,000 per year for a two-year period following the Merger to assist Mid-State in the post-Merger transition and/or in return for a covenant not to compete.

        It is intended that following the Merger Ralphard L. Black, Vice President of Shawnee and Executive Vice President of Everett, will be employed as a Vice President of Mid-State. There will be no change by reason of the Merger in Mr. Black's salary, which is currently $65,000 per year.

        It is not intended that any of the remaining directors and executive officers of Shawnee, none of whom are employees, will be retained by Keystone or Mid-State following the Merger. No severance or similar payments will be made to such persons.

        Shawnee Directors' and Officers' Indemnification and Insurance.
  Keystone has agreed that following the Merger it will perform the obligations of Shawnee under Shawnee's By-Laws concerning the indemnification of Shawnee's directors and officers with respect to events occurring at or prior to the Merger and will cause Mid-State to perform the obligations of Everett under its By-Laws concerning the indemnification of the directors and officers of Everett with respect to events occurring at or prior to the Bank Merger. The By-Laws of Shawnee generally require Shawnee to indemnify its directors and officers against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any civil, criminal, administrative or investigative proceeding to which such person is a party by reason of having served in such capacity if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Shawnee and, in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In the case of a suit by or in the right of Shawnee, no indemnification may be made as to any claim, issue or matter as to which the director or officer shall have been found liable for misconduct in the performance of his duty to Shawnee. The By-Laws of Keystone and its subsidiaries contain similar provisions regarding the indemnification of directors and officers. The By-Laws of Everett provide that directors and officers may be indemnified for reasonable expenses actually incurred in connection with any proceeding to which such person is a party by reason of having served in such capacity, except that no indemnification shall be made as to any matter as to which such person is found to have been guilty of or liable for gross neglect of duty or willful misconduct or to have committed an act or failed to perform a duty for which there is a common law or statutory liability, and no person shall be indemnified with respect to any matter which has been the subject of a compromise settlement unless approved by the parent holding company.

        Keystone has also agreed to use its best efforts to obtain a one-year tail policy of directors' and officers' liability insurance for the directors and officers of Shawnee and Everett with respect to events which occurred prior to the Merger. Such insurance is to be provided on terms substantially equivalent to Shawnee's current directors' and officers' liability policy, which has a $6 million coverage limit, except that the maximum premium Keystone must pay for such policy is limited to $20,000. In addition, for claims made within three years following the Merger and at a time when such tail policy is not in effect, Keystone will indemnify the former directors and officers of Shawnee and Everett against any claim or liability, whether or not indemnifiable under the By-Laws of Shawnee or Everett, if and to the extent that such claim or liability would have been covered under Shawnee's current policy of directors' and officers' liability insurance if such policy were then in effect.

        Employee Matters. The Plan of Merger provides that Keystone will consider Everett employees for employment within the Keystone organization and that following the Merger Keystone will permit Everett employees employed by Keystone and its subsidiaries to participate on an equal basis with other similarly situated employees in Keystone's internal open position posting and application procedures. Shawnee and Everett employees who become employees of Keystone and its subsidiaries shall be provided employee benefits, including retirement, health and welfare benefits, life insurance, incentive compensation and vacation and severance arrangements, no less favorable than those provided to other similarly situated employees. With respect to group health benefits, Keystone will waive any otherwise applicable waiting periods and preexisting conditions if at the time of the Merger the employee was covered under a similar plan of Shawnee. Following the Merger, Keystone and Mid-State will perform the respective obligations of Shawnee and Everett with respect to vested benefits accrued through the date of the Merger under Everett's retirement and profit sharing plans.


  Warrant Agreement

        In connection with the Plan of Merger, Keystone and Shawnee have entered into an Investment Agreement, and Shawnee has issued to Keystone a Warrant thereunder (collectively, the "Warrant Agreement"), entitling Keystone to purchase up to approximately 19.9% of Shawnee's outstanding Common Stock upon the occurrence of certain events described below. The Warrant Agreement covers 19,921 shares of Shawnee Common Stock at an exercise price of $182.81 per share.

        The Warrant Agreement is designed to compensate Keystone for its risks, costs and expenses and the commitment of resources associated with the Plan of Merger in the event the Merger is not consummated due to an attempt by a third person to gain control of Shawnee. See also "Expenses" below. Keystone may not exercise or sell its Warrant except upon (i) a willful breach by Shawnee of the Plan of Merger, (ii) the failure of Shawnee's shareholders to approve the Plan of Merger after the announcement by a third person of a bona fide proposal to acquire 10% or more of the Shawnee Common Stock, to acquire, merge or consolidate with Shawnee or to acquire substantially all of Shawnee's assets or Everett, (iii) the acquisition by a third person of 1% or more of the outstanding Shawnee Common Stock if after such acquisition such person would beneficially own 10% or more of the Shawnee Common Stock, (iv) the commencement by a third person of a tender offer or exchange offer which would result in beneficial ownership of 10% or more of the Shawnee Common Stock or
  (v) the entry by Shawnee into an agreement or understanding with a third person for the third person to acquire, merge or consolidate with Shawnee or to acquire substantially all of its assets or Everett (each of the foregoing is hereafter referred to as a "Warrant Event"). No Warrant Event has occurred as of the date of this Proxy Statement/Prospectus, and neither Keystone nor Shawnee is aware that any Warrant Event is contemplated by any third person. The Warrant Agreement may discourage third persons from making competing offers to acquire Shawnee and is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Plan of Merger.

        If a Warrant Event occurs, Keystone may exercise the Warrant in whole or in part or may sell or transfer all or part of the Warrant to other persons. Under federal banking law, exercise of the Warrant by Keystone for more than 5% of the outstanding Shawnee Common Stock would require approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Any sale of the Warrant or of shares of Shawnee Common Stock purchased thereunder would be subject to a right of first refusal by Shawnee unless sold in a public offering registered under the Securities Act. Shawnee agrees in the Warrant Agreement to effect such registration if requested.

        Keystone may require Shawnee to redeem the Warrant or any shares of Shawnee Common Stock purchased thereunder if (i) a third person acquires beneficial ownership of 50% or more of the outstanding Shawnee Common Stock or
  (ii) a third person acquires, merges or consolidates with Shawnee or acquires substantially all of its assets or Everett (each of the foregoing is hereafter referred to as a "Redemption Event"). In general, the per share redemption price for the Warrant would be the higher of 10% of the exercise price or a per share price based on the difference between the exercise price and the highest price paid or agreed to be paid by the third person in connection with the Redemption Event. The per share redemption price for shares of Shawnee Common Stock purchased under the Warrant would generally be the higher of 110% of the exercise price or the highest price paid or agreed to be paid by the third person in connection with the Redemption Event.

        The Warrant Agreement also contains provisions giving Shawnee the right to repurchase shares of Shawnee Common Stock issued under the Warrant in certain limited circumstances and provisions for issuance of a substitute Warrant to purchase shares of the surviving or acquiring company in the event of a merger or other acquisition of Shawnee or Everett.

        The foregoing description is a summary of the material terms of the Warrant Agreement and does not purport to be complete. It is qualified in its entirety by reference to the Warrant Agreement, which has been filed with the SEC as an exhibit to the Registration Statement. The Warrant Agreement is incorporated in this Proxy Statement/Prospectus by reference to such filing.

  Inconsistent Activities

        Shawnee has agreed in the Plan of Merger that unless and until the Merger has been consummated or the Plan of Merger has been terminated in accordance with its terms, Shawnee will not (i) solicit or encourage any proposals by a third person to acquire more than 1% of the Shawnee Common Stock, any stock of Everett or any significant portion of its or Everett's assets (whether by tender offer, merger, purchase of assets or otherwise),
  (ii) afford a third party which may be considering any such transaction access to its or Everett's properties, books or records except as required by law,
  (iii) enter into any discussions, negotiations, agreement or understanding for any such transaction or (iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. Notwithstanding the foregoing, Shawnee may take an action referred to in clause (ii) or (iii) of the previous sentence (or permit its directors, officers, employees or agents to do so) if Shawnee's Board of Directors, after consulting with counsel, determines that such actions should be taken or permitted in the exercise of its fiduciary duties. If Shawnee becomes aware of any offer or proposed offer to acquire any shares of Shawnee or Everett or any significant portion or its or Everett's assets, or of any other matter which is reasonably likely to adversely affect the parties' ability to consummate the Merger, Shawnee is required to give immediate notice thereof to Keystone.


  Conduct of Shawnee Business Pending the Merger

        Shawnee has agreed in the Plan of Merger that, pending consummation of the Merger, Shawnee and Everett will conduct their businesses only in the ordinary course and that, except as consented to by Keystone, Shawnee and Everett will not, among other things, (i) issue, purchase or otherwise dispose of or acquire any shares of their capital stock or grant any options or other rights to acquire such stock; (ii) make certain changes in the compensation or benefits payable to employees or enter into employment contracts; (iii) merge or consolidate with, or acquire control over, any other corporation, bank or other organization or acquire or dispose of any material assets outside the ordinary course of business; (iv) make capital expenditures or lease assets in excess of certain limits; or (v) make material changes to their lending or investment policies.


  Shawnee Dividend Limitation

        Shawnee has agreed in the Plan of Merger that pending the Merger it will not declare or pay dividends on the Shawnee Common Stock other than its regular $2.70 per share dividend declared in 1994 ($0.25 per share declared June 14, 1994, payable July 1, 1994, and $2.45 per share declared December 13, 1994, payable January 1, 1995). In 1995, Shawnee has agreed not to declare or pay dividends exceeding $2.70 per share over the twelve month period, and has further agreed to prorate the dividend based on the $2.70 annual amount, with the prorated dividend to be payable shortly prior to the Merger.


  Conditions to the Merger

        In addition to shareholder approval, the Merger is contingent upon the satisfaction of a number of other conditions, including (i) approval of the Merger by the Federal Reserve Board and the Pennsylvania Department of Banking without conditions deemed unduly burdensome by Keystone and the absence of any suit by the United States to prohibit the Merger filed within the 30 days following Federal Reserve Board approval, (ii) receipt of the tax opinion described above (see "Tax Consequences"), (iii) receipt of the agreements of Shawnee affiliates described below under "Restrictions on Resales by Shawnee Affiliates" and (iv) the absence of any judicial or administrative order prohibiting or adversely affecting the Merger or any pending or threatened litigation or administrative proceeding challenging the Merger. Keystone's obligation to consummate the Merger is subject to the additional conditions that the Bank Merger shall have been approved by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking without conditions deemed unduly burdensome by Keystone and that no suit to prohibit the Bank Merger shall have been filed by the United States during the 30 days following FDIC approval. In addition, unless waived, each party's obligation to consummate the Merger is subject to the performance by the other party of its obligations under the Plan of Merger, the accuracy of the representations and warranties of the other party contained therein and the receipt of certain certificates and opinions from the other party and its counsel. If the Distribution Date under Keystone's shareholder rights plan (see "Comparison of Keystone Common Stock and Shawnee Common Stock--Keystone Shareholder Rights Plan") shall have occurred, then either (i) all Rights outstanding under the plan (other than those which have become void) shall have been exchanged for Keystone Common Stock and the ratio for converting Shawnee Common Stock into Keystone Common Stock in the Merger shall have been proportionately adjusted as provided in the Plan of Merger, (ii) all Rights outstanding under the plan shall have been redeemed or (iii) Keystone shall have made provision for the issuance of equivalent rights to the holders of Shawnee Common Stock upon consummation of the Merger.


  Representations and Warranties

        The representations and warranties of Keystone and Shawnee contained in the Plan of Merger relate, among other things, to the organization and good standing of Keystone, Shawnee and their subsidiaries; the capitalization of Keystone and Shawnee and ownership of their subsidiaries; the authorization by Keystone and Shawnee of the Plan of Merger and the Warrant Agreement and the absence of conflict with laws or other agreements; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes since December 31, 1994; the absence of undisclosed litigation; compliance with laws; and the accuracy of this Proxy Statement/Prospectus and of Keystone's Registration Statement of which it is a part. Additional representations and warranties by Shawnee concern payment of taxes; title to properties; the absence of undisclosed equity investments, employment contracts, employee benefit plans or material contracts; and the absence of certain potential environmental liabilities. None of the representations and warranties contained in the Plan of Merger will survive the consummation of the Merger.


  Amendment, Waiver and Termination

        Notwithstanding prior shareholder approval, the Plan of Merger may be amended in any respect by written agreement between the parties, except that after shareholder approval no amendment may change the rate of exchange of Shawnee Common Stock for Keystone Common Stock in the Merger or change the form of such consideration. Keystone or Shawnee may also (i) extend the time for performance of any of the obligations of the other; (ii) waive any inaccuracies in the representations and warranties of the other; (iii) waive compliance by the other with any of its obligations under the Plan of Merger; and (iv) waive any condition precedent to its obligations under the Plan of Merger other than approval by the shareholders of Shawnee of the Plan of Merger, governmental regulatory approvals required to consummate the Merger, securities registration requirements incident to the issuance of Keystone Common Stock in the Merger, the receipt of the tax opinions described above and the absence of any judicial or administrative order prohibiting the Merger.

        Notwithstanding prior shareholder approval, the Plan of Merger may be terminated without liability of either party at any time prior to effectiveness of the Merger (i) by mutual consent of Keystone and Shawnee or
  (ii) by either party in the event of (a) a material breach by the other party of a representation and warranty or covenant which has not been cured within 30 days after notice to the breaching party, (b) failure of the Shawnee shareholders to approve the Plan of Merger at the Special Meeting, (c) a final judicial or regulatory determination denying any regulatory approval required for the Merger or imposing conditions or requirements which Keystone determines to be unduly burdensome or (d) failure to satisfy prior to September 30, 1995 any condition to its obligations to consummate the Merger, if such failure occurs despite the good faith effort of the terminating party to perform all covenants and satisfy all conditions required of it. The deadline for satisfying the conditions to the Merger will be extended to December 31, 1995 if the failure to satisfy such conditions results from a delay in receiving Federal Reserve Board approval.

        Shawnee may terminate the Plan of Merger if (i) the average of the closing bid prices for Keystone Common Stock on the NASDAQ National Market System for the 10 consecutive trading days ending on the sixth trading day prior to the closing date for the Merger (the "Valuation Period") shall be less than $24.86 (85% of the closing bid price on January 4, 1995) and (ii) the number obtained by dividing such average Keystone bid price by $29.25 (the closing bid price on January 4, 1995) is less than 85% of the number obtained by dividing the average of the NASDAQ Combined Bank Index for the Valuation Period by 708.30 (such index at January 4, 1995).


  Dissenters' Rights of Shawnee Shareholders

        A holder of shares of Shawnee Common Stock is entitled to exercise the rights of a dissenting shareholder under Subchapter D of Chapter 15 ("Subchapter D") of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), to object to the Plan of Merger and make written demand that Shawnee or Keystone, as the surviving corporation in the Merger, pay in cash the fair value of the shares held as determined in accordance with such statutory provisions. The following summary does not purport to be a complete statement of the provisions of Subchapter D and is qualified in its entirety by reference to such statutory provisions, which (together with Section 1930 of the BCL) are set forth in full as Annex II to this Proxy Statement/Prospectus.

        A record holder of shares of Shawnee Common Stock may assert dissenters' rights as to fewer than all such shares registered in his name only if he dissents with respect to all the shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents.

        A beneficial owner of shares of Shawnee Common Stock who is not the record holder of such shares is entitled to assert dissenters' rights with respect to shares held on his behalf only if he submits to Shawnee no later than the time of the assertion of dissenters' rights a written consent of the record holder of such shares. A beneficial owner may not dissent with respect to less than all shares of Shawnee Common Stock owned by him, whether or not the shares so owned by him are registered in his name.

        In the event that a holder of shares of Shawnee Common Stock wishes to dissent to the Plan of Merger and obtain payment of the fair value of his shares, he must satisfy all the following conditions to acquire any right to payment of the fair value of his shares under Subchapter D:

              (1) He must file with Shawnee, prior to the vote on the Plan of Merger, a written notice of intention to demand that he be paid the fair value for his shares if the Plan of Merger is effectuated. Neither a proxy indicating a vote against, nor a vote in person against, the Plan of Merger shall constitute the written notice required.

              (2) He must effect no change in the beneficial ownership of his shares from the date of filing such written notice continuously through the effective date of the Merger.

              (3) He must not vote his shares in favor of the Plan of Merger. Neither an abstention from voting with respect to, nor failure to vote in person or by proxy against approval of, the Plan of Merger constitutes a waiver of the rights of a dissenting shareholder.
        However, a signed proxy that is returned without any instruction as to how the proxy should be voted will be voted in favor of approval of the Plan of Merger and will be deemed a waiver of the rights of a dissenting shareholder.

        A dissenter who fails in any of these respects shall not acquire any right to payment of the fair value of his shares under Subchapter D. Each written notice of intention to demand payment must clearly state that the shareholder intends to demand that he be paid the fair value of his shares if the Plan of Merger is effectuated, must provide the name, address and telephone number of the shareholder and should be sent to Shawnee Financial Services Corporation, 115 East Main Street, P.O. Box 149, Everett, Pennsylvania 15537, Attention: Samuel K. Bohn, President. A dissenting shareholder shall retain all other rights of a Shawnee shareholder until those rights are modified by effectuation of the Plan of Merger.

        If the Plan of Merger is approved by the shareholders of Shawnee by the required vote at the Special Meeting, Shawnee or Keystone shall mail a notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who did not vote in favor of the Plan of Merger. Such notice shall:

              (1) State where and when a demand for payment must be sent and certificates representing Shawnee shares must be deposited in order to obtain payment. The time set for receipt of the demand and deposit of shares shall be not less than 30 days from the mailing of the notice.

              (2) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

              (3)  Be accompanied by a copy of Subchapter D.

        The dissenting shareholder must make written demand for payment of the fair value of the shares with respect to which dissent is made and must deposit certificates representing such shares in accordance with the terms of the notice to demand payment sent by Shawnee or Keystone. A shareholder who fails to timely demand payment, or fails to timely deposit certificates, as required by the notice to demand payment, shall not have any right under Subchapter D to receive payment of the fair value of his shares.

        Within 60 days after the date set for demanding payment and depositing certificates, if the Plan of Merger has not been effectuated, Shawnee or Keystone shall return any certificates that have been deposited. When deposited certificates have been returned, Shawnee or Keystone may at any later time send a new notice to demand payment, which will have a like effect as the original notice.

        Promptly after effectuation of the Plan of Merger, or upon timely receipt of demand for payment if the Plan of Merger has already been effectuated, Keystone shall either remit to dissenters who have made demand and have deposited their certificates the amount that Keystone estimates to be the fair value of the shares, or shall give written notice that no remittance will be made. The remittance or notice shall be accompanied by: (1) the closing balance sheet and statement of income of Shawnee for the fiscal year ending not more than 16 months before the date of remittance or notice, together with the latest available interim financial statements; (2) a statement of Keystone's estimate of the fair value of the shares; and (3) a notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D. If Keystone does not remit the amount of its estimate of the fair value of the shares, it shall return any certificates that have been deposited. Keystone may make a notation on any such certificates that demand for payment has been made.

        If Keystone gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, the dissenter may send to Keystone his own estimate of the fair value of the shares, which shall be deemed a demand for payment of such amount or the deficiency.

        Where the dissenter does not file his own estimate within 30 days after the mailing by Keystone of its remittance or notice, the dissenter shall be entitled to no more than the amount stated on the notice or remitted to him by Keystone.

        Within 60 days after the latest of (1) effectuation of the Plan of Merger, (2) timely receipt of any demands for payment, or (3) timely receipt of any estimates by dissenters of the fair value of their shares, if any demands for payment remain unsettled, Keystone may file in court an application for relief requesting that the fair value of the shares be determined by the court. All dissenting shareholders, wherever residing, whose demands have not been settled shall be made parties to the proceeding. A copy of the application for relief shall be served on each such dissenter.

        The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value, which appraiser shall have such power and authority as may be specified by the court.

        Each dissenter who is made a party to the proceeding shall be entitled to recover the amount, if any, by which the fair value of his shares is found to exceed the amount, if any, previously remitted by Keystone, plus interest.

        If Keystone fails to file an application for relief, any dissenter who made a demand and who has not already settled his claim against Keystone may do so in the name of Keystone at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within such 30-day period, each dissenter entitled to file an application shall be paid Keystone's estimate of the fair value of his shares and no more, and may bring an action to recover any amount not previously remitted.

        In general, the costs and expenses of any valuation proceeding, including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against Keystone. However, any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenting shareholders who are parties to the proceeding and whose action in demanding supplemental payment the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

        Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against Keystone and in favor of any or all dissenters if Keystone or Shawnee failed to comply substantially with the requirements of Subchapter D. Such fees and expenses may be assessed against either Keystone or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by Subchapter D. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against Keystone, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

        SHAWNEE SHAREHOLDERS WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF SUBCHAPTER D.


  Restrictions on Resales by Shawnee Affiliates

        The shares of Keystone Common Stock issuable in the Merger have been registered under the Securities Act, and such shares will generally be freely tradeable by the Shawnee shareholders who receive Keystone shares as a result of the Merger. However, this registration does not cover resales by Shawnee shareholders who may be deemed to control or be under common control with Shawnee and who therefore may be deemed "affiliates" of Shawnee as that term is defined in Rule 145 under the Securities Act. Such affiliates may not sell their shares of Keystone Common Stock acquired in the Merger except pursuant to: (i) an effective Registration Statement under the Securities Act covering the shares to be sold; (ii) the conditions contemplated by Rules 144 and 145 under the Securities Act; or (iii) another applicable exemption from the registration requirements of the Securities Act. The management of Shawnee will notify those persons whom it believes may be such affiliates.

        The Plan of Merger requires as a condition to the Merger that each such Shawnee affiliate enter into an agreement not to sell the shares of Keystone Common Stock acquired in the Merger except in accordance with the requirements of the Securities Act and the regulations thereunder.

  Effect of Certain Transactions Involving Keystone

        The Plan of Merger provides that Keystone may not enter into an agreement for a merger, consolidation or share exchange in which it will not be the surviving or resulting corporation unless the surviving or resulting corporation shall have agreed in writing to be bound by the terms of the Plan of Merger and the Warrant Agreement. If under the terms of any such transaction the outstanding Keystone Common Stock is converted into or exchanged for other securities of any person, cash or other property, the Plan of Merger shall be appropriately amended so that Shawnee shareholders will receive in the Merger, for each share of Shawnee Common Stock held, 6.25 times the consideration paid in such transaction for shares of Keystone Common Stock. As indicated above, it is a condition to the Merger that the parties receive the tax opinion described under "Tax Consequences" above. While this condition will not prevent Keystone from entering into any such transaction, Shawnee is not required to amend or waive this condition.

        As of the date of this Proxy Statement/Prospectus, Keystone does not contemplate entering into any transaction of the type described above, and Keystone is not aware that any such transaction is contemplated by any third person.


  Expenses

        Keystone and Shawnee will each pay 50% of (1) all printing costs related to securities registration and the solicitation of proxies for the Special Meeting, (2) all filing fees and legal and accounting fees and expenses related to the tax opinion referred to above and to the regulatory approvals required for the Merger and (3) the fees of Berwind Financial Group, L.P., Shawnee's financial advisor, except that the portion of such fees payable by Keystone shall be limited to $26,250. Each party will pay its own other expenses incurred in connection with the Plan of Merger. However, the Plan of Merger provides that if the Merger is not consummated as a direct or indirect consequence of a change of control of Shawnee, Shawnee shall reimburse Keystone for all of its reasonable out-of-pocket expenses incurred in connection with the Plan of Merger.


  Effective Date of the Merger

        It is presently anticipated that if the Plan of Merger is approved by the shareholders of Keystone and Shawnee, the Merger will become effective in the third quarter of 1995. However, as noted above, consummation of the Merger is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Merger will be satisfied or, if satisfied, that they will be satisfied in time to permit the Merger to become effective within the anticipated time frame. In addition, as also noted above, Keystone and Shawnee retain the power to abandon the Merger or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior shareholder approval.


  Accounting Treatment

        Normally, the Merger would be accounted for by Keystone under the pooling-of-interests method of accounting, which views the Merger as a uniting of the separate ownership interests of Keystone and Shawnee through an exchange of shares. However, if the number of treasury shares purchased by Keystone under its share repurchase program exceeds certain limits, Keystone may be required to account for the Merger under the purchase method of accounting.

        Under the pooling-of-interests method, the financial statements of the merged company normally reflect the combined historical financial data of the merging companies, subject only to certain adjustments to the capital accounts to reflect the share exchange of shares. However, due to the immaterial impact of the Merger on

  Keystone's previously reported results, it is anticipated that Keystone's historical financial statements would not be restated if the Merger is accounted for as a pooling-of-interests.

        If the Merger is accounted for under the purchase method, the assets and liabilities of Shawnee acquired in the Merger will be recorded by Keystone for financial reporting purposes at their market values as of the date of the Merger, and any excess of the consideration paid over the net market values acquired will be recorded and amortized as goodwill.

        Pro forma financial information concerning the Merger is not included herein since the addition of Shawnee under either accounting method would not have materially affected the Keystone historical financial information as presented.

                        INFORMATION CONCERNING KEYSTONE

                           Keystone Financial, Inc.
                           SELECTED FINANCIAL DATA

     The following unaudited table of selected financial data should be read in conjunction with Keystone's consolidated financial statements and the related notes and with Keystone's management's discussion and analysis of financial condition and results of operation (Financial Review), incorporated herein by reference. See "Keystone Documents Incorporated by Reference."


                                       Three Months
                                      Ended March 31,                               Year Ended December 31,
                               --------------------------  ---------------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991           1990
                               ------------  ------------  ------------  ------------  ------------  ------------  -------------
                                                       (In Thousands, Except Per Share Amounts and Ratios)
Operations:
Interest income..............  $    88,758   $    73,515   $   313,202   $   307,755   $   330,645   $   365,516   $   377,048
Interest expense.............       39,032        28,341       124,784       125,245       152,718       201,782       221,322
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net interest income..........       49,726        45,174       188,418       182,510       177,927       163,734       155,726
Provision for credit losses..        2,084         1,642         9,484         7,940        16,053        16,323        15,107
Noninterest income...........       11,486        11,279        44,629        45,819        39,276        33,563        29,185
Noninterest expense..........       37,933        35,416       151,723       148,003       138,840       127,896       120,501
Income tax expense...........        6,539         5,349        20,481        21,037        16,568        12,810        11,583
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income...................  $    14,656   $    14,046   $    51,359   $    51,349   $    45,742   $    40,268   $    37,720
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========
Pre-tax security gains,
  included in above..........  $        32   $       611   $       834   $     1,669   $     1,750   $     1,976   $        84

Per Share:
Net income...................  $      0.63   $      0.60   $      2.20   $      2.20   $      1.99   $      1.77   $      1.66
Dividends....................         0.34          0.32          1.30          1.19          1.10          1.02          0.91
Dividend payout ratio........        54.00%        53.30%        59.22%        54.01%        55.27%        57.58%        54.89%
Average shares
  outstanding................   23,431,267    23,423,767    23,395,425    23,304,618    22,983,908    22,732,729    22,700,587

Balances at Period End:
Loans and leases.............  $ 3,237,611   $ 2,800,225   $ 3,193,405   $ 2,775,198   $ 2,785,335   $ 2,821,302   $ 2,762,647
Allowance for
  credit losses..............       43,109        40,175        42,440        40,181        38,940        35,770        32,299
Total assets.................    4,679,942     4,346,653     4,706,000     4,419,726     4,311,779     4,120,215     4,041,232
Deposits.....................    3,825,127     3,573,328     3,827,983     3,582,688     3,655,261     3,560,284     3,523,779
Long-term debt...............        5,528         6,793         6,054         5,990         5,144         2,143         2,989
Shareholders' equity.........      424,632       411,289       407,774       412,880       378,314       348,143        27,092
Book value per share.........        18.06         17.58         17.46         17.65         16.29         15.27         14.41

Selected Ratios:
Return on average assets.....         1.26%         1.31%         1.16%         1.19%         1.08%         0.98%         0.96%
Return on average equity.....        14.33         13.81         12.71         12.98         12.58         11.87         11.82
Interest rate spread.........         3.96          4.04          4.04          4.07          4.02          3.66          3.51
Net interest margin..........         4.63          4.60          4.63          4.63          4.67          4.48          4.45
Average equity to
  average assets.............         8.82          9.47          9.09          9.13          8.62          8.29          8.10
Loans to deposits
  at period end..............        84.64         78.36         83.42         77.46         76.20         79.24         78.40

                                       Three Months
                                      Ended March 31,            Year Ended December 31,
                                      --------------    -----------------------------------------
                                       1995    1994      1994     1993     1992     1991    1990
                                      ------  ------    ------   ------   ------   ------  ------
                                          (In Thousands, Except Per Share Amounts and Ratios)
  Selected Ratios (Continued):
  Allowance for credit losses to
    loans at period end.............   1.33    1.43      1.33     1.45    1.40    1.27      1.17
  Nonperforming assets to
    loans and ORE...................   0.79    1.34      0.95     1.32    1.66    1.51      1.17
  Loans 90 days past due............   0.28    0.26      0.24     0.14    0.22    0.30      0.53
  Total risk elements to loans and
    ORE at period end (1)...........   1.07    1.60      1.19     1.46    1.88    1.81      1.70

  Risk-Adjusted Capital Ratios:
  Leverage ratio....................   9.14%   9.42%     8.84%    9.18%   8.66%   8.30%     7.81%
  "Tier 1" capital ratio............  13.39   14.86     12.96    14.05   13.06   12.21     11.21
  "Total" capital ratio.............  14.64   16.11     14.21    15.30   14.26   13.44     12.36

- -----------------
(1) Total risk elements include nonperforming assets and loans past due 90 days or more.

              STOCK PRICES AND DIVIDENDS ON KEYSTONE COMMON STOCK

     Keystone Common Stock is traded in the over-the-counter market under the symbol "KSTN" and is listed in the NASDAQ National Market System. The following table sets forth the high and low closing sales prices for Keystone Common Stock for the periods indicated, in each case as reported by NASDAQ, and the cash dividends per share declared on Keystone Common Stock for such periods.


                             Quarterly Closing Sales
                                   Price Range            Cash
                             -----------------------    Dividends
                                High         Low        Declared
                             -----------  ----------    ---------
1993

First Quarter............     $34.00      $29.00          $ .29
Second Quarter...........      34.50       30.75            .29
Third Quarter............      31.75       28.25            .29
Fourth Quarter...........      32.50       29.75            .32
                                                          -----
                                                          $1.19
                                                          =====
1994

First Quarter............     $32.25      $27.50          $ .32
Second Quarter...........      32.00       27.75            .32
Third Quarter............      32.00       27.75            .32
Fourth Quarter...........      30.25       27.25            .34
                                                          -----
                                                          $1.30
                                                          =====
1995

First Quarter............     $30.25      $26.25          $ .34
Second Quarter (through

  June 20, 1995).........      29.125      26.75            .34


     On January 5, 1995, the last NASDAQ trading day prior to the public announcement of the Merger, the closing sale price for the Keystone Common Stock was $29.625. On June 20, 1995, the closing sale price for the Keystone Common Stock was $28.125. On April 30, 1995, there were approximately 23,509,609 shares of Keystone Common Stock outstanding. On March 31, 1995 Keystone had approximately 10,790 shareholders of record.



     While Keystone is not obligated to pay cash dividends, Keystone's Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Keystone.

                        INFORMATION CONCERNING SHAWNEE

                    Shawnee Financial Services Corporation
                            SELECTED FINANCIAL DATA

     The following unaudited table of selected financial data should be read in conjunction with Shawnee Management's Discussion and Analysis of Financial Condition and Results of Operations, which follows, and with Shawnee's consolidated financial statements and the related notes, which begin on page F-1.


                                              Three Months
                                             Ended March 31,                 Year Ended December 31,
                                           -----------------   --------------------------------------------------
                                             1995     1994       1994       1993      1992      1991       1990
                                           -------   -------   -------    -------    -------   -------    -------
                                                    (In Thousands, Except Per Share Amounts and Ratios)
Operations:
Interest income........................    $ 1,263   $ 1,238   $ 5,090    $ 5,074    $ 5,033   $ 5,480    $ 5,460
Interest expense.......................        542       507     2,007      2,039      2,199     2,993      3,332
                                           -------   -------   -------    -------    -------   -------    -------
Net interest income....................        721       731     3,083      3,036      2,833     2,487      2,128
Provision for loan losses..............          0         0         0          0          0        50         27
Noninterest income.....................         40        42       145        158         69        89        303
Noninterest expense....................        509       507     2,259      2,093      1,967     1,930      1,681
Income tax expense.....................         61        72       242        266        207       110        152
                                           -------   -------   -------    -------    -------   -------    -------
Net income.............................    $   191   $   194   $   727    $   834    $   728   $   486    $   571
                                           =======   =======   =======    =======    =======   =======    =======
Pre-tax security gains (losses),
  included in above....................    $    --   $    --   $    --    $     1    $   (22)  $    (1)   $   188

Per Share:
Net income.............................    $  2.38   $  2.42   $  9.07    $ 10.35    $  9.01   $  6.02    $  7.10
Dividends..............................         --        --      2.70       2.60       2.50      2.40       2.30
Dividend payout ratio..................        N/A       N/A     29.77%     24.98%     27.75%    39.95%     32.48%
Average shares
  outstanding..........................     80,184    80,184    80,184     80,600     80,870    80,870     80,670

Balances at Period End:
Loans..................................    $38,915   $38,659   $40,044    $39,016    $31,231   $30,647    $31,920
Allowance for loan losses..............        184       185       184        184        196       207        179
Total assets...........................     71,209    72,935    69,951     72,392     68,671    61,721     58,905
Deposits...............................     62,627    64,332    61,650     64,150     60,947    54,667     51,966
Long-term debt.........................         --        --        --         --         --        --         --
Shareholders' equity...................      8,053     7,603     7,581      7,306      6,719     6,193      5,866
Book value per share...................     100.43     94.82     94.55      91.11      83.09     76.58      72.97

Selected Ratios:
Return on average assets...............       1.12%     1.13%     1.01%      1.18%      1.16%     0.79%      0.98%
Return on average equity...............      10.60     11.55      9.69      12.28      11.83      8.52       0.18
Interest rate spread...................       3.70      3.81      3.92       3.94       3.99      3.16       2.73
Net interest margin....................       4.40      4.35      4.51       4.51       4.72      4.30       3.95
Average equity to
  average assets.......................      10.49      9.59     10.52      10.31      10.68      9.31       9.58
Loans to deposits
  at period end........................      61.81     59.71     62.79      60.53      50.92     55.68      61.08


                                    Three Months
                                   Ended March 31,              Year Ended December 31,
                                   ---------------   ------------------------------------------
                                    1995     1994     1994     1993     1992     1991     1990
                                   ------   ------   ------   ------   ------   ------   ------
                                        (In Thousands, Except Per Share Amounts and Ratios)

Selected Ratios (Continued):
Allowance for loan losses to
  loans at period end............   0.47    0.48      0.48     0.47    0.63     0.68     0.56
Nonperforming assets to
  loans and ORE..................   0.44    0.44      0.44     0.44    0.56       --     0.25
Loans 90 days past due...........   0.25    0.33      0.10     0.14    0.09     0.23     0.25
Total risk elements to loans
and ORE at period end (1)........   0.69    0.77      0.54     0.58    0.65     0.23     0.50

Risk-Adjusted Capital Ratios:
Leverage ratio...................  14.04%     (2)    14.03%      (2)     (2)      (2)      (2)
"Tier 1" capital ratio...........  14.04      (2)    14.03       (2)     (2)      (2)      (2)
"Total" capital ratio............  14.36      (2)    14.36       (2)     (2)      (2)      (2)


- ------------------------
(1) Total risk elements include nonperforming assets and loans past due 90 days or more.

(2) These numbers are not available.


                 SHAWNEE MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The disclosures called for by SEC Industry Guide 3, which detail many aspects of a banking company's financial condition and results of operations, are generally required by the SEC for banking companies subject to the SEC's periodic reporting requirements. Shawnee is not subject to the SEC's periodic reporting requirements. Shawnee does not in its ordinary course maintain the information necessary to compile many of the disclosures required pursuant to Guide 3 and compiling such information would be very expensive and time consuming. Therefore, Shawnee is not providing all disclosures required by Guide 3 to shareholders. Shawnee believes it is providing shareholders with all material information concerning the company and its operations (including elements of the bank's loan portfolio) for shareholders to make an investment decision in favor or against the proposed Merger.

1994 versus 1993

     Net Income

     Net income decreased year to year by 12.86% from 834,494 in 1993 to $727,198 in 1994. The principal reasons for this decline were an increased cost of funds, resulting from several interest rate hikes by the Federal Reserve Board during the year, and an increase in certain expenses, relating to increased staff levels and the phase-in of certain newer technologies. The bank remained solidly profitable, however, although net income per share fell from $10.35 in 1993 to $9.07 in 1994.


                                         Years Ended December 31,
                                         ------------------------

                                            1994        1993        % Change
                                         ----------  ----------     --------
  INTEREST INCOME
    Loans..............................  $3,443,191  $3,403,912       1.15%
    Investment Securities..............   1,273,873   1,253,638       1.61%
    Interest-bearing Deposits..........      79,073     208,369     (62.05%)
    Federal Funds Sold.................     293,477     208,404      40.82%
                                         ----------  ----------
                                          5,089,614   5,074,323        .30%

  INTEREST EXPENSE
    Deposits...........................   2,007,075   2,038,678      (1.55%)
                                         ----------  ----------

    NET INTEREST INCOME................   3,082,539   3,035,645       1.54%
      Provision for Loan Losses........           0           0
                                         ----------  ----------

    NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES........   3,082,539   3,035,645       1.54%

  OTHER INCOME
    Service Fees.......................      79,510      69,874      13.79%
    Other..............................      65,256      75,179     (13.20%)
    Net Investment Gains...............           0       9,300
    Gain on Sale of Equipment..........           0       3,700
                                         ----------  ----------
                                            144,766     158,053      (8.41%)

  OTHER EXPENSES
    Salaries...........................     913,234     829,935      10.04%
    Pension and Other Employee Benefits     223,195     230,393      (3.12%)
    Occupancy Expense..................     121,905     115,601       5.45%
    Depreciation.......................     210,583     213,394      (1.32%)
    Other..............................     790,263     703,407      12.35%
                                         ----------  ----------
                                          2,259,180   2,092,730       7.95%
                                         ----------  ----------

        INCOME BEFORE INCOME TAXES.....     968,125   1,100,968     (12.07%)

    PROVISION FOR INCOME TAXES.........     240,927     266,474      (9.59%)
                                         ----------  ----------

        NET INCOME.....................  $  727,198  $  834,494     (12.86%)
                                         ==========  ==========

    NET INCOME PER SHARE...............  $     9.07  $    10.35     (12.37%)
                                         ==========  ==========


     Net Interest Income

     Interest income was virtually unchanged year to year ($5,089,614 in 1994 vs. $5,074,323 in 1993), with a decrease of income from interest-bearing deposits held by the bank in other institutions being offset by an increase in income from federal funds sold. The latter are instruments sold to other banks to meet short-term liquidity needs.

     Interest on loans grew only 1.15% year to year, with growth occurring primarily in the real estate loan area. The return on average earning assets dropped from 7.74% in 1993 to 7.68% in 1994, as the general decline in interest rates from 1993 levels was the primary driver of these lower asset yields.

     The Bank's net interest margin (i.e., the difference between the cost of funds for the bank and the cost at which it can lend these funds) remained the same in 1994 as in 1993 at 4.51%. Management anticipates a decline in net interest margins in 1995 if short-term interest rates continue to rise.

     Interest Expense

     Interest expense remained practically unchanged year to year, although deposits decreased by approximately $2.5 million year to year. The effects of the Federal Reserve's interest rate policy began to have a greater effect during the later part of 1994, reflecting an increased cost of funds which is expected to continue into 1995. An increase in the bank's cost of funds is also likely because the bank must compete against various bank and non-bank institutions to retain or expand its deposit base.

     Provision for Loan Losses

     Non-performing assets as a percentage of total assets remained at comparable levels year to year.

     Shawnee's allowance for loan losses was $184,000 at the end of 1994 and represented .48% of loans. The allowance at the end of 1993 was $184,000, or
 .47% of loans. Total risk elements, which include nonperforming assets and loans 90 days past due, decreased from .58% of loans at the end of 1993 to .52% of loans at December 31, 1994.

     Shawnee's 1994 provision was consistent with the volume of net charge-offs and responsive to overall asset quality trends, and the allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses in its loan portfolio.

     The breakdown of the categories for loan loss reserves were as follows for both 1994 and 1993:

          Real Estate Loans        $ 30,000
          Installment Loans        $ 40,000
          Commercial Loans         $114,000

     Other than as disclosed in this Management's Discussion and Analysis or elsewhere in this Proxy Statement/Prospectus, Shawnee management is unaware of any potential problem loans. Further, the Bank does not make any foreign loans, nor is it aware of any significant concentration of loans.

     Non-Interest Income

     Other income, which includes revenues from service fees, was also flat year to year ($144,766 in 1994 vs. $158,043 in 1993). Gains on the sales of securities in 1993 matched increases in service fees and other revenues in 1994.

     Non-Interest Expense

     Other expenses, which includes salaries, employee benefits and expenses related to the maintenance and upkeep of the bank's properties, rose 7.9% year to year. Salary expense increased as a result of increased staff levels added during the year. In addition, increased occupancy expense, insurance expense and expenses related to the continuing phase-in of several automated teller machines ("ATMs") affected costs significantly. While expenses relating to operation of ATMs currently exceed revenues, management believes that the attractiveness to customers of ATMs makes them worthwhile, and that this imbalance will equalize over time.

     Book Value and Dividends

     Book value continued its historic climb to $94.55 in 1994 from $91.11 in 1993. This occurred notwithstanding the implementation of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which negatively impacted shareholders' equity by $235,119, or $2.93 per share. As required by SFAS No. 115, implemented on January 1, 1994, management classified its entire securities portfolio as available for sale due to the identification of circumstances which could result in the securities not being held to maturity.

     In 1994 Shawnee raised its dividend to $2.70 per share from $2.60 per share in 1993, continuing its historical pattern of increasing annual dividends.

     Other Key Indices

     As of December 31, 1994, the average yields on the Bank's interest generating assets were as follows:

           Loans                        8.82%
           Investments                  6.38%
           Interest-bearing deposits    4.11%
           Federal Funds                4.21%

     The average cost for customers' deposits was 3.59%.

     Return on average assets (ROA) and return on average equity (ROE) were 1.01% and 9.69%, respectively, for 1994 versus 1.18% and 12.28% for 1993. These ratios indicate to shareholders how well their money is being employed by Shawnee and compare favorably with other banks of similar size. The declines in ROA and ROE were largly due to the decrease in earnings year to year. The decline in ROE was proportionately greater than that of ROA because the capital base of Shawnee continued to increase given the Bank's overall profitability, while the Bank's asset size fell slightly.

     Capital Resources

     The Bank is required to maintain certain levels of capital in accordance with regulations of the FDIC. The minimum guidelines for the ratio of total capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital must be "Tier I Capital" or core capital, which may be composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less goodwill and intangible assets other than purchased mortgage servicing rights acquired after February 18, 1992. The remainder may consist of subordinated debt, cumulative preferred stock and a limited amount of loan loss reserves ("Tier II Capital"). In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide a minimum leverage ratio of tangible equity (shareholders' equity less disallowed intangibles) to adjusted average quarterly assets equal to 3% for bank holding companies that meet certain specified criteria. The Bank's capital levels and capital requirements as of December 31, 1994, are set forth in the following table:


                                               Shawnee's          Capital In Excess
                            FDIC Minimum        Actual               of Minimum
                              Capital           Capital             Requirements
                            Requirements   -----------------      ------------------
                               as % of                  % of                      % of
                              Adjusted                Adjusted                  Adjusted
                               Total                   Total                     Total
                               Assets      Amount      Assets        Amount      Assets
                            ----------    -------     --------      --------    --------

Risk-Based Capital:
  Tier 1 Capital........      4.00%       $7,816,000   14.03%       $784,000     10.03%
  Tier 2 Capital........                  $  184,000    0.33%       $184,000      0.33%
    Total Capital.......      8.00%       $8,000,000   14.36%       $509,000      6.36%
  Leverage Ratio........      3.00%       $7,816,000   14.03%       $862,000     11.03%


     As of December 31, 1994, Shawnee complied with all capital levels required by the FDIC.

1993 versus 1992

     Net Income

     Net income in 1993 reached an historic high as a result of a very favorable net interest margin (i.e., the difference between the cost of funds for the Bank and the cost at which it can lend these funds). This was coupled with a stronger economy in 1993 than in 1992 and lower interest rates, causing business and individuals to increase their demand for loans. On a year-to-year basis, net income increased almost 15% from $728,484 in 1992 to $834,494 in 1993, and net income per share increased from $9.01 to $10.35.


                                              Years Ended December 31,
                                         ---------------------------------

                                            1993        1992      % Change
                                         ----------  ----------   --------
INTEREST INCOME
  Loans................................  $3,403,912  $3,255,668       4.55%
  Investment Securities................   1,253,638   1,334,187      (6.04%)
  Interest-bearing Deposits............     208,369     272,788     (23.62%)
  Federal Funds Sold...................     208,404     170,177      22.46%
                                         ----------  ----------   --------
                                          5,074,323   5,032,920        .82%

INTEREST EXPENSE
  Deposits.............................   2,038,678   2,199,492      (7.31%)
                                         ----------  ----------

    NET INTEREST INCOME................   3,035,645   2,833,328       7.14%
  Provision for Loan Losses............           0           0
                                         ----------  ----------

    NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES........   3,035,645   2,833,328       7.14%

OTHER INCOME
  Service Fees.........................      69,874      42,773      63.36%
  Other................................      75,179      48,629      54.60%
  Net Investment Gains.................       9,300     (21,950)
  Gain on Sale of Equipment............       3,700           0     100.00%
                                         ----------  ----------
                                            158,053      69,452     127.57%

OTHER EXPENSES
  Salaries.............................     829,935     728,183      13.97%
  Pension and Other Employee Benefits..     230,393     217,382       5.99%
  Occupancy Expense....................     115,601     134,290     (13.92%)
  Depreciation.........................     213,394     176,734      20.74%
  Other................................     703,407     710,532      (1.00%)
                                         ----------  ----------
                                          2,092,730   1,967,121       6.39%
                                         ----------  ----------

    INCOME BEFORE INCOME TAXES.........   1,100,968     935,659      17.67%

  PROVISION FOR INCOME TAXES...........     266,474     207,175      28.62%
                                         ----------  ----------

    NET INCOME.........................  $  834,494  $  728,484      14.55%
                                         ==========  ==========

  NET INCOME PER SHARE.................  $    10.35  $     9.01      14.87%
                                         ==========  ==========

     Net Interest Income

     Lending increased substantially in 1993. In particular, lending in the mortgage, installment and commercial sectors was up approximately 25% year to year. This resulted in interest income from loans increasing $148,244 or 4.5%. This was partially offset by less income from the Bank's holdings of investment securities, as interest rates declined over the course of the year.

     Interest Expense

     Interest expense declined to $2,038,678 (7.31%) from 1992 to 1993, notwithstanding an increase in deposits of approximately $3.2 million year to year. This decrease was a result of the Federal Reserve Board's move to lower interest rates through most of 1993, thereby decreasing the interest the Bank was required to pay on depositor's accounts. The Bank's net interest margin decreased from 4.72% to 4.51% year to year.

     Provision for Loan Losses

     Shawnee's allowance for loan losses fell slightly from 1992 to 1993 from $195,788 to $184,118. This reflected an improvement in the economy but remained at a level that management believed was adequate to absorb possible losses on loans that may become uncollectible.

     Non-Interest Income

     Other income increased significantly year to year ($158,053 vs. $69,452). Increased service fee income and gains from the sale of investment securities accounted for the bulk of the difference year to year.

     Non-Interest Expense

     Other expenses increased 6.3% from 1992. Salary expense increased significantly as a result of a raise effected during the year and an increase in staff levels. In addition, certain other expenses increased as a result of costs related to the expansion to a branch office in Loysburg, Pennsylvania (and related depreciation increase) and the addition of three drive-up ATMs and one interior ATM. Also, a change in accounting principle, SFAS 109 (Accounting for Income Taxes) resulted in a deferred benefit of $24,621 in 1993.

     Book Value and Dividends

     Given the increase in net income of 15% year to year, book value per share increased to $91.11 in 1993 from $83.09 in 1992, a boost of 9.65% year to year. Shawnee also increased its dividend from $2.50 to $2.60.

     Other Key Indices

     Other measures of overall performance, including return on assets and return on equity, also improved from 1992 to 1993, from 1.16% to 1.18%, and from 11.83% to 12.28%, respectively.

Interest Rate Sensitivity and Liquidity

     The objective of the Corporation's asset/liability management policy is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Consistent with conservative banking practices, the Asset/Liability Management Committee recommends the allocation of funds within prescribed guidelines to achieve specified target goals for Return on Equity and Return on Assets. These guidelines are established to reduce the bank's level of risk to fluctuating interest rates, while leaving open the possibility of capitalizing on favorable trends.

    The following table summarizes the Corporation's interest rate sensitivity or gap position, which is the estimated aggregate maturity and repricing of interest earning assets and interest bearing liabilities, at December 31, 1994:


                           Interest Rate Sensitivity

                                             90-Day     90-Day     180-Day     180-Day     365-Day    365-Day
                                             Volume      Yield      Volume       Yield      Volume     Yield
                                          -----------   ------   -----------   -------   -----------  -------
                                                      (Dollars in Thousands)
Assets

Beginning Balance                                 0     0.00%   $14,496,879     7.55%   $17,952,970    7.63%
U.S. Governments                        $   200,000     7.06%       300,000     5.29%       300,000    6.08%
Government Agencies                         700,000     7.71%       300,000     8.88%       200,000    6.79%
Municipals                                   85,000    11.25%       100,000     8.47%       300,000    6.74%
Certificates                                793,000     5.26%       298,000     5.38%       297,000    6.54%
Other Securities                            100,000     9.20%       200,000     6.20%       200,000    5.81%
Federal Funds                             5,900,000     5.75%             0     0.00%             0    0.00%
PHEAA                                     1,496,215     7.83%             0     0.00%             0    0.00%
Demand Loans                              2,369,199    10.66%             0     0.00%             0    0.00%
Tax Free Loans                                4,200     7.42%         4,200     7.42%        43,400    7.42%
Real Estate Loans                           960,329     9.12%       490,476     8.94%       808,495    8.97%
Installment                               1,888,936     8.94%     1,763,415     8.66%     3,577,361    7.80%
                                        -----------             -----------             -----------

Total Rate Sensitive
  Assets                                $14,496,879     7.55%   $17,952,970     7.63%   $23,684,226    7.64%

Liabilities

Beginning Balance                                 0     0.00%   $18,075,439     4.02%   $22,232,594    4.06%
Super-Nov                               $   507,009     2.50%             0     0.00%             0    0.00%
MMDA                                      5,774,297     3.00%             0     0.00%             0    0.00%
IRAs                                      3,976,716     6.09%             0     0.00%             0    0.00%
$100,000 CDs                              2,346,261     4.29%       200,000     4.25%       202,000    4.98%
Other CDs                                 5,471,155     3.63%     3,957,155     4.22%     3,199,964    4.60%
                                        -----------             -----------             -----------

Total Rate Sensitive
  Liabilities                           $18,075,439     4.02%   $22,232,594     4.06%   $25,634,558    4.14%

Total Assets:                           $70,802,682
Total Equity:                           $ 7,682,285

RSA/RSL                                                 0.80                    0.81                    0.92
GAP (RSA-RSL)                            (3,578,560)             (4,279,624)             (1,950,332)
GAP/Total Assets                                       -5.05%                  -6.04%                  -2.75%

     As measured by the one-year cumulative sensitivity gap at December 31, 1994, the Corporation was liability sensitive such that the maturity and repricing of interest bearing liabilities exceeded interest earning assets. As discussed elsewhere in this Management's Discussion and Analysis, short-term market interest rates rose dramatically in 1994 as a result of the Federal Reserve's efforts to slow the economy by raising the federal funds rate. Long-term rates have also risen but not to the same extent as short-term rates. Management expects these rate increases to continue into 1995. The focus in 1994 was to reduce the Corporation's sensitivity to rising interest rates to the extent possible while limiting the negative impact on earnings. Measures in 1994 to reduce the liability-sensitive position included adjusting lending rates upward to reflect the increased costs on deposits, subject to competitive factors, as well as increasing investments in higher-yielding, longer-term government agency investments (many of which remain subject to calls prior to maturity).

     On a quarterly basis, or as may be necessitated by significant changes in the marketplace, the Committee reviews its asset/liability management policy. Factors considered by the Committee in evaluating interest rate risk include, but are not limited to, the current interest rate outlook nationally and locally, current forecasts on loans and deposits, various rate-sensitive asset-to-liabilities ratios, and current and projected liquidity needs.

     Shawnee manages its liquidity position by continually evaluating its funding needs and the cost and terms of funding sources. The Corporation has sufficient sources of funds available to meet its routine operational cash needs by virtue of its monetary assets and liabilities. The Corporation does not borrow to meet its long-term liquidity needs.

     Net cash from operating activities in 1994 was provided by net income, increased by non-cash related items such as depreciation expense. Net cash from investing activities was primarily redeployed in the purchase of investment securities. Interest bearing accounts were decreased to offset an approximate $2.5 million decline in customer deposits. Federal funds sold and repayments on loans provide sources of short-term liquidity. In addition, the Corporation's securities portfolio provides liquidity due to the active markets for the securities held.

  Three Months Ended March 31, 1995 versus Three Months Ended March 31, 1994

        Net Income

        Net income decreased marginally quarter to quarter by .98% from $194,000 in 1994 to $191,000 in 1995. The principal reason for this decline was a higher overall level of interest paid on deposits. Net income per share slipped from $2.42 to $2.38.



                                             Three Months Ended March 31,
                                           -------------------------------
                                            1995                     1994
                                           -------                  ------
                                               (In thousands, except per
                                                  share and share data)

  INTEREST INCOME
    Loans................................  $   841                 $   839
    Investment Securities................      298                     316
    Interest-bearing Deposits............       14                      31
    Federal Funds Sold...................      110                      52
                                           -------                 -------
                                             1,263                   1,238

  INTEREST EXPENSE
    Deposits.............................      542                     507
                                           -------                 -------

      NET INTEREST INCOME................      721                     731
    Provision for Loan Losses............        0                       0
                                           -------                 -------

      NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES..........      721                     731

  OTHER INCOME
    Service Fees.........................       13                      20
    Other................................       27                      22
                                           -------                 -------
                                                40                      42

  OTHER EXPENSES
    Salaries.............................      206                     209
    Pension and Other Employee Benefits..       42                      47
    Occupancy Expense....................       33                      33
    Depreciation.........................       53                      53
    Other................................      175                     165
                                           -------                 -------
                                               509                     507
                                           -------                 -------

      INCOME BEFORE INCOME TAXES.........      252                     266

    PROVISION FOR INCOME TAXES...........       61                      72
                                           -------                 -------

      NET INCOME.........................  $   191                 $   194
                                           =======                 =======

    NET INCOME PER SHARE.................    $2.38                   $2.42
                                           =======                 =======

    WEIGHTED AVERAGE NUMBER OF
    SHARES OUTSTANDING...................   80,184                  80,184
                                           =======                 =======

        Net Interest Income

        Interest income increased 2% quarter to quarter from $1,238,000 in 1994 to $1,263,000 in 1995. Interest earned from federal funds sold increased significantly on higher volumes, offset partially by a decrease on investment securities income. This reflected the bank's overall move toward lessening the maturities of its investments in light of a trend of increasing interest rate moves by the Federal Reserve Board. Interest income from loans was flat quarter to quarter ($839,000 in 1994 versus $841,000 in 1995) with the overall level of loans remaining fairly constant quarter to quarter as well.

        The return on average earning assets decreased slightly from 1.13% to 1.12% from 1994 to 1995. The increase in interest expense accounted for the change.

        The bank's net interest margin (i.e., the difference between the cost of funds for the bank and the cost at which it can lend these funds) increased in 1995 as compared to 1994, 4.40% versus 4.35%. The principal factor causing the increase in net interest margin was an overall rise in the level of non-interest-bearing deposits during the first quarter of 1995.

        Interest Expense

        Interest expense on deposits increased significantly year to year from $507,000 in 1994 to $542,000 in 1995, or 6.9%. The increase in the expense was due primarily to the increase in short-term interest rates during the period. In addition, competitive pressures in the bank's market area required it to offer higher yields to maintain its deposit base at prior levels.

        Provision for Loan Losses

        Nonperforming loans as a percentage of total average assets remained approximately the same quarter to quarter (.238% versus .235%). Shawnee did not increase its allowance for loan losses during the first quarter of 1995 and did not experience any increase in nonperforming loans during the period. Total risk elements, which include nonperforming assets and loans 90 days past due, decreased from .77% of loans in 1994 to .69% of loans in 1995.

        The Bank's provision for loan losses continued to be consistent with the volume of net charge-offs and responsive to overall asset quality trends. The provision is maintained at a level which management believes to be adequate to absorb potential losses in its portfolio.

        Non-Interest Income

        Other income was flat quarter to quarter ($40,000 in 1995 versus $42,000 in 1994). A slight decrease in service fee income was offset by a small increase in other income.

        Non-Interest Expense

        The overall level of non-interest expenses necessary for the operation of the bank remained constant quarter to quarter ($509,000 in 1995 versus $507,000 in 1994). Salaries and benefits decreased slightly by 3.1%. Other expenses, which included an increase in the cost of FDIC insurance, increased by 6.1%.

        Book Value and Dividends

        Book value per share increased significantly during the first quarter of 1995 to $100.43 per share from $94.55 at the end of 1994. The increase was due to the continued profitability of the bank ($2.38 per share during the quarter) as well as a turnaround in the value of the securities portfolio held by the bank from a net unrealizable holding loss of $235,000 at the end of 1994 to a net unrealized holding gain of $46,000 at the end of the first quarter of 1995. The bank holds these securities as "available for sale" but has no present intention of liquidating these securities.

        Shawnee paid a dividend of $2.45 per share in January, 1995. Shawnee has historically paid its second, and larger, dividend in January of each year. Pursuant to the Plan of Merger, Shawnee is permitted to pay an additional dividend in 1995 based on a pro-ration of $2.70 per share divided by the number of months until the merger is consummated. Shawnee anticipates paying a dividend of $1.35 per share at the end of June.

        Other Key Indices

        Return on average assets (ROA) and return on average equity (ROE) were 1.12% and 10.60% for the first quarter of 1995. These ratios indicate to shareholders how well Shawnee is employing the bank's assets to create income and how well the bank is employing shareholders' equity to create income. ROA decreased slightly quarter to quarter (1.13% vs 1.12%) due to slightly lower levels of income on a marginally higher asset base, and ROE declined from 11.55% to 10.60% due primarily to higher overall levels of shareholders' equity because of the turnaround in the value of the securities portfolio.

        Liquidity

        On a quarterly basis, or as may be necessitated by significant changes in the marketplace, the bank, through its Asset and Liability Committee ("ALCO") reviews its asset/liability management policy. During the first quarter the bank increased loan rates including mortgage rates, in particular, to reflect changes in the overall market and increased the rates paid on deposits to maintain its deposit base and counter competitive pressures.

        Shawnee manages its liquidity position by continually evaluating its funding needs and the cost and terms of funding sources.

        Net cash from operating activities during the first quarter was provided by net income, increased by non-cash related items such as depreciation expense, for a net overall increase of $250,000.

        Net cash flows from investing activities during the quarter, including proceeds from the maturities of investment securities, were primarily redeployed by purchasing additional investment securities. The bank was also able to marginally increase loans during the quarter, reversing a decline in lending of $352,000 during the fourth quarter of 1994. Areas of lending which increased included student loans and commercial loans. Overall, net cash provided by investing activities increased by $247,000 during the quarter.

        The net level of deposits increased by $795,000 during the first quarter. This was primarily due to the bank's increase in demand deposits of 12.8%. Cash flows were decreased by the payment of a dividend in the first quarter.

        Overall, net cash and cash equivalents increased by $1,277,000 during the quarter. In addition, federal funds sold, and repayments on loans provide
  sources of short-term liquidity.   Further, Shawnee's securities portfolio
  provides liquidity due to the active markets for the securities held.


  MARKET AND DIVIDEND INFORMATION CONCERNING SHAWNEE COMMON STOCK

        There has never been an organized public trading market for Shawnee Common Stock. Shawnee Common Stock is traded occasionally in the over-the-counter market. At the present time, there are no securities dealers which make a market for Shawnee Common Stock, and NASDAQ does not report prices for trades of Shawnee Common Stock. While Shawnee's management from time to time receives information concerning trades of Shawnee Common Stock, it does not have any reliable basis on which to provide information concerning trades of Shawnee Common Stock, and it does not have any reliable basis on which to provide information concerning historical ranges of trading prices or bid-and-asked quotations. On January 4, 1995, prior to the announcement of the Shawnee Merger, 300 shares of Shawnee Common Stock were traded by parties not affiliated with Shawnee at a price of $92 per share. Because of the limited trading in Shawnee Common Stock, this price should not necessarily be considered as indicative of Shawnee Common Stock's true market value.

        For 1994, Shawnee declared an annual dividend of $2.70 per share. For 1993, the annual dividend was $2.60 per share. Under the terms of the Plan of Merger, Shawnee is permitted to pay prior to the effective date of the Merger a prorated dividend for 1995 based on the annual rate of $2.70 per share. The amount of this dividend will depend upon the timing of the merger and of the record date for the first Keystone dividend following the Merger.

        While banking laws and regulations limit the amount of dividends that may be paid by Shawnee, these laws and regulations would not currently restrict the payment by Shawnee of dividends at Shawnee's historical rates.


                              BUSINESS OF SHAWNEE

  History and Business

        The Everett Bank was incorporated on December 21, 1949 as a Pennsylvania banking institution. In 1986, the shareholders of The Everett Bank approved a reorganization into a holding company structure, whereby The Everett Bank became the sole subsidiary of the newly-created Shawnee Financial Services Corporation ("Shawnee"). Shawnee's headquarters are located at 115 East Main Street, Everett, Pennsylvania 15537, a two-story building in downtown Everett which contains a full service banking facility and the central administration offices of Shawnee.

        Shawnee, through its sole subsidiary, The Everett Bank, transacts business with customers primarily within its local trade area, which is concentrated in Bedford County, Pennsylvania. Shawnee engages in a full-service commercial banking business within the vicinity of its service area. It offers various loan services, including secured and non-secured commercial and consumer loans, construction and mortgage loans, all types of deposit services, including check services, and interest-bearing demand, savings and other time deposits. Shawnee's business is not seasonal in nature, but does vary with the business cycle. In addition, as a community bank, Shawnee's profitability is impacted by the commercial activity in Bedford County.

        As of March 31, 1995, The Everett Bank had total assets of approximately $71,209,000, total shareholders' equity of approximately $8,053,000, and total deposits and liabilities of approximately $62,627,000.

        Major classifications of loans are summarized as follows:

                                                        December
                                     March 31,   ------------------------
                                       1995         1994         1993
                                    -----------  -----------  -----------


Commercial........................  $ 2,339,866  $ 2,387,347  $ 3,760,268
Real Estate - Construction........      471,293    1,201,212      582,979
Real Estate - Mortgage............   16,738,711   16,011,682   15,271,983
Installment Loans to Individuals..   18,563,650   18,694,713   19,391,395
Other.............................    1,657,331    1,564,913    1,284,900
                                    -----------  -----------  -----------
                                    $39,830,651  $39,859,867  $40,291,525

        In addition to its main office in Everett, the Bank has three branch offices located in Bedford, Breezewood and Loysburg, Pennsylvania. All of these facilities are owned by Shawnee. Management believes all such facilities are in good repair and well suited to their current uses. The Northern Bedford County branch office in Loysburg was significantly updated and expanded in 1993.

        In the past two years, the Bank added four automated teller machines ("ATMs") to various locations. These machines permit customers to conduct routine banking transactions 24 hours a day, and all but one are located on the premises of a banking office. All the ATMs are part of the MAC Network, which consists of over 14,000 ATMs owned by numerous banks and savings and loans in over 16 states.

        As of December 31, 1994, the Bank had 38 full-time employees and seven part-time employees. The Bank believes its relationship with its employees to be good.

  Competition

        The Everett Bank competes actively with other commercial banks and savings and loans in its area, many of which are larger than The Everett Bank, as well as with major banking and financial institutions headquartered elsewhere. The Everett Bank is generally competitive with all competing financial institutions in its service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans. Recently, a number of competitors have begun to offer enhanced financial services and products, including mutual funds, to their customers which The Everett Bank does not offer.

  Regulation and Supervision

        Shawnee is a bank holding company, registered as such with the Federal Reserve Board under the Bank Holding Company Act of 1956. As a bank holding company, Shawnee is required to file with the Federal Reserve Board an annual report and other information. The Federal Reserve Board is also empowered to make examinations and inspections of Shawnee and its subsidiary.

        In addition, The Everett Bank is subject to the supervision of and is regularly examined by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation ("FDIC"), and is subject to certain regulations of the Federal Reserve Board. The areas of operation of The Everett Bank which are subject to regulation by federal and Pennsylvania laws, regulations and regulatory agencies include reserves against deposits, maximum interest rates for specific classes of loans, truth-in-lending and truth-in-savings disclosure, permissible types of loans and investments, mergers and acquisitions, issuance of securities, payment of dividends, Community Reinvestment Act evaluations, establishment of branches and other aspects of operations.

        Shawnee is not a reporting company under the Exchange Act and is therefore not required to file reports with the Securities and Exchange Commission. Shawnee has regularly provided its shareholders with an Annual Report which has included audited financial statements.

                             MANAGEMENT OF SHAWNEE

        The table below provides information concerning the Board of Directors and executive officers of Shawnee. Share ownership information contained in the table reflects beneficial ownership (see note (1) to the table) of Shawnee Common Stock as of June 19, 1995, and is based upon information furnished by or on behalf of the persons referred to in the table.


                                                                                     Amount and             Percentage
                                                                                     Nature of                  of
                                                                 Director            Beneficial            Outstanding
                                                                   of               Ownership of             Shawnee
Name, Principal Occupation During The                            Shawnee           Shawnee Common             Common
Past Five Years, Other Directorships                Age           Since             Stock (1)(2)              Stock
- --------------------------------------------      --------       --------          ------------------        ------------

  Term Ending in 1998:

  Samuel K. Bohn                                      66            1986                   3,000                   3.74%
    Director and President of Shawnee;
    Director, President and
    Secretary of The Everett Bank

  Stephen G. McCahan, Jr.                             63            1986                     225                     (3)
    Director of Shawnee; Director of
    The Everett Bank; President of Everett
    Rexall Pharmacy Inc., Everett and Saxon,
    Pennsylvania

  Barry R. Scatton                                    48            1988                     220                     (3)
    Director of Shawnee; Director of
    The Everett Bank; Attorney-at-Law,
    Bedford County, Pennsylvania

  Term Ending in 1997:

  Constance B. Cragan                                 45            1993                     240                     (3)
    Director of Shawnee; Director of
    The Everett Bank; Owner of Cragan
    Insurance Agency

  B. Frank Dunkle, Jr.                                66            1986                   1,700                   2.12%
    Director and Secretary of Shawnee;
    Director, Vice President and
    Assistant Secretary of The Everett
    Bank; Owner and Tax Consultant for
    B. F. Dunkle Services, Everett,
    Pennsylvania

  Carl R. Feather                                     55            1993                     200                     (3)
    Director of Shawnee; Director of
    The Everett Bank; Owner, Feather
    Mobile Home Sales



                                                                                     Amount and            Percentage
                                                                                     Nature of                of
                                                                  Director           Beneficial            Outstanding
                                                                    of              Ownership of             Shawnee
Name, Principal Occupation During The                             Shawnee          Shawnee Common            Common
Past Five Years, Other Directorships                  Age          Since           Stock (1)(2)              Stock
- --------------------------------------------        --------     ---------        ------------------        ------------

  Term Ending in 1996:

  L. Frank Bittner                                     66           1986                 8,648  (4)             10.79%
    Chairman of the Board of Shawnee;
    Chairman of the Board of The Everett
    Bank; President of Breezewood
    Enterprises and Snyder's Gateway,
    a truck stop gasoline, restaurant
    and rest stop complex in Breezewood,
    Pennsylvania

  John H. Jordan                                       88           1986                 2,420                   3.02%
    Director and Treasurer of Shawnee;
    Director and Vice President of
    The Everett Bank; Attorney-at-Law,
    Bedford County, Pennsylvania

  Other Executive Officers

  Ralphard L. Black                                    52             --                   452                       (3)
    Vice President of Shawnee, Executive
    Vice President of The Everett Bank,
    not a director

  All directors and executive officers
  of Shawnee as a group (9 persons)                                                     17,105                  21.33%

- -------------------

  (1) Under regulations of the Securities and Exchange Commission, a person who has or shares voting or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Unless otherwise indicated in the other footnotes below, each director and officer has sole voting power and sole investment power with respect to the shares indicated opposite his name in the table.

  (2) Includes 5,652 shares held jointly with spouses.

  (3) Less than one percent of the outstanding shares.

  (4) Includes 3,846 shares held by Alice C. Bittner, wife of L. Frank Bittner, for which Mr. Bittner disclaims beneficial ownership.

        Each of the persons listed above has held the position described above or other executive positions with the same entity (or a subsidiary thereof) for at least the past five years.

               CERTAIN BENEFICIAL OWNERS OF SHAWNEE COMMON STOCK

        The following table sets forth, as of June 19, 1995, and as to each person who owns of record, or who is known by the Board of Directors of Shawnee to be the beneficial owner of, more than 5% of the outstanding shares of Shawnee Common Stock, the name and address of such person, the number of shares beneficially owned and the percentage of the outstanding shares of Shawnee Common Stock so owned:


                                                   Percentage of
                                                    Outstanding
                             Amount and Nature of     Shawnee
     Name and Address        Beneficial Ownership  Common Stock
- ---------------------------  --------------------  -------------

  L. Frank Bittner (1)               8,648             10.79%
    Everett, Pennsylvania

  June A. Derrick                   12,600             15.71%
    Everett, Pennsylvania

  Mid-State Bank and
    Trust Company (2)                6,708              8.37%
    Altoona, Pennsylvania

- ---------------

  (1) Includes 3,856 shares held by Alice C. Bittner, wife of L. Frank Bittner, for which Mr. Bittner disclaims beneficial ownership.

  (2) Mid-State is a wholly owned bank subsidiary of Keystone. These shares are held by Mid-State in a fiduciary capacity, as trustee of a trust under which Mid-State has sole voting and investment power over the shares. It is anticipated that these shares will be voted in favor of approval of the Plan of Merger. The amount shown in the table does not include 300 shares of Shawnee Common Stock held by Mid-State in a custodial account over which it has no voting or investment power.


                        SHAWNEE'S INDEPENDENT AUDITORS

        Edwards Leap & Sauer, Inc., Shawnee's auditors since 1966, have been selected to serve as Shawnee's independent auditors for 1995. Services provided to Shawnee by Edwards Leap & Sauer, Inc. include examination of Shawnee's financial statements and consultation in connection with accounting-related and tax matters. It is not expected that a representative of Edwards Leap & Sauer, Inc. will attend the Shawnee Special Meeting.

         COMPARISON OF KEYSTONE COMMON STOCK AND SHAWNEE COMMON STOCK

  General

        Upon consummation of the Merger, shareholders of Shawnee will become shareholders of Keystone. Since the Articles of Incorporation ("Articles") and By-Laws of Keystone and Shawnee are not the same, the Merger will result in certain changes in the rights of the holders of Shawnee Common Stock. The material differences in the rights of holders of Keystone Common Stock and Shawnee Common Stock are discussed below.


  Voting Rights

        General. The holders of Keystone Common Stock, like the holders of Shawnee Common Stock, are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote and do not have cumulative voting rights in the election of directors. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected.

        Special Votes for Certain Transactions. The Articles of Keystone and Shawnee contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

        Keystone's Articles require that certain transactions between Keystone or a subsidiary and an "interested shareholder" be approved by the votes of the holders of (1) 75% of the voting power of all outstanding voting stock of Keystone and (2) a majority of the voting power of the voting stock not beneficially owned by the interested shareholder. An "interested shareholder" is generally defined by Keystone's Articles to mean a person or a group acting in concert that beneficially owns more than 20% of the voting power of Keystone's outstanding voting stock.

        The transactions subject to Keystone's special vote requirements include
  (1) a merger, consolidation or share exchange of Keystone or a subsidiary with an interested shareholder, (2) the sale, lease, exchange or other disposition, or the loan, mortgage, pledge or investment, by Keystone or a subsidiary of 5% or more of Keystone's assets to, with or for the benefit of an interested shareholder, (3) the issuance or transfer to an interested shareholder of securities of Keystone or a subsidiary valued at 5% or more of Keystone's consolidated total assets, (4) the adoption of any plan for the liquidation of Keystone proposed by or on behalf of an interested shareholder, (5) any reclassification of securities, recapitalization of Keystone, merger or consolidation of Keystone with a subsidiary or other transaction which increases the percentage of any class of stock of Keystone or a subsidiary owned by an interested shareholder and (6) any other transaction which is similar in purpose or effect to the foregoing.

        Keystone's special shareholder vote requirements do not apply to any transaction approved by a majority of the "disinterested directors." A disinterested director is any member of the Keystone Board who is not an interested shareholder or an affiliate, associate or representative of an interested shareholder and who (1) was a director before the interested shareholder became an interested shareholder or (2) is a successor to a disinterested director and was recommended for election by a majority of the disinterested directors then on the Board.

        Shawnee's Articles require that certain transactions involving Shawnee be approved by the vote of the holders of at least 75% of the outstanding shares of Shawnee Common Stock. The transactions subject to Shawnee's special voting requirements are a merger, consolidation, liquidation or dissolution of Shawnee or any action that would result in the sale or other disposition of all or substantially all of the assets of Shawnee.

  Board of Directors

        Classified Boards. The Articles of Keystone and the By-Laws of Shawnee divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of the Board of Directors. One class of directors is elected at each Annual Meeting of Shareholders, and each class serves for a term of three years.

        The number of directors which constitute the full Board of Directors of Keystone may be increased or decreased only by the Board of Directors, by a vote including a majority of the disinterested directors then in office, and except as otherwise required by law, vacancies on the Board of Directors of Keystone, including vacancies resulting from an increase in the size of the Board, may be filled only by the Board of Directors by a similar vote. Directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected.

        Shawnee's By-Laws provide that Shawnee's Board of Directors shall consist of not less than six nor more than 25 directors, and that within those limits the Board may fix the number of directors. Vacancies on the Shawnee Board, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining directors (though less than a quorum). Directors elected by the Board to fill vacancies serve for the remainder of the term of the class to which they have been elected. The shareholders of Shawnee can also change the number of Shawnee directors by amending the By-Laws in accordance with the provisions described below and may at the same meeting elect directors to fill any vacancies created by an increase in the size of the Board.

        Removal of Directors. Keystone's Articles provide that a director, any class of directors or the entire Board of Directors may be removed from office by shareholder vote only for cause and only if, in addition to any other vote required by law, such removal is approved by a majority of the voting power of the outstanding voting stock of Keystone which is not beneficially owned by an interested shareholder.

        Shawnee's Articles and By-Laws are silent as to removal of directors by shareholder vote. Under the Pennsylvania Business Corporation Law ("BCL"), because Shawnee has a classified Board, the entire Board, any class of directors or any individual director may be removed from office only for cause by a majority of the votes cast at a meeting of the Shawnee shareholders. In addition, the entire Board may be removed from office with or without cause by the unanimous vote or consent of the holders of Shawnee Common Stock.

        Nomination of Director Candidates. The Articles of Keystone and the By-Laws of Shawnee require that any shareholder intending to nominate a candidate for election as a director must give the corporation advance written notice of the nomination, containing certain specified information. Keystone's Articles require that the notice be given not later than 120 days in advance of the meeting at which the election is to be held. Shawnee's By-Laws require the notice to be given not less than 60 days prior to the meeting at which the election is to be held.


  Amendment of Articles and By-Laws

        Proposal of amendments. Because Shawnee does not have a class of securities registered under the Exchange Act, the BCL provides that amendments to Shawnee's Articles may be proposed either (1) by the Board of Directors or
  (2) by a petition of the holders of not less than 10% of the outstanding Shawnee Common Stock. Under the BCL, because Keystone's Common Stock is registered under the Exchange Act, the shareholders of Keystone are not entitled by statute to propose amendments to Keystone's Articles. Any amendment to Keystone's Articles must first be proposed by Keystone's Board of Directors. Any shareholder of Shawnee or Keystone may propose an amendment to the corporation's By-Laws.

        Approval of Amendments. Keystone's Articles require the votes of the holders of (1) 75% of the voting power of all outstanding voting stock of Keystone and (2) a majority of the voting power of the voting stock not beneficially owned by an interested shareholder to approve any amendment to Keystone's Articles or By-Laws. The special voting requirement does not apply to any amendment approved by a majority of the disinterested directors if at the time of such approval the disinterested directors constitute a majority of Keystone's Board. Under applicable provisions of the BCL, such amendments may be adopted by a majority of the votes cast at a meeting of Keystone shareholders. Except as to matters for which a shareholder vote is required by statute, Keystone's Board may also amend the By-Laws without shareholder approval by a vote including a majority of the disinterested directors then in office.

        Shawnee's Articles require the vote of the holders of at least 75% of the outstanding Shawnee Common Stock to approve any amendment of the special shareholder vote provisions described above under "Voting Rights--Special Votes for Certain Transactions." Under applicable provisions of the BCL, amendments to other provisions of Shawnee's Articles may be approved by a majority of the votes cast at a meeting of Shawnee shareholders.

        Shawnee's By-Laws require the vote of the holders of at least 75% of the outstanding Shawnee Common Stock to adopt any amendment to the By-Laws of Shawnee. Except as to matters for which a shareholder vote is required by statute, Shawnee's Board may also amend the By-Laws without shareholder approval by a majority vote of the members of the Board.


  Keystone Shareholder Rights Plan

        Keystone has established a shareholder rights plan under which each share of Keystone Common Stock presently outstanding or which is issued hereafter prior to the Distribution Date (defined below) is granted one preferred share purchase right (a "Right"). Each Right entitles the registered holder to purchase from Keystone eight one-thousandths (8/1,000ths) of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of Keystone at a price of $56.00 per eight one-thousandths of a Preferred Share, subject to adjustment in the event of stock dividends and similar events occurring prior to the Distribution Date. Each eight one-thousandths of a Preferred Share would have voting, dividend and liquidation rights which are the approximate equivalent of one share of Keystone Common Stock.

        The Rights are not exercisable until the Distribution Date, which is the earlier to occur of (i) 10 days following a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Keystone Common Stock or (ii) 10 business days (unless extended by the Board of Directors prior to any person or group becoming an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Keystone Common Stock.

        Until the Distribution Date, the Rights will be transferred with and only with Keystone Common Stock, and the surrender for transfer of any certificate for Keystone Common Stock will also constitute the transfer of the Rights associated with the shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Keystone Common Stock as of the close of business on the Distribution Date, and the Rights will then become separately tradeable.

        In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or its associates or affiliates (which will be void), will thereafter have the right to receive upon exercise that number of Common Shares or, at the option of Keystone, Preferred Shares (or shares of a class or series of Keystone's preferred stock having equivalent rights, preferences and privileges) or, in certain circumstances, other securities or assets, having a market value of two times the exercise price of the Right. In the event that after the first public announcement that any person has become an Acquiring Person, Keystone is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right, other than rights beneficially owned by the Acquiring Person or its associates or affiliates (which will be void) will thereafter have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

        At any time after the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding Keystone Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Keystone Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which have become void), in whole or in part, at an exchange ratio of one share of Keystone Common Stock, or eight one-thousandths of a Preferred Share (or of a share of a class or series of Keystone's preferred stock having equivalent rights, preferences and privileges), or, in certain circumstances, an amount of other securities or assets having equivalent value, per Right (subject to adjustment).

        At any time prior to the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding Keystone Common Stock, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

        Prior to the Distribution Date, the terms of the Rights may be amended by the Board of Directors in any respect whatever, without the consent of the holders of the Rights, except for an amendment that would reduce the redemption price. Prior to any person becoming an Acquiring Person, Keystone may without the consent of the holders of the Rights lower the 20% thresholds referred to above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Keystone Common Stock then known to Keystone to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%. The Rights will expire on February 8, 2000, unless the expiration date is extended or unless the Rights are earlier redeemed by Keystone as described above.


  Pennsylvania Business Corporation Law

        The provisions of Keystone's Articles described under "Voting Rights" and "Board of Directors" above and Keystone's shareholder rights plan are in addition to certain provisions of Chapter 25 of the BCL which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against Keystone. Because it does not have a class of securities registered under the Exchange Act, Shawnee is not subject to these provisions.

        Under Section 2538 of the BCL, any merger, consolidation, share exchange or sale of assets between Keystone or a subsidiary and any Keystone shareholder, any division of Keystone in which any Keystone shareholder receives a disproportionate amount of any shares or other securities of any corporation resulting from the division, any voluntary dissolution of Keystone in which a Keystone shareholder is treated differently from other shareholders of the same class or any reclassification in which any Keystone shareholder's voting or economic interest in Keystone is materially increased relative to substantially all other shareholders must, in addition to any other shareholder vote required, be approved by a majority of the votes which all shareholders other than the shareholder receiving the special treatment are entitled to cast with respect to the transaction. This special vote requirement does not apply to a transaction (1) which has been approved by a majority vote of the Board, without counting the vote of certain directors affiliated with or nominated by the interested shareholder or (2) in which the consideration to be received by Keystone's shareholders is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class.

        Under Subchapter 25E of the BCL, if any person or group acting in concert which acquires voting power over Keystone shares representing 20% or more of the votes which all Keystone shareholders would be entitled to cast in an election of directors, any other Keystone shareholder may demand that such person or group purchase such shareholder's shares at a price determined in an appraisal proceeding.

        Under Subchapter 25G of the BCL, Keystone may not engage in merger, consolidation, share exchange, division, asset sale or a variety of other "business combination" transactions with a person which becomes the "beneficial owner" of Keystone shares representing 20% or more of the voting power in an election of Keystone directors unless (1) the business combination or the acquisition of the 20% interest is approved by Keystone's Board of Directors prior to the date the 20% interest is acquired, (2) the person beneficially owns at least 80% of the outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F, (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F

        Keystone has elected to opt out from coverage by Subchapter 25G of the BCL, which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition, and Subchapter 25H of the BCL, which would have required a person or group to disgorge to Keystone any profits received from a sale of Keystone's equity securities within 18 months after the person or group acquired or offered to acquire 20% of Keystone's voting power or publicly disclosed an intention to acquire control of Keystone.


  Dissenters' Rights

        The BCL provides for dissenters' rights in a variety of transactions including: (i) mergers or consolidations to which a corporation is a party (other than mergers not requiring a shareholder vote); (ii) certain sales, leases or exchanges of all or substantially all of the assets of a corporation; and (iii) certain share exchanges or plans of division. However, except in the case of (1) a merger, consolidation, share exchange or division in which their shares would be converted into or exchanged for something other than shares of the surviving, new, acquiring or other corporation (or cash in lieu of fractional shares) or (2) a transaction in which certain shareholders receive materially different treatment from that accorded other holders of the same class or series of shares, shareholders of a Pennsylvania business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or held of record by 2,000 or more shareholders. Neither the Keystone nor Shawnee Common Stock is listed on a national securities exchange. However, Keystone currently has more than 2,000 shareholders of record, and Shawnee currently has fewer than 2,000 shareholders of record. Shareholders of Shawnee will have the right to dissent from the Merger. See "Plan of Merger--Dissenters' Rights of Shawnee Shareholders."


  Preferred Stock

        Shawnee's Articles do not authorize any class of stock other than Shawnee Common Stock. The Articles of Keystone authorize Keystone to issue up to 8,000,000 shares of Keystone preferred stock.

        The authorized shares of Keystone preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of Keystone's Board of Directors providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as Keystone's Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Keystone belong exclusively to the holders of Keystone Common Stock.


  Dividend Rights

        The holders of Shawnee Common Stock and Keystone Common Stock are entitled to dividends when, as and if declared by their Board of Directors out of funds legally available therefor. However, if Keystone preferred stock is issued, the Board of Directors of Keystone may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on the Keystone Common Stock unless and until specified dividends on the preferred stock had been paid.


  Liquidation Rights

        Upon liquidation, dissolution or winding up of Keystone or Shawnee, whether voluntary or involuntary, the holders of Keystone or Shawnee Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Keystone, the Board of Directors of Keystone may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of the corporation available for distribution before any distribution is made to the holders of Keystone Common Stock.


  Miscellaneous

        There are no preemptive rights, sinking fund provisions, conversion rights, or redemption provisions applicable to Keystone or Shawnee Common Stock. Holders of fully paid shares of Keystone or Shawnee Common Stock are not subject to any liability for further calls or assessments.


                                LEGAL OPINIONS

          Opinions with respect to certain legal matters in connection with the Merger will be rendered by Reed Smith Shaw & McClay, Pittsburgh, Pennsylvania, as counsel for Keystone, and by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania, as counsel for Shawnee.


                                    EXPERTS

          The consolidated financial statements of Keystone incorporated by reference in Keystone's Annual Report (Form 10-K) for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements of Shawnee appearing on pages F-2 through F-18 of this Proxy Statement/Prospectus have been audited by Edwards, Leap & Sauer, independent auditors, whose report thereon is included herein on page F-1. Such financial statements have been included herein in reliance upon such report, given upon the authority of said firm as experts in auditing and accounting.


                                 OTHER MATTERS

          The management of Shawnee does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named thereon.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                   Page
                                                                   ----
  Shawnee Financial Services Corporation and Subsidiary:

  Audited Annual Financial Statements:

  Report of Independent Auditors..................................  F-1

  Consolidated Balance Sheets as of December 31, 1994 and 1993....  F-2

  Consolidated Statements of Income for the years ended
      December 31, 1994, 1993 and 1992............................  F-3

  Consolidated Statements of Changes in Stockholders' Equity for
      the years ended December 31, 1994, 1993 and 1992............  F-4

  Consolidated Statements of Cash Flows for the years ended
      December 31, 1994, 1993 and 1992............................  F-5

  Notes to Consolidated Financial Statements......................  F-6


  Unaudited Interim Financial Statements

  Consolidated Balance Sheets as of March 31, 1995 (unaudited)
      and December 31, 1994....................................... F-19

  Consolidated Statements of Income for three-month periods ended
      March 31, 1995 and 1994 (unaudited)......................... F-20

  Consolidated Statements of Changes in Stockholders'
      Equity for three-month periods ended March 31, 1995 and
      1994 (unaudited)...........................................  F-21

  Consolidated Statements of Cash Flows for three-month periods ended March 31, 1995 and 1994 (unaudited)..................  F-22

  Notes to Consolidated Financial Statements (unaudited).........  F-23

                         INDEPENDENT AUDITORS' REPORT



  To the Board of Directors
  Shawnee Financial Services Corporation
  Everett, Pennsylvania


  We have audited the accompanying consolidated balance sheets of Shawnee Financial Services Corporation and Subsidiary, as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shawnee Financial Services Corporation and Subsidiary, as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years ended December 31, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.

  As discussed in Note A to the financial statements, the Bank changed its method of accounting for investment securities by adopting Financial Accounting Standards Board No. 115 "Accounting for Certain Investments in Debt and Equity Securities."



  EDWARDS, LEAP & SAUER

  Hollidaysburg, Pennsylvania
  January 31, 1995

CONSOLIDATED BALANCE SHEETS
SHAWNEE FINANCIAL SERVICES CORPORATION


                                                             December 31,
                                                      --------------------------
                                                          1994          1993
                                                      ------------  ------------

  ASSETS

    Cash and due from banks                            $ 2,978,991    $ 2,993,064
    Interest-bearing deposits                            1,091,000      3,954,000
    Investment securities                               18,227,117     18,349,962
       (market value of $19,288,735 for 1993)
    Federal funds sold                                   5,900,000      5,250,000
    Loans, net                                          38,707,461     38,831,713
    Premises and equipment, net                          2,194,054      2,382,203
    Other assets                                           852,311        630,576
                                                       -----------    -----------
           Total assets                                $69,950,934    $72,391,518
                                                       ===========    ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY

  LIABILITIES
    Deposits
      Non-interest-bearing                             $ 7,867,090    $ 7,679,608
      Interest-bearing                                  53,783,190     56,470,387
                                                       -----------    -----------

           Total deposits                               61,650,280     64,149,995

    Dividends payable                                      196,451        188,432
    Accrued interest and other liabilities                 522,915        747,385
                                                       -----------    -----------

           Total liabilities                            62,369,646     65,085,812

  STOCKHOLDERS' EQUITY

    Capital stock, $10 par value, 1,000,000 shares
     authorized; 80,870 shares issued of
     which 80,184 are outstanding                          808,700        808,700
    Surplus                                                671,935        671,935
    Retained earnings                                    6,387,222      5,876,521
    Net unrealized holding losses on
      securities available for sale                       (235,119)             0
                                                       -----------    -----------
                                                         7,632,738      7,357,156
    Less: treasury stock, 686 shares at cost               (51,450)       (51,450)
                                                       -----------    -----------

           Total stockholders' equity                    7,581,288      7,305,706
                                                       -----------    -----------

           Total liabilities and
             stockholders' equity                      $69,950,934    $72,391,518
                                                       ===========    ===========

    The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF INCOME
SHAWNEE FINANCIAL SERVICES CORPORATION

                                                  Years Ended December 31,
                                           --------------------------------------
                                              1994         1993          1992
                                           -----------  -----------  ------------

INTEREST INCOME
  Loans                                     $3,443,191   $3,403,912   $3,255,668
  Investment securities                      1,273,873    1,253,638    1,334,187
  Interest-bearing deposits                     79,073      208,369      272,788
  Federal funds sold                           293,477      208,404      170,177
                                            ----------   ----------   ----------

                                             5,089,614    5,074,323    5,032,820
INTEREST EXPENSE
  Deposits                                   2,007,075    2,038,678    2,199,492
                                            ----------   ----------   ----------

    NET INTEREST INCOME                      3,082,539    3,035,645    2,833,328

PROVISION FOR LOAN LOSSES                            0            0            0
                                            ----------   ----------   ----------

    NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES              3,082,539    3,035,645    2,833,328

OTHER INCOME
  Service fees                                  79,510       69,874       42,773
  Other                                         65,256       75,179       48,629
  Net investment gains (losses)                      0        9,300      (21,950)
  Gain on sale of equipment                          0        3,700            0
                                            ----------   ----------   ----------

                                               144,766      158,053       69,452

OTHER EXPENSES
  Salaries                                     913,234      829,935      728,183
  Pension and other employee benefits          223,195      230,393      217,382
  Occupancy expense                            121,905      115,601      134,290
  Depreciation                                 210,583      213,394      176,734
  Other                                        790,263      703,407      710,532
                                            ----------   ----------   ----------

                                             2,259,180    2,092,730    1,967,121
                                            ----------   ----------   ----------

    INCOME BEFORE INCOME TAXES                 968,125    1,100,968      935,659

PROVISION FOR INCOME TAXES                     240,927      266,474      207,175
                                            ----------   ----------   ----------

    NET INCOME                              $  727,198   $  834,494   $  728,484
                                            ==========   ==========   ==========

NET INCOME PER SHARE OF CAPITAL STOCK            $9.07       $10.35        $9.01
                                            ==========   ==========   ==========

    The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
SHAWNEE FINANCIAL SERVICES CORPORATION

Years Ended December 31, 1994, 1993 and 1992

                                                                   Net
                                                               Unrealized
                            Capital                Retained      Holding     Treasury
                             Stock     Surplus     Earnings      Losses        Stock        Total
                           ---------  ---------  ------------  -----------  -----------  ------------
Balance at
December 31, 1991           $808,700   $659,965   $4,724,196                              $6,192,861

Net income                                           728,484                                 728,484
Cash dividends                                      (202,175)                               (202,175)
                            ---------  ---------  ----------   ---------     ---------    ----------
Balance at
December 31, 1992            808,700    659,965    5,250,505                               6,719,170

Net income                                           834,494                                 834,494
Cash dividends                                      (208,478)                               (208,478)
Treasury stock
   purchased                                                                 $(171,600)     (171,600)
Treasury stock sold                      11,970                                120,150       132,120
                            ---------  ---------  ----------   ---------     ---------    ----------
Balance at
December 31, 1993            808,700    671,935    5,876,521                   (51,450)    7,305,706

Net income                                           727,198                                 727,198
Cash dividends                                      (216,497)                               (216,497)
Net unrealized holding
   losses on securities
   available for sale                                           $(235,119)                  (235,119)
                            ---------  --------   ----------   ---------     ---------    ----------
Balance at
December 31, 1994           $808,700   $671,935   $6,387,222    $(235,119)   $ (51,450)   $7,581,288
                            =========  ========   ==========   ==========    =========    ==========


    The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SHAWNEE FINANCIAL SERVICES CORPORATION

                                                           Years Ended December 31,
                                                  ------------------------------------------
                                                      1994          1993           1992
                                                  ------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                      $   727,198   $    834,494   $    728,484
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                      210,583        213,394        176,734
    (Gain) loss on sale of investment
      securities                                            0         (9,300)        21,950
    (Gain) on sale of equipment                             0         (3,700)             0
    Increase in other assets                         (100,613)      (154,274)       (23,867)
    (Decrease) increase in accrued interest
      and other liabilities                          (224,470)       (75,220)       135,902
                                                  -----------   ------------   ------------

      NET CASH PROVIDED BY
        OPERATING ACTIVITIES                          612,698        805,394      1,039,203

CASH FLOWS FROM INVESTING ACTIVITIES
  Net decrease in interest-bearing deposits         2,863,000      1,981,000        999,000
  Proceeds from sales and maturities
    of investment securities                        4,930,000     17,537,031     14,280,178
  Purchase of investment securities                (5,163,396)   (17,131,463)   (17,559,334)
  Net decrease (increase) in loans                    124,252     (7,796,985)      (594,145)
  Premises and equipment expenditures                 (22,434)      (443,626)       (93,888)
  Proceeds from sale of equipment                           0          3,700              0
                                                  -----------   ------------   ------------

      NET CASH PROVIDED (USED) BY
        INVESTING ACTIVITIES                        2,731,422     (5,850,343)    (2,968,189)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net (decrease) increase in deposits              (2,499,715)     3,202,900      6,279,990
  Proceeds from sale of treasury stock                      0        132,120              0
  Purchase of treasury stock                                0       (171,600)             0
  Dividends paid                                     (208,478)      (202,089)      (194,003)
                                                  -----------   ------------   ------------

      NET CASH (USED) PROVIDED BY
        FINANCING ACTIVITIES                       (2,708,193)     2,961,331      6,085,987
                                                  -----------   ------------   ------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                635,927     (2,083,618)     4,157,001

Cash and cash equivalents at beginning of year      8,243,064     10,326,682      6,169,681
                                                  -----------   ------------   ------------

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                  $ 8,878,991   $  8,243,064   $ 10,326,682
                                                  ===========   ============   ============

    The accompanying notes are an integral part of the financial statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  SHAWNEE FINANCIAL SERVICES CORPORATION



  NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation: The consolidated financial statements include the accounts of Shawnee Financial Services Corporation and its wholly-owned subsidiary, The Everett Bank. All significant intercompany accounts have been eliminated in the consolidation.

  Investment Securities: In May 1993, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement No. 115 requires all investments in debt and equity securities to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available for sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized gains and losses for available for sale securities are excluded from earnings and reported as a net amount and separate component of stockholders' equity until realized.

  As required by Statement No. 115, management implemented the standard on January 1, 1994 and classified its entire securities portfolio as available for sale due to the identification of circumstances which could result in the securities not being held to maturity. Circumstances resulting in securities sales could include, but are not limited to, changes in market interest rates, changes in prepayment risk, income tax considerations, and liquidity needs.
  At this time, management has no intention of establishing a trading securities classification.

  Interest and dividends on securities are reported as interest income. Gains and losses realized on sales of securities represent the differences between net proceeds and carrying values determined by the specific identification method.

  Loans and Allowance for Loan Losses: Loans are stated at unpaid principal balances, less the allowance for loan losses and net unearned discounts.

  Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

  Loans are placed on nonaccrual when a loan is specifically determined to be impaired. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

  The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibilty of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans generally are determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

  SHAWNEE FINANCIAL SERVICES CORPORATION



  NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method and accelerated methods over the estimated useful lives of the assets ranging from 3 to 40 years. Expenditures for maintenance and repairs are charged to expense as incurred. Cost of major additions or improvements are capitalized. When premises and equipment are removed or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income.

  Income Taxes: In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement No. 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Effective January 1, 1993, management adopted Statement No. 109 and reported the cumulative effect of that change in the method of accounting for income taxes in the accompanying 1993 statement of income.

  Earnings Per Share: Earnings per share are calculated on the basis of the weighted average number of common shares outstanding.

  Cash Flow Information: For purposes of the Statements of Cash Flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions Cash and due from banks and Federal funds sold.

  Cash payments for interest in 1994, 1993 and 1992 were $2,185,657, $1,997,160 and $2,079,466, respectively. Cash payments for income taxes for 1994, 1993 and 1992 were $339,249, $281,575 and $145,549, respectively.

  Reclassifications: Certain amounts in 1993 and 1992 have been reclassified to conform with the 1994 presentation.

  SHAWNEE FINANCIAL SERVICES CORPORATION



  NOTE B - INVESTMENT SECURITIES

  Securities available for sale consisted of the following:

                                              December 31, 1994
                               ------------------------------------------------
                                              Gross       Gross     Estimated
                                Amortized   Unrealized  Unrealized    Market
                                  Cost        Gains       Losses      Value
                               -----------  ----------  ----------  -----------
  U.S. Treasury securities     $ 5,691,352    $  2,815    $206,123  $ 5,488,044
  Obligations of other U.S.
    government agencies          8,296,813      16,590     351,939    7,961,464
  Obligations of states and
    political subdivisions       3,184,621      47,069      53,157    3,178,533
  Stocks                           216,235     214,680           0      430,915
  Corporate notes                1,194,337         196      26,372    1,168,161
                               -----------    --------    --------  -----------

                               $18,583,358    $281,350    $637,591  $18,227,117
                               ===========    ========    ========  ===========


                                                 December 31, 1993
                               ------------------------------------------------
                                              Gross       Gross     Estimated
                                Amortized   Unrealized  Unrealized    Market
                                  Cost        Gains       Losses      Value
                               -----------  ----------  ----------  -----------
  U.S. Treasury securities     $ 5,293,058    $162,308    $  2,689  $ 5,452,677
  Obligations of other U.S.
    government agencies          7,899,117     285,454       4,932    8,179,639
  Obligations of states and
    political subdivisions       3,614,578     192,642         755    3,806,465
  Stocks                           216,235     257,814           0      474,049
  Corporate notes                1,326,974      49,663         732    1,375,905
                               -----------    --------    --------  -----------

                               $18,349,962    $947,881    $  9,108  $19,288,735
                               ===========    ========    ========  ===========


  The amortized cost and estimated market values as of December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

  SHAWNEE FINANCIAL SERVICES CORPORATION



 NOTE B - INVESTMENT SECURITIES (CONTINUED)
                                                                           Amortized     Estimated
                                                                              Cost      Market Value
                                                                           -----------  ------------

  Due in one year or less                                                  $ 3,084,929  $ 3,076,654
  Due after one year through five years                                     12,834,310   12,363,185
  Due after five years through ten years                                     2,353,339    2,262,452
  Due after ten years                                                           94,545       93,911
                                                                           -----------  -----------

                                                                            18,367,123   17,796,202
  Stocks                                                                       216,235      430,915
                                                                           -----------  -----------

          Total                                                            $18,583,358  $18,227,117
                                                                           ===========  ===========

  Investment securities with a carrying amount of approximately $5,300,000 at December 31, 1994 were pledged to secure deposits as required or permitted by law.

NOTE C - LOANS

  Major classifications of loans are as follows:


                                                                                       December 31,
                                                                               -------------------------
                                                                                  1994          1993
                                                                               -----------  ------------
  Commercial                                                                   $ 2,387,347   $ 3,760,268
  Real estate - construction                                                     1,201,212       582,979
  Real estate - mortgage                                                        16,011,682    15,271,983
  Installment loans to individuals                                              18,694,713    19,391,395
  Other                                                                          1,564,913     1,284,900
                                                                               -----------  ------------

                                                                                39,859,867    40,291,525
  Less:   Unearned  discount                                                       968,419     1,275,694
          Allowance for loan losses                                                183,987       184,118
                                                                               -----------  ------------

          Net Loans                                                            $38,707,461   $38,831,713
                                                                               ===========  ============


  The Bank's primary business activity is with customers located within its local trade area which is concentrated in Bedford County, Pennsylvania. Commercial, residential and personal loans are granted. Although the loan portfolio is diversified, loans outstanding to individuals and businesses are dependent upon local economic conditions in the immediate trade area.

  Loans on which the accrual of interest has been discontinued amounted to $170,600 at December 31, 1994 and 1993. The gross amount of interest which would have been recorded if all such loans had been accruing interest at their original terms from the date of being placed on nonaccrual is $53,399 for 1994 and $37,949 for 1993.

  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE C - LOANS (CONTINUED)

  In the normal course of business, loans are extended to directors and executive officers and their associates. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness.

  A summary of loans to executive officers and directors, including associates of such persons, is as follows:

                                    1994
                                ------------
  Loans at beginning of year     $  953,473
  New loans                       1,315,202
  Loan payments                    (438,942)
                                 ----------

  Loans at end of year           $1,829,733
                                 ==========


  Changes in the allowance for loan losses were as follows:

                                        1994        1993        1992
                                     ----------  ----------  ----------
  Balance, beginning of year          $184,118    $195,788    $206,503
  Provision charged to operations            0           0           0
  Loans charged off                    (10,623)    (15,135)    (15,731)
  Recoveries                            10,492       3,465       5,016
                                      --------    --------    --------

                                      $183,987    $184,118    $195,788
                                      ========    ========    ========

  NOTE D - PREMISES AND EQUIPMENT

  Major classes of premises and equipment are summarized as follows:

                                           December 31,
                                     ------------------------
                                        1994         1993
                                     -----------  -----------

  Land                                $  337,247   $  337,247
  Buildings and improvements           1,839,486    1,839,486
  Furniture and equipment              1,541,516    1,519,082
                                      ----------   ----------

                                       3,718,249    3,695,815
  Less:  Accumulated depreciation      1,524,195    1,313,612
                                      ----------   ----------

                                      $2,194,054   $2,382,203
                                      ==========   ==========

  Depreciation expense amounted to $210,583, $213,394 and $176,734 for the years ended December 31, 1994, 1993 and 1992, respectively.

  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE E - INCOME TAXES

  As discussed in Note A, management implemented Statement No. 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes was a deferred benefit of $24,621 as of January 1, 1993 and is reported in the statement of income for the year ended December 31, 1993.

  The provision for income taxes consist of:

                    1994        1993       1992
                  ---------  ----------  ---------

  Current          $234,167   $287,752    $207,175
  Deferred            6,760    (21,278)          0
                   --------   --------    --------

        Total      $240,927   $266,474    $207,175
                   ========   ========    ========


  The significant components of temporary differences under Statement No. 109 for 1994 and 1993 are as follows:

                                1994       1993
                               -------  ----------
  Provision for loan losses     $  838   $(12,307)
  Depreciation                   1,243     18,586
  Other                          4,679    (27,557)
                                ------   --------

         Total                  $6,760   $(21,278)
                                ======   ========


  A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes follows:

                                              1994              1993                 1992
                                     -------------------  ------------------  -------------------
                                                  % of                 % of                 % of
                                                 Pretax               Pretax               Pretax
                                       Amount    Income     Amount    Income     Amount    Income
                                     ----------  -------  ----------  -------  ----------  -------
  Provision at statutory rate         $329,163     34.0%   $374,329     34.0%   $318,124     34.0%
  Effect of tax free income            (79,737)    (8.2)    (91,560)    (8.3)    (98,917)    (9.1)
  Non-deductible interest expense        7,507       .8       9,016       .8      10,945      1.0
  Other                                (16,006)    (1.7)    (25,311)    (2.3)    (22,977)    (3.8)
                                      --------     ----    --------     ----    --------     ----
    Actual tax expense and
      effective rate                  $240,927     24.9%   $266,474     24.2%   $207,175     22.1%
                                      ========     ====    ========     ====    ========     ====


  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE E - INCOME TAXES (CONTINUED)

  The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of December 31, 1994 are as follows:


                                         Deferred Tax
                                     -----------------------
                                      Assets    Liabilities
                                     ---------  ------------

  Provision for loan losses           $ 11,469    $     0
  Depreciation                               0     19,530
  Pension expense                       21,505          0
  Unrealized holding losses on
  available for sale securities      121,122            0
  Other                                  1,074          0
                                      --------    -------
                                      $155,170    $19,530
                                      ========    =======

  NOTE F - PENSION PLANS

  The Bank has a non-contributory defined benefit pension plan covering substantially all employees meeting minimum age and service requirements. The plan generally provides benefits based on years of credited service and final average earnings. The current funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension plan assets are primarily mortgage-backed securities. Changes in plan assets values attributable to differences between actual and expected returns on plan assets are deferred as unrecognized gains or losses and included in the determination of the pension cost over time.

  Net pension expense for 1994, 1993 and 1992 consisted of the following:

                                                        1994       1993       1992
                                                      ---------  ---------  ---------
  Service-cost benefits earned during the year        $ 36,689   $ 40,392   $ 30,737
  Interest accrued on projected benefit obligation      69,765     60,414     54,025
  Actual return on plan assets                         (71,332)   (68,615)   (66,664)
  Net amortization and deferral                          2,163      8,180     11,477
                                                      --------   --------   --------
      Net pension expense                             $ 37,285   $ 40,371   $ 29,575
                                                      ========   ========   ========

  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE F - PENSION PLANS (CONTINUED)

  The following table sets forth the plan's funded status and amounts recognized in the accompanying balance sheets at December 31, 1994 and 1993:

                                                               1994         1993
                                                           ------------  -----------
  Actuarial present value of benefit obligations:
    Accumulated benefit obligation, including
      vested benefits (based upon retirement date)
      of $749,134 and $653,449 for 1994 and
      1993, respectively.                                  $  (759,580)   $(707,501)
                                                           ===========    =========
  Projected benefit obligation                             $(1,034,990)   $(904,102)
  Plan assets at fair value                                    957,705      838,531
                                                           -----------    ---------

  Projected benefit obligation in excess of plan assets        (77,285)     (65,571)

  Unrecognized actuarial gain                                   54,449       31,072
  Unrecognized prior service costs                               9,642       10,177
  Unrecognized transition credit                               (49,518)     (52,588)
                                                           -----------    ---------
  Prepaid (accrued) pension costs included
    in the balance sheet                                   $   (62,712)   $ (76,910)
                                                           ===========    =========


  The projected benefit obligation was determined using an assumed discount rate of 7.5% for 1994 and 1993 and 5.5% for 1992. The expected rate of increase in compensation was 5.5% for each year and the assumed rate of return on plan investment earnings was 7.5% for 1994 and 1993 and 8.0% for 1992.

  The Bank maintains a profit sharing plan covering substantially all employees. Contributions to the plan are at the discretion of the Board of Directors. Amounts charged to operations during 1994, 1993 and 1992 were $0, $30,792 and $48,025, respectively.

  NOTE G - COMMITMENTS AND CONTINGENCIES

  In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments were comprised of commitments to extend credit approximating $912,700 and $1,780,000 as of December 31, 1994 and 1993, respectively.

  The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. The terms are typically for a one year period, with an annual renewal option subject to prior approval by management.

  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit.

  The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan loses. Since some of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

  The Bank is involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Bank's financial position.


  NOTE H - RECENT ACCOUNTING PRONOUNCEMENTS

  During 1992, the FASB issued Statement No. 107 "Disclosures about Fair Value of Financial Instruments" which is effective for fiscal years ending after December 15, 1992, except for entities with less than $150 million in total assets. For those entities, the effective date is for fiscal years ending after December 15, 1995. Statement No. 107 requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the financial statements, with exceptions for certain financial instruments.

  In May 1993, the FASB issued Statement No. 114 "Accounting by Creditors for Impairment of a Loan" which is effective for fiscal years beginning after December 15, 1994. Statement No. 114 addresses the methods to be used by a creditor to measure the impairment of a loan and the proper recognition of a change in the value of an impaired loan.

  In October 1994, the FASB issued Statement No. 118 "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure" which amends Statement No. 114 by allowing creditors to use existing methods for recognizing interest income on impaired loans. Statement No. 118 is effective concurrent with the effective date of Statement No. 114.

  In October 1994, the FASB issued Statement No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" which is effective for calendar year 1994 financial statements, except for entities with less than $150 million in total assets having a one year delay. Statement No. 119 primarily requires disclosures about the amounts, nature and terms of derivatives that do not fall under FASB's Statement No. 105 "Disclosures of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk."

  Management is currently evaluating the combined financial statement impact of these statements.

  SHAWNEE FINANCIAL SERVICES CORPORATION



  NOTE I - SUBSEQUENT EVENT (PROPOSED MERGER)

  On January 5, 1995, Shawnee Financial Services Corporation entered into a preliminary merger agreement with Keystone Financial, Inc., a Pennsylvania corporation (Keystone). Under the terms of the agreement, Shawnee will be merged with and into Keystone, which will be the surviving corporation. Each outstanding share of Shawnee's common stock will be converted into 6.25 shares, subject to adjustment, of Keystone common stock, par value $2.00 per share. Simultaneously with or following the merger, Shawnee's subsidiary, The Everett Bank, will be merged with and into Mid-State Bank and Trust Company, a Pennsylvania bank and trust company and wholly-owned subsidiary of Keystone. Management believes the merger will be finalized during 1995.

  SHAWNEE FINANCIAL SERVICES CORPORATION



  NOTE J - PARENT COMPANY ONLY - CONDENSED FINANCIAL STATEMENTS


  CONDENSED BALANCE SHEETS

                                                       December 31,
                                                  ------------------------
                                                     1994          1993
                                                  ----------    ----------
  ASSETS

     Cash                                         $  285,427    $  290,723
     Taxes receivable                                 27,485        17,507
     Investment in subsidiary                      7,163,929     6,959,483
     Furniture and equipment                         172,262       234,026
     Other assets                                    137,970             0
                                                  ----------    ----------

         Total assets                             $7,787,073    $7,501,739
                                                  ==========    ==========

  LIABILITIES AND STOCKHOLDERS' EQUITY

  LIABILITIES

     Dividends payable                            $  196,451    $  188,433
     Deferred tax liability                            9,334         7,600
                                                  ----------    ----------

         Total liabilities                           205,785       196,033


  STOCKHOLDERS' EQUITY

     Capital stock                                   808,700       808,700
     Additional paid-in capital                      671,935       671,935
     Retained earnings                             6,387,222     5,876,521
     Net unrealized holding losses on
        securities available for sale               (235,119)            0
                                                  ----------    ----------

                                                   7,632,738     7,357,156

     Less: treasury stock, 686 shares at cost        (51,450)      (51,450)
                                                  ----------    ----------

         Total stockholders' equity                7,581,288     7,305,706
                                                  ----------    ----------

         Total liabilities and
            stockholders' equity                  $7,787,073    $7,501,739
                                                  ==========    ==========

  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE J - PARENT COMPANY ONLY - CONDENSED FINANCIAL STATEMENTS (CONTINUED)

  CONDENSED STATEMENTS OF INCOME

                                            Years Ended December 31,
                                         --------------------------------
                                          1994         1993        1992
                                         --------    --------    --------
  INCOME
     Dividend income                     $216,497    $208,478    $202,175
     Gain on sale of asset                      0       3,700           0
                                         --------    --------    --------
                                          216,497     212,178     202,175
  GENERAL AND ADMINISTRATIVE
    EXPENSES
     Depreciation                          71,720      50,322           0
     Miscellaneous                          4,017       4,760       3,873
                                         --------    --------    --------

                                           75,737      55,082       3,873
                                         --------    --------    --------

       INCOME BEFORE
         INCOME TAXES                     140,760     157,096     198,302

  INCOME TAXES CREDIT                     (25,751)     (9,907)     (1,317)
                                         --------    --------    --------

       INCOME BEFORE EQUITY IN
         UNDISTRIBUTED EARNINGS
         OF SUBSIDIARY                    166,511     167,003     199,619

  EQUITY IN UNDISTRIBUTED
     EARNINGS OF SUBSIDIARY               560,687     667,492     528,865
                                         --------    --------    --------

         NET INCOME                      $727,198    $834,495    $728,484
                                         ========    ========    ========

  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE J - PARENT COMPANY ONLY - CONDENSED FINANCIAL STATEMENTS (CONTINUED)

  CONDENSED STATEMENTS OF CASH FLOWS

                                                                       Years Ended December 31,
                                                                 -----------------------------------
                                                                    1994         1993        1992
                                                                 -----------  ----------  ----------
  CASH FLOWS FROM OPERATING
    ACTIVITIES
     Net income                                                   $ 727,198   $ 834,495   $ 728,484
     Adjustments to reconcile net income to net
        cash provided by operating activities:
           Gain on sale of asset                                          0      (3,700)          0
           Depreciation                                              71,720      50,322           0
           Equity in undistributed
             earnings of subsidiary                                (560,687)   (667,492)   (528,865)
           Increase (decrease) in cash due to
             changes in assets and liabilities:
                 Taxes receivable                                    (9,978)    (16,190)       (666)
                 Other assets                                       (16,848)          0           0
                 Deferred tax liability                               1,734       7,600           0
                                                                  ---------   ---------   ---------

             NET CASH PROVIDED BY
               OPERATING ACTIVITIES                                 213,139     205,035     198,953

  CASH FLOWS FROM INVESTING
    ACTIVITIES
     Purchase of equipment                                           (9,957)   (284,398)          0
     Proceeds from sale of equipment                                      0       3,750           0
                                                                  ---------   ---------   ---------

             NET CASH USED BY
               INVESTING ACTIVITIES                                  (9,957)   (280,648)          0

  CASH FLOWS FROM FINANCING
    ACTIVITIES
     Dividends paid                                                (208,478)   (202,088)   (194,003)
     Purchase of treasury stock                                           0    (171,600)          0
     Proceeds from sale of treasury stock                                 0     132,120           0
                                                                  ---------   ---------   ---------

             NET CASH USED BY
               FINANCING ACTIVITIES                                (208,478)   (241,568)   (194,003)
                                                                  ---------   ---------   ---------

  NET (DECREASE) INCREASE IN CASH                                    (5,296)   (317,181)      4,950

     Cash at beginning of year                                      290,723     607,904     602,954
                                                                  ---------   ---------   ---------

  CASH AT END OF YEAR                                             $ 285,427   $ 290,723   $ 607,904
                                                                  =========   =========   =========

CONSOLIDATED BALANCE SHEETS
SHAWNEE FINANCIAL SERVICES CORPORATION
(In thousands)

                                                                 (unaudited)
                                                                  March 31,  December 31,
                                                                    1995        1994
                                                                  ---------  ------------
  ASSETS

     Cash and due from banks                                        $ 2,606       $ 2,979
     Interest-bearing deposits                                          893         1,091
     Investment securities                                           18,557        18,227
     Federal funds sold                                               7,550         5,900
     Loans, net                                                      38,752        38,708
     Premises and equipment, net                                      2,137         2,194
     Other assets                                                       714           852
                                                                    -------       -------

            Total assets                                            $71,209       $69,951
                                                                    =======       =======

  LIABILITIES AND STOCKHOLDERS' EQUITY

  LIABILITIES
     Deposits
        Non-interest-bearing                                        $ 8,877       $ 7,867
        Interest-bearing                                             53,750        53,783
                                                                    -------       -------

            Total deposits                                           62,627        61,650

     Dividends payable                                                    0           197
     Accrued interest and other liabilities                             529           523
                                                                    -------       -------

            Total liabilities                                        63,156        62,370

  STOCKHOLDERS' EQUITY

     Capital stock, $10 par value, 1,000,000 shares authorized;
        80,870 shares issued of which 80,184 are outstanding            809           809
     Surplus                                                            672           672
     Retained earnings                                                6,578         6,387
     Net unrealized holding gains (losses) on securities
       available for sale                                                46          (235)
                                                                    -------       -------

                                                                      8,105         7,633
     Less: treasury stock, 686 shares at cost                           (52)          (52)
                                                                    -------       -------

            Total stockholders' equity                                8,053         7,581
                                                                    -------       -------

            Total liabilities and
               stockholders' equity                                 $71,209        $69,951
                                                                    =======        =======


  See notes to consolidated financial statements.

  CONSOLIDATED STATEMENTS OF INCOME
  SHAWNEE FINANCIAL SERVICES CORPORATION
  (Unaudited)
  (In thousands, except per share and share data)

                                                     Three Months Ended March 31,
                                                     ----------------------------
                                                       1995                1994
                                                     --------            --------

  INTEREST INCOME
     Loans                                            $   841             $   839
     Investment securities                                298                 316
     Interest-bearing deposits                             14                  31
     Federal funds sold                                   110                  52
                                                      -------             -------

                                                        1,263               1,238
  INTEREST EXPENSE
     Deposits                                             542                 507
                                                      -------             -------

       NET INTEREST INCOME                                721                 731

  PROVISION FOR LOAN LOSSES                                 0                   0
                                                      -------             -------

       NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES                          721                 731

  OTHER INCOME
     Service fees                                          13                  20
     Other                                                 27                  22
                                                      -------             -------

                                                           40                  42

  OTHER EXPENSES
     Salaries                                             206                 209
     Pension and other employee benefits                   42                  47
     Occupancy expense                                     33                  33
     Depreciation                                          53                  53
     Other                                                175                 165
                                                      -------             -------

                                                          509                 507
                                                      -------             -------

       INCOME BEFORE INCOME TAXE                          252                 266

  PROVISION FOR INCOME TAXES                               61                  72
                                                      -------             -------

       NET INCOME                                     $   191             $   194
                                                      =======             =======

  NET INCOME PER SHARE OF CAPITAL STOCK                 $2.38               $2.42
                                                      =======             =======

  WEIGHTED AVERAGE NUMBER
      OF SHARES OUTSTANDING                            80,184              80,184
                                                      =======             =======



  See notes to consolidated financial statements.

  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  SHAWNEE FINANCIAL SERVICES CORPORATION

  Three Months Ended March 31, 1995 and 1994
  (Unaudited, except December 31, 1994 and 1993 amounts)
  (In thousands)

                                                         Net
                                                      Unrealized
                                                       Holding
                         Capital           Retained     Gains      Treasury
                          Stock   Surplus  Earnings    (Losses)     Stock       Total
                         ------   -------  --------   ----------   --------    --------

Balance at
December 31, 1993          $809     $672    $5,877      $   0       $(52)       $7,306

Net income                                     194                                 194
Net unrealized holding
  gains on securities
  available for sale                                      290                      290
                           ----     ----  --------    -------      -----      --------

Balance at
March 31, 1994             $809     $672    $6,071      $ 290       $(52)       $7,790
                           ====     ====  ========    =======      =====      ========

Balance at
December 31, 1994          $809     $672    $6,387      $(235)      $(52)       $7,581

Net income                                     191                                 191
Net unrealized holding
   gains on securities
   available for sale                                     281                      281
                           ----     ----  --------    -------      -----      --------
Balance at
March 31, 1995             $809     $672    $6,578      $  46       $(52)       $8,053
                           ====     ====  ========    =======      =====      ========




  See notes to consolidated financial statements.

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  SHAWNEE FINANCIAL SERVICES CORPORATION
  (Unaudited)
  (In thousands)


                                                                        Three Months Ended March 31,
                                                                        ----------------------------
                                                                           1995               1994
                                                                         ---------          --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                              $   191           $   194
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation                                                               53                53
    Loss on disposal of equipment                                               6                 0
    (Increase) decrease in other assets                                        (6)               14
    Increase (decrease) in accrued interest
      and other liabilities                                                     6              (130)
                                                                          -------           -------

      NET CASH PROVIDED BY
        OPERATING ACTIVITIES                                                  250               131

CASH FLOWS FROM INVESTING ACTIVITIES
  Net decrease in interest-bearing deposits                                   198             1,389
  Proceeds from maturities of investment securities                         1,095             1,172
  Purchase of investment securities                                        (1,000)           (1,591)
  Net (increase) decrease in loans                                            (44)              352
  Premises and equipment expenditures                                          (2)               (3)
                                                                          -------           -------

      NET CASH PROVIDED BY
        INVESTING ACTIVITIES                                                  247             1,319

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                                      977               182
Dividends paid                                                               (197)             (188)
                                                                          -------           -------

      NET CASH PROVIDED (USED) BY
        FINANCING ACTIVITIES                                                  780                (6)
                                                                          -------           -------

NET INCREASE IN CAS AND CASH EQUIVALENTS                                    1,277             1,444

  Cash and cash equivalents at beginning of period                          8,879             8,243
                                                                          -------           -------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $10,156           $ 9,687
                                                                          =======           =======


See notes to consolidated financial statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Selected Information - Substantially All Disclosures Required By
    Generally Accepted Accounting Principles Are Not Included)

  SHAWNEE FINANCIAL SERVICES CORPORATION

  NOTE A - BASIS OF PRESENTATION

  Management Representation:  The accompanying consolidated financial
  -------------------------
  statements, which are unaudited except for December 31, 1994 and 1993 amounts (which are audited), have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1995 are not necessarily indicative of the results that may be expected for the year ended December 31, 1995. The interim consolidated financial statements and the following discussion should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Corporation's audited financial statements for the years ended December 31, 1994 and 1993.


  NOTE B - CASH FLOW DISCLOSURES (In thousands)

  Supplemental Disclosures: Cash paid during the first three months of the year
  ------------------------
  for interest and income taxes were as follows:


                                                  1995   1994
                                                  -----  -----

       Interest                                   $ 471  $ 469
       Income taxes                                   0     66

  Non Cash Transactions:
  ----------------------

       Recorded unrealized gains on securities
          available for sale                        425    439

       Deferred income taxes on recorded
          unrealized gains on securities
          available for sale                        144    149


  NOTE C - EARNINGS PER SHARE

  Earnings per common share are based on the weighted average number of common shares outstanding during each period.

  (Selected Information - Substantially All Disclosures Required By
    Generally Accepted Accounting Principles Are Not Included)

  SHAWNEE FINANCIAL SERVICES CORPORATION



  NOTE D - INVESTMENT SECURITIES

  In May 1993, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement No. 115 requires all investments in debt and equity securities to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available for sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported as a net amount and separate component of stockholders' equity until realized.

  As required by Statement No. 115, management implemented the standard on January 1, 1994 and classified its entire securities portfolio as available for sale due to the identification of circumstances which could result in the securities not being held to maturity. Circumstances resulting in securities sales could include, but are not limited to, changes in market interest rates, changes in prepayment risk, income tax considerations, and liquidity needs.
  At this time, management has no intention of establishing a trading securities classification.


  NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS

  Prior to 1993, the FASB issued Statement No. 107 "Disclosure about Fair Value of Financial Instruments" which is effective for fiscal years ending after December 15, 1992, except for entities with less than $150 million in total assets. For those entities, the effective date is for fiscal years ending after December 15, 1995. Statement No. 107 requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the financial statements, with exceptions for certain financial instruments.

  In May 1993, the FASB issued Statement No. 114 "Accounting By Creditors for Impairment of a Loan" which is effective for fiscal years beginning after December 15, 1994. Statement No. 114 addresses the methods to be used by a creditor to measure the impairment of a loan and the proper recognition of a change in the value of an impaired loan.

  In October 1994, the FASB issued Statement No. 118 "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure" which amends Statement No. 114 by allowing creditors to use existing methods for recognizing interest income on impaired loans. Statement No. 118 is effective concurrent with the effective date of Statement No. 114.

  In October 1994, the FASB issued Statement No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" which is effective for calendar year 1994 financial statements, except for entities with less than $150 million in total assets having a one year delay. Statement No. 119 primarily requires disclosures about the amounts, nature and terms of derivatives that do not fall under FASB's Statement No. 105 "Disclosures of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk."

  (Selected Information - Substantially All Disclosures Required By
    Generally Accepted Accounting Principles Are Not Included)

  SHAWNEE FINANCIAL SERVICES CORPORATION



  NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

  Management implemented the above applicable standards for the three months ended March 31, 1995 and determined that the combined financial statement impact of these statements was not material. Management is currently evaluating the financial statement impact of Statement No. 107.


  NOTE F - PROPOSED MERGER

  On January 5, 1995, Shawnee Financial Services Corporation entered into a merger agreement with Keystone Financial, Inc., a Pennsylvania corporation (Keystone). Under the terms of the agreement, Shawnee will be merged with and into Keystone, which will be the surviving corporation. Each outstanding share of Shawnee's common stock will be converted into 6.25 shares, subject to adjustment, of Keystone common stock, par value $2.00 per share. Simultaneously with or following the merger, Shawnee's subsidiary, The Everett Bank, will be merged with and into Mid-State Bank and Trust Company, a Pennsylvania bank and trust company and wholly-owned subsidiary of Keystone. Management believes the merger will be finalized during 1995.

                                                            ANNEX I


  June    , 1995
       ---

                          [Form of Fairness Opinion]


  Board of Directors
  Shawnee Financial Services Corporation
  115 East Main Street
  Everett, PA  15537

  Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Shawnee Financial Services Corporation ("Shawnee") of the financial terms of the proposed merger whereby Shawnee will be merged into Keystone Financial, Inc. ("Keystone"). The terms of the proposed merger (the "Merger") between Shawnee and Keystone are set forth in the Agreement and Plan of Reorganization and the Agreement and Plan of Merger (collectively, the "Plan of Merger") dated January 5, 1995, and provide that each outstanding share of Shawnee Common Stock will be converted into 6.25 shares of Keystone Common Stock subject to certain terms and conditions as detailed in the Plan of Merger.

        Berwind Financial Group, L.P. as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

        In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of Shawnee and Keystone, (ii) reviewed the Plan of Merger, (iii) reviewed and analyzed stock market performance of Keystone, (iv) studied and analyzed the consolidated financial and operating data of Shawnee and Keystone, (v) considered the terms and conditions of the proposed Merger between Shawnee and Keystone as compared with the terms and conditions of comparable bank mergers and acquisitions, (vi) met and/or communicated with certain members of Shawnee's and Keystone's senior managements to discuss their respective operations, historical financial statements and future prospects, (vii) reviewed the Proxy Statement/Prospectus, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

        Our opinion is given in reliance on information and representations made or given by Shawnee and Keystone, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Shawnee and Keystone, including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources. We have not independently verified the information concerning Shawnee and Keystone nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the proposed Merger is, in all respects, lawful under applicable law.

        With regard to financial and other information relating to the general prospects of Shawnee and Keystone, we have assumed that such information has been reasonably prepared and reflects the best currently available

  Board of Directors
  June ___, 1995
  Page 2

  estimates and judgments of the managements of Shawnee and Keystone as to Shawnee's and Keystone's most likely future performance. In rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Merger, and in preparation of the final Proxy Statement/Prospectus, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the proposed Merger to Shawnee.

        Our opinion is based upon information provided to us by the managements of Shawnee and Keystone, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the proposed Merger and does not constitute a recommendation to the Board of Shawnee and does not constitute a recommendation to Shawnee's shareholders as to how such shareholders should vote on the Plan of Merger.

        Based on the foregoing, it is our opinion that, as of the date hereof, the proposed Merger between Shawnee and Keystone is fair, from a financial point of view, to the shareholders of Shawnee.

                                              Sincerely,



                                              BERWIND FINANCIAL GROUP, L.P.

                                                            ANNEX II


              STATUTORY PROVISIONS CONCERNING DISSENTERS' RIGHTS
                            OF SHAWNEE SHAREHOLDERS


                 PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988
                       SUBCHAPTER D.--DISSENTERS RIGHTS


  (S) 1571.  Application and effect of subchapter.

        (a) General rule.--Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

        Section 1906(c) (relating to dissenters rights upon special treatment).

        Section 1930 (relating to dissenters rights).

        Section 1931(d) (relating to dissenters rights in share exchanges).

        Section 1932(c) (relating to dissenters rights in asset transfers).

        Section 1952(d) (relating to dissenters rights in division).

        Section 1962(c) (relating to dissenters rights in conversion).

        Section 2104(b) (relating to procedure).

        Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

        Section 2325(b) (relating to minimum vote requirement).

        Section 2704(c) (relating to dissenters rights upon election).

        Section 2705(d) (relating to dissenters rights upon renewal of election).

        Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions)

        Section 7104(b)(3) (relating to procedure).


        (b)  Exceptions.--

             (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

             (i) listed on a national securities exchange; or

          (ii) held of record by more than 2,000 shareholders;

     shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

          (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

          (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

          (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

          (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

          (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (c) Grant of optional dissenters rights.--The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

     (d) Notice of dissenters rights.--Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

          (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

          (2) a copy of this subchapter.

     (e) Other statutes.--The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (f) Certain provisions of articles ineffective.--This subchapter may not be relaxed by any provision of the articles.

     (g) Cross references.--See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

  (S) 1572.  Definitions.

        The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

        "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for purpose of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

        "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

        "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

        "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all of the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans.


  (S) 1573.  Record and beneficial holders and owners.

        (a) Record holders of shares.--A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

        (b) Beneficial owners of shares.--A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.


  (S) 1574.  Notice of intention to dissent.

        If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

  (S) 1575.  Notice to demand payment.

        (a) General rule.--If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

          (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

          (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

          (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

          (4) Be accompanied by a copy of this subchapter.

        (b) Time for receipt of demand for payment.--The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.


  (S) 1576.  Failure to comply with notice to demand payment, etc.

        (a) Effect of failure of shareholder to act.--A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

        (b) Restriction on uncertificated shares.--If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

        (c) Rights retained by shareholder.--The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.


  (S) 1577.  Release of restrictions or payment for shares.

        (a) Failure to effectuate corporate action.--Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

        (b) Renewal of notice to demand payment.--When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

        (c) Payment of fair value of shares.--Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

          (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

          (2) A statement of the corporation's estimate of the fair value of the shares.

          (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

        (d) Failure to make payment.--If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those which the original dissenter had after making demand for payment of their fair value.


  (S) 1578.  Estimate by dissenter of fair value of shares.

        (a) General rule.--If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

        (b) Effect of failure to file estimate.--Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.


  (S) 1579.  Value proceedings general.

        (a) General rule.--Within 60 days after the latest of:

          (1) effectuation of the proposed corporate action;

          (2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

          (3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

  if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

        (b) Mandatory joinder of dissenters.--All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa. C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

        (c) Jurisdiction of the court.--The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

        (d) Measure of recovery.--Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

        (e) Effect of corporation's failure to file application.--If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.


  (S) 1580.  Costs and expenses of valuation proceedings.

        (a) General rule.--The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

        (b) Assessment of counsel fees and expert fees where lack of good faith appears.--Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

        (c) Award of fees for benefits to other dissenters.--If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Harrisburg, Pennsylvania, on the 21st day of June, 1995.

                                             KEYSTONE FINANCIAL, INC.


                                             By  /s/ Carl L. Campbell
                                                 ---------------------------
                                                 Carl L. Campbell, President
                                                 and Chief Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

                          Signature and Capacity                    Date
                          ----------------------                    ----

  CARL L. CAMPBELL, President, Chief Executive Officer and Director; MARK L. PULASKI, Executive Vice President, Treasurer and Chief Financial Officer; DONALD F. HOLT,
  Senior Vice President, Controller and Principal Accounting Officer; A. JOSEPH ANTANAVAGE, Director; J. GLENN BEALL, JR., Director; PAUL I. DETWILER, JR., Director; DONALD DEVORRIS, Director; RICHARD W. DEWALD, Director; GERALD E. FIELD, Director; WILLIAM A. GETTIG, Director; WALTER W. GRANT, Director; ROGER S. HADDON, Director; PHILIP C. HERR II, Director; UZAL H. MARTZ, JR., Director; MAX A. MESSENGER, Director; WILLIAM L. MILLER, Director; ROBERT R. MITCHELL, Director; DON A. ROSINI, Director; F. DALE SCHOENEMAN, Director; RONALD C. UNTERBERGER, Director; G. WILLIAM WARD, Director.


  By  /s/ Carl L. Campbell                                       June 21, 1995
      --------------------
         Carl L. Campbell
         Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------

                   (Pursuant to Item 601 of Regulation S-K)


                                                                                                                     Page Number
                                                                                                                     in Sequential
Exhibit                                                                                                              Numbering
No.                          Description and Method of Filing                                                        System
- ---------------------------  --------------------------------------------------------------------------------------  -------------

23.1                         Consent of Ernst & Young LLP, independent auditors (filed herewith).                        100

23.2                         Consent of Edwards, Leap & Sauer, independent auditors (filed herewith).                    101

23.4                         Consent of Berwind Financial Group, L.P. (to be filed by amendment)                         NA

23.5                         Consent of Coopers & Lybrand L.L.P. (filed herewith)                                        102

23.6                         Consent of Deloitte & Touche LLP (filed herewith)                                           103

23.7                         Consent of KPMG Peat Marwick L.L.P. (filed herewith)                                        104

24.1                         Power of Attorney (set forth on Page II-5 of the Registration Statement).                   NA

99.1                         Preliminary copy of letter to shareholders of Shawnee Financial Services
                             Corporation (filed  herewith).                                                              105

99.2                         Preliminary copy of Notice of Special Meeting of Shareholders of Shawnee
                             Financial Services  Corporation (filed herewith).                                           106

99.3                         Preliminary copy of form of proxy for use by shareholders of Shawnee
                             Financial Services Corporation (filed herewith).                                            108


                                      II-2